As confidentially submitted to the Securities and Exchange Commission on September 12, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-5089826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Research Court, Suite 450

Rockville, Maryland 20850

(240) 403-4212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officer)

Anatoly Dritschilo, M.D.

Chief Executive Officer

One Research Court, Suite 450

Rockville, Maryland 20850

(240) 403-4212

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Megan J. Penick

Stephen A. Weiss

Michelman & Robinson LLP

800 Third Avenue, 24th Floor

New York, NY 10020

(212) 730-7700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (3)
Common Stock, par value of $0.00001 per share(2)(3)(5)	$	$
Common Stock, par value $0.00001 per share, issuable upon conversion of Series A Convertible Preferred Stock(4)(6)	$	$
Warrants(5)	$	$
Common Stock issuable upon exercise of warrants held by selling Stockholders(4)(6)	$	$
Total	$	$

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase shares of our common stock to cover over-allotments, if any.

(3)	Pursuant to Rule 416 of the Securities Act, we are hereby registering an indeterminate number of additional shares of common stock of the Registrant as may be issued or issuable as a result of stock splits, stock dividends, stock distributions and similar transactions.

(4)	This registration statement also covers, under a separate prospectus, the resale of an aggregate of (i) [*] shares of Common Stock issuable upon conversion of [ ] shares of Series A Convertible Preferred Stock held by the selling stockholders (the “Selling Stockholders”) identified in the resale prospectus below and (ii) [*] shares of Common Stock issuable upon exercise of Common Stock purchase warrants held by the Selling Stockholders. The company will not receive any proceeds from the sale of stock registered under the resale prospectus. The price of $[ ] per share is a fixed price at which the selling stockholders may sell their shares until such time as our Common Stock is quoted on Nasdaq, the OTCQX or OTCQB.

(5)	No registration fee required pursuant to Rule 457(g) under the Securities Act.

(6)	There is no current market for our securities. Although the registrant’s common stock has a par value of $0.0001 per share, the registrant believes that the calculations offered pursuant to Rule 457(f)(2) are not applicable and, as such, the registrant has valued the common stock in good faith and for purposes of the registration fee, based on $[ ] per share. In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED September 12, 2019

[                 ] Shares of Common Stock

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

1 Research Court, Suite 450

Rockville, Maryland 20850

(240) 403-4212

Purchase Price: $[        ] per Share

Maximum Offering: $[                    ]

This is the initial public offering (the “Offering”) of common stock of Shuttle Pharmaceuticals Holdings, Inc. (the “Company,” “we,” “us” or “our”). We are offering for sale, at a fixed price anticipated to be between $12.00 and $14.00 per share, [               ] shares of common stock and the selling stockholders are offering [       ] shares of common stock underlying certain Series A Convertible preferred stock and warrants held by the selling stockholders. We intend to apply to have the shares of common stock listed on The Nasdaq Stock Market, LLC (“Nasdaq”), subject to our sale of a sufficient number of shares in the Offering to meet Nasdaq’s listing requirements. In order to meet the listing requirements of Nasdaq, we need to sell at least [               ] shares having an aggregate market value of approximately $15,000,000. There can be no assurance that an application for listing the shares on Nasdaq or on any other market will be approved. In the event we are not eligible or otherwise able to list our shares on Nasdaq, we will list our shares on the OTC Markets OTCQX.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered in connection with an investment in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include a non-accountable expense allowance equal to [ ]% of the gross proceeds of this offering payable to [ ], bookrunner and one of the representatives of the several underwriters. See “Underwriting” on page 95 for a description of compensation payable to the underwriters.

We have granted a [45-day] option to the representative of the underwriters to purchase up to [              ] additional shares of Common Stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about ________, 2019.

The date of this prospectus is ________, 2019

i

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate or plan to operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry, and assumptions based on such information and knowledge which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” at page 14. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, market acceptance of our products; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize new and improved products and services; our ability to complete capital raising transactions; and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ii

PROSPECTUS SUMMARY

The following summary provides an overview of all material information contained in this prospectus. It does not contain all of the information you should consider before making a decision to purchase our shares of common stock in the Offering. Prior to investing in our common stock, you should carefully and thoroughly read the more detailed information in this prospectus and review our financial statements and all other information that is included in this prospectus, including the section entitled “Risk Factors” beginning at page 14.

Unless the context otherwise requires, references in this prospectus to “Shuttle Pharmaceuticals,” “the Company,” “we,” “our” and “us” refers to Shuttle Pharmaceuticals Holdings, Inc. and its subsidiary, Shuttle Pharmaceuticals, Inc.

Overview

Founded in 2012 by faculty members of the Georgetown University Medical Center, Shuttle Pharmaceuticals is a clinical stage specialty pharmaceutical company focused on improving the outcomes of cancer patients treated with radiation therapy (RT). Our mission is to improve the lives of cancer patients by developing therapies that are designed to maximize the effectiveness of RT while limiting the late effects of radiation in cancer treatment. Although RT is a proven modality for treating cancers, by developing first-in-class radiation sensitizers, Shuttle aims to increase cancer cure rates, prolong patient survival and improve quality of life when used as a primary treatment, or in combination with surgery, chemotherapy and immunotherapy.

Historically, the major advances in radiation oncology have focused on improving technology to increase the amount of radiation that can be administered to a tumor, while sparing adjacent, normal tissues. Examples of such technologies include intensity modulated radiation therapy (IMRT), stereotactic body radiation therapy (SBRT), stereotactic radiosurgery (SRS) and proton therapy – the backbones of state-of-the-art RT and all offering improvements in physical radiation dose shaping. The basic principle underlying the effectiveness of RT for curing cancers lies in the differential cancer cell kill achieved in tumors by delivery of highly conformal RT doses. Frequently, the treated volumes include sensitive normal tissues, thereby limiting the prescribed RT doses. We suggest that technological innovations to define tumor volumes and shape radiation delivery have reached an effectiveness plateau and that further improvements in RT outcomes will result from pharmacological and immunological approaches to sensitize cancers, protect normal tissues, and engage the immune system.

At present, the drugs used for sensitizing cancers to RT are chemotherapeutic agents possessing radiation sensitizing properties as secondary effects. They are used “off-label” to address the clinical need for radiation sensitizers. For example, certain chemotherapeutic agents such as 5-fluorouracil, capecitabine and cis-platinum, are approved as single agents for cancer treatment, but are used “off-label” as radiation sensitizers in combinations with RT. Treatments with such agents are associated with inherent toxicities associated with the drug’s primary, single-agent mechanisms of action. Shuttle’s platform of sensitizers offer a pipeline of products designed to address the clinical need and the current limitations of using “off-label” drugs with potential best-in-class agents.

Three mechanisms underlie the efficacy of our pipeline: (1) rapidly growing cells are sensitized by candidate drugs in our Ropidoxuridine platform, (2) hypoxic tumors are targeted by Doranidazole, a hypoxic cell sensitizer, and (3) the DNA damage response and immune modulating proteins are targeted by selective histone deacetylase (HDAC) inhibitors. Our novel technologies will be tested in combinations with radiation therapies (conventional X-ray and proton radiation therapies) and in combinations with immune-therapies. Our lead clinical sensitizer drug candidates (Ropidoxuridine and Doranidazole) have proven safe in humans and are planned for efficacy evaluations in Phase 2 and 3 clinical trials. Our HDAC inhibitor platform drug candidates show proof-of-concept activity in preclinical models of solid tumor cancers and are planned for IND-enabling and phase I clinical trials to determine pharmacokinetics, safety and maximum tolerated doses (MTD).

Our intellectual property portfolio for Ropidoxuridine includes novel compositions of matter and methods of use formulations for improved drug bioavailability and for sensitizing cancers to proton and to conventional radiation therapies. Our Doranidazole portfolio includes in-licensed patents for methods of use formulations for sensitizing hypoxic cancers to stereotactic body radiation therapy (SBRT). Our HDAC inhibitor portfolio includes new patent applications for composition of matter and methods of use for treating cancers by drug alone and in combinations with radiation therapies.

Thus far, we have obtained funding for our research from angel investors, friends and family, and non-dilutive SBIR contracts to support the development of the radiation sensitizer Ropidoxuridine in a Phase I and Phase II clinical trials, most recently having been awarded a $1.9 million contract through NIH’s National Cancer Institute to further advance the discovery work performed to develop “Predictive Biomarkers of Prostate Cancer Sensitivity for Radiation Late Effects.” The hypoxic radiation sensitizer Doranidazole has been in-licensed from Pola Pharma for clinical testing in the U.S. in combination with SBRT. In addition, we have received SBIR funding to develop predictive biomarkers of radiation late-effects for use in patients receiving radiation therapy for prostate cancer and to establish prostate cancer cell lines from African-American patients for use in health disparities research and new drug development. The latter projects offer additional future commercialization opportunities.

Product Candidates

The U.S. Food and Drug Administration (the “FDA”) considers new molecular entities as first-in-class, if such drugs use a new and unique mechanism of action for treating a medical condition. The mechanisms of action underlying our clinical candidate agents have been attributed to (i) metabolism of Ropidoxuridine (IPdR) to IUdR and incorporation of the metabolite (IUdR) into DNA. Reactive uracil species and DNA double strand breaks are generated following radiation exposure in the presence of IUdR in the DNA; (ii) the presence of Doranidazole in hypoxic regions of tumors, yields a highly reactive molecule that increases DNA strand breakage in combination with radiation under hypoxic conditions; and (iii) inhibition of histone deacetylases (HDACs) leads to stimulation of the immune system to produce T-lymphocytes targeting residual cancer cells after RT.

Our objective is to improve the outcomes of cancer treatment through RT while reducing its side effects by:

●	Sensitizing growing cancer cells to render them more susceptible to the effects of RT;

●	Sensitizing hypoxic cells in tumors that resist conventional doses of RT;

●	Activating the DNA damage response pathway to protect normal cells located near cancers; and

●	Activating the immune response to antigens present on irradiated and un-irradiated cancer cells.

To our knowledge no drug utilizing these mechanisms has received FDA approval as a radiation sensitizer. We have developed, to clinical stage, the small molecule strategies to sensitize growing cancer cells in tumors to conventional RT and to sensitize treatment resistant, hypoxic cancer cells in tumors to large fraction radiation therapy using SBRT. The pre-clinical technology platform of HDAC inhibitors, which are designed to target cancer cells while protecting healthy tissue/normal cells, further enhances our radiation sensitizer product pipeline. Furthermore, the selective HDAC6 inhibitor discovered and developed in Shuttle laboratories has been shown to inhibit the growth of melanoma tumors in an animal model, supporting an immune stimulating mechanism for this small molecule.

Shuttle has two clinical stage, first-in-class product candidates and two pre-clinical candidates that we believe will deliver the below benefits:

Figure 1: Chart of Radiation Sensitizer Development - Overview.

Ropidoxuridine (IPdR)

Ropidoxuridine (IPdR) is an orally available halogenated pyrimidine (5-iodo-2-pyrimidinone-2-deoxyribose) with strong cancer radiation sensitizing properties. As a prodrug, IPdR is absorbed and metabolized by the liver into IUdR, a halogenated pyrimidine that is incorporated into DNA by rapidly growing cancer cells. Cells that incorporate IUdR into their DNA become more sensitive to the effects of RT. The mechanisms of action underlying our Ropidoxuridine platform drug candidates have been attributed to the presence of IUdR in DNA, which yields reactive uracil free radicals that cause lethal DNA double strand breaks following radiation exposure. The results of the Phase I clinical trial, supported by an NIH SBIR contract to Shuttle Pharmaceuticals and sub-contracted to the Brown University Oncology Group (BrUOG) at the LifeSpan/Rhode Island Hospital, were reported by the sub-contractor at the 30th EORTC-NCI-AACR Symposium in November 2018 and published in the medical journal, Clinical Cancer Research in 2019. Eighteen patients completed dose escalation of IPdR to establish a maximum tolerated dose (MTD) of 1200 mg/day for 28 days, in combination with radiation therapy. Therapeutic blood levels of IUdR were achieved and four patients were scored as partial responses, nine patients had stable disease and one patient progressed in a target lesion in a cohort of patients with advanced cancers of the gastro-intestinal system. These data are interpreted as demonstrating safety for use of IPdR in humans for efficacy testing in clinical trials in combination with RT.

The reported Phase I of Ropidoxuridine in combination with RT provides the foundation for proposed Phase II clinical trials to determine efficacy in treating brain tumors, sarcomas and pancreatic cancers, three diseases that offer potential for orphan designations. The U.S. Food and Drug Administration (“FDA”) granted approval of Shuttle Pharmaceuticals’ application for orphan-drug designation for IPdR for the treatment of glioblastoma. Receiving orphan designation protects the marketing position of Ropidoxuridine for up to seven years after receiving marketing approval from the FDA. Furthermore, this approval integrates well into the overall intellectual property strategy for Ropidoxuridine which includes filed patent applications for (1) “Personalized Methods for Treating Disease by Radiosensitization,” (2) “Method and Compositions for Cancer Therapies that Include Delivery of Halogenated Thymidines and Thymidine Phosphorylase Inhibitors in Combination with Radiation,” and (3) in-license of composition of matter IP for “Proton Activated Atomic Medicine.” We believe that we are well-positioned to determine proof-of-concept with Ropidoxuridine in 2021 and to advance into pivotal clinical trials in the aforementioned indications. Since the chemical composition of the Proton Activated Atomic Medicine technology allows for an accelerated approach to IND-enabling and clinical advancement, we anticipate developing 18O containing Ropidoxuridine concomitantly for use in sensitizing cancer to proton RT. If successful, we anticipate applying for an NDA for Ropidoxuridine by 2025, with a goal of receiving approval by the FDA, in 2025. We plan to commercialize our lead product candidate in the United States after obtaining FDA marketing approval by identifying a partner with manufacturing, sales and distribution capability.

Extended Bio-availability Ropidoxuridine (IPdR/TPI)

Ropidoxuridine and Tipracil (IPdR/TPI) is a new combination drug formulation to increase the bio-availability and incorporation of IUdR into DNA. In preclinical studies of the combination of a IPdR/TPI has shown up to 10 fold greater bioavailability of the active metabolite (IUdR) as compared to IPdR alone controls. Shuttle Pharmaceuticals has filed an application under the Patent Cooperation Treaty (or PCT) for the intellectual property. This new formulation will be tested in a Phase I clinical trial for safety and will be used for radiation sensitizing treatment of stage II and stage III rectal cancers with a proposed endpoint of pathologic complete response rate (pCR) of greater than 40%. PCR has been recognized by the FDA as a surrogate for survival in patients with solid tumors. Closely following FDA approval of Ropidoxuridine, we plan to advance this new formulation of IPdR for commercial use. Another nucleoside analogue, Trifluridine has been formulated in combination with Tipiracil (TAS-102) to enhance drug uptake by colon cancer cells to prolong survival in patients treated for metastatic colorectal cancers (N Engl J Med. 2015). We anticipate enhanced uptake of IPdR by colorectal cancer cells following administration of the IPdR/TPI formulation.

Heavy Oxygen Ropidoxuridine (18O-IPdR)

The heavy oxygen (18O) isotope containing pyrimidines exhibit chemical functions that are similar to the pyrimidines containing the predominant 16O isotope and are incorporated into the DNA of actively growing cancer cells. However, upon exposure to proton irradiation, the 18O atoms capture protons and undergo atomic transmutations of 18O into fluorine-18 (18F). Since oxygen has two atomic binding sites within the DNA “chain” structure, but fluorine has only one atomic binding site, a single strand break is generated in the DNA at the site of the 18F. Furthermore, 18F atoms decay by release of a neutron and positrons, offering potential for imaging by positron emission tomography (PET scan).

The molecules for this technology were discovered by a team of scientists led by Dr. Tyvin Rich, at the University of Virginia and the Hampton University. Shuttle Pharmaceuticals and the University of Virginia Licensing and Ventures Group have agreed to an exclusive option to evaluate and license the intellectual property for the heavy oxygen composition of matter for Shuttle to develop 18O-IPdR for cancer treatment in combination with proton radiation therapy.

Proton radiation therapy is an advanced form of radiation therapy using charged proton particles (p+). proton RT differs from conventional RT in that the radiation is delivered by a beam of protons to precisely target tumors and, due to the favorable physics of energy deposition by proton particles, there is no exit beam, resulting in less radiation to surrounding healthy tissues. Proton RT is expanding rapidly in the U.S. and world-wide, with more than 30 facilities currently in operation in the U.S. and an additional 30 facilities planned for installation over the next five years. Much attention has been paid to proton therapy in the popular press, promoting the advantages, as well as addressing the increased health care costs. The role of a sensitizer that offers proton specific radiation sensitization presents an opportunity to improve the therapeutic ratio and enhance the value of proton radiation therapy as a cancer treatment modality. The development of a proton therapy targeted radiation sensitizer, such as 18O-IPdR, is timely and consistent with current market needs to advance protons as a therapeutic modality.

We intend to perform pre-clinical efficacy and safety (IND-enabling) studies for the 18O-IPdR to advance this drug candidate to a Phase I clinical trial in combination with proton RT. The addressable market includes diseases such as brain tumors, cancers of the head and neck, GI cancers and lung cancers.

Doranidazole

Doranidazole is a novel, injectable radiation sensitizer for hypoxic cancer cells. The Company’s Doranidazole intellectual property was in-licensed from Pola Pharmaceuticals Inc. (Japan). This 2-nitroimidazole nucleoside analog has been shown to be less neurotoxic than other sensitizers, such as Misonidazole and Etanidazole. As cancer cells outgrow the blood supply and oxygen availability becomes limited, hypoxic regions develop within a tumor. Cancer cells under hypoxic conditions are more resistant to the killing effects of RT. Electron affinic drugs, such as Doranidazole, can reach areas of tumor hypoxia to effect radiation sensitization, thereby offering the potential of improving the outcomes of RT by increasing hypoxic cell kill. Doranidazole sensitizes radiation resistant tumor cells to the lethal effects of radiation under extremely hypoxic conditions.

First and second-generation hypoxic sensitizers have shown neurologic toxicity and limited clinical benefit, when used in combination with conventional, fractionated RT. Doranidazole is a highly reactive molecule that increases DNA strand breakage when used in combination with ionizing radiation under hypoxic conditions. Doranidazole has been well-tolerated in humans in clinical trials conducted in Japan, and improved survival was reported in a small, randomized Phase III clinical trial of patients with advanced pancreatic cancers treated with Doranidazole in combination with intra-operative radiation therapy (IORT), as compared to treatment by IORT alone. Shuttle Pharmaceuticals has secured an exclusive license for Doranidazole from Pola Pharmaceuticals, Inc. for development and commercialization in the U.S. We intend to file an IND in the U.S. in 2019, with the goal of initiating a Phase I clinical trial by Q2 of 2020. The FDA has approved our application for orphan designation for Doranidazole as a “radiosensitizer to be used during radiation treatment of pancreatic cancer”. We plan to treat pancreatic cancer in combination with Stereotactic Body Radiation Therapy (SBRT). Doranidazole will be tested initially for treatment of pancreatic. A signal of efficacy in Phase I will support Phase II efficacy testing in lung and liver cancers in combination with SBRT, administered in large doses over several days in one week.

Selective HDAC inhibitors

The roles of acetylation in the epigenetic regulation of chromatin structure and gene expression rests on the balance of activities of histone acetyltransferases (HATs) and histone deacetylases (HDACs). Increased acetylation of histones leads to changes in chromatin structure and accessibility for key cellular proteins to specific target sites. HATs acetylate lysine groups at the amino terminal tails of nuclear histones to neutralize positive charges on the histones and yield a more open, transcriptionally active chromatin structure. In contrast, HDACs deacetylate, yield a condensed chromatin structure and suppress transcription. In this model, inhibitors of HDACs bias the balance toward a more acetylated state. Such a shift in the relative activities of these enzymes may change gene expression necessary for DNA repair, replication, cell cycle checkpoint activation, immune response activation and tumor suppression. We have discovered novel molecules with cancer radiation sensitizing properties, normal tissue protective properties and selective HDAC6 inhibitory properties. Our HDAC inhibitor platform will be evaluated in pre-clinical studies of radiation sensitization of solid tumors and activation of the immune response to irradiated cancer cells.

SP-1-161 is our candidate lead pre-clinical, pan HDAC inhibitor that initiates the mutated in ataxia-telangiectasia (ATM) response pathway. ATM is activated by phosphorylation at serine 1981 triggered by ionizing radiation induced DNA damage. Activated ATM phosphorylates critical factors involved in DNA repair, apoptosis, and cell cycle checkpoint. ATM also can be activated by HDAC inhibitors, suggesting an association with chromatin changes. We observed that the natural product, di-indolmethane activates ATM and imparts radiation protective properties. Chromatin structure has been implicated in DNA damage signaling and repair. Post-translational histone modifications regulate chromatin structure, access for proteins to damaged DNA sites and regulates transcription. Taken together, these observations suggest that the functions of molecules important for radiation sensitivity may be modified using HDAC inhibitors. Using rational drug design, we discovered HDAC inhibitors and ATM activators capable of radiation sensitizing cancer cells and protecting normal cells. SP-1-161 is our lead candidate radiation sensitizing pan-HDAC inhibitor. These drug candidates may serve as direct chemotherapeutic agents or as radiation sensitizers for improving the outcomes of cancer treatment.

SP-2-225 is our candidate lead selective histone deacetylase inhibitor of HDAC6. HDAC6 is a member of the Class IIb HDAC family and is unique among HDAC enzymes in having two active catalytic domains and unique physiological functions. In addition to the modification of histones, HDAC6 targets specific substrates including α-tubulin and HSP90. These molecules are involved in protein trafficking, protein degradation, cell shape and migration. Selective HDAC6 inhibitors are an emerging class of pharmaceuticals due to participation in pathways related to neurodegenerative diseases, cancer, and immunology. Specifically, the potential to affect regulation of the immune system and enhance the immune response in cancer is of great interest as an adjuvant treatment in combination with radiation therapy. With the introduction of cancer vaccines, check-point inhibitors, CAR-T therapies and personalized medicine in cancer, regulation of the immune response to such therapies has significant clinical and commercial interest. We propose to test our HDAC6 inhibitors for a role in enhancing post-RT immune responses to antigens produced by irradiated cancers to improve control of local and metastatic disease.

SP-1-303 is a selective Class I HDAC inhibitor that preferentially affects histone deacetylases HDAC1 and HDAC3 and shows selective cytotoxicity for ER positive and Her2 negative breast cancer cells. The direct cellular toxicity in hormonally responsive breast cancer cells suggests its potential as a second or third line therapy for progressive ER positive breast cancers and for use as a sensitizer of radiation therapy.

Projects in support of drug development for radiation treatment of cancers

To advance research that is complementary to our radiation sensitizer discovery and development projects, the NIH has awarded two SBIR contracts to Shuttle to develop reagents for health disparities research and to develop biomarkers of radiation sensitivity for patients treated with radiation therapy. Shuttle’s scientists have been engaged in developing model human cell systems for testing radiation sensitizers in tissue cultures. This project provides an efficient and low-cost screening technology to determine drug efficacy and to identify candidate lead molecules for treating prostate cancers in African-Americans. First developed at Georgetown University, the conditional cellular reprogramming (CRC) technology offers the ability to establish new cell lines from biopsies of cancers. Shuttle has obtained a sub-license from Propagenix, Inc. to establish 100 normal and cancer cell lines from prostate biopsy samples for use in screening drug candidates and for health disparities research. In addition, to help identify patients who may be more sensitive to radiation therapy and suffer complications, Shuttle has developed metabolite biomarkers, which are predictive of patient responses to radiation therapy. A patent for the intellectual property has been submitted to Georgetown University and Shuttle has obtained an option to license the technology for clinical evaluation, supported by an NIH SBIR contract.

●	Develop prostate cancer cell lines from African-American men with the goal of advancing research to address prostate cancer health disparities “Topic 352: Cell-Based Models for Prostate Cancer Health Disparity Research- Moonshot Project (Phase II)”; and

●	Develop predictive biomarkers of prostate patient outcomes following treatment with SBRT “Topic 345: Predictive Biomarkers for Prostate Cancer Sensitivity for Radiation Late Effects (Phase I).”

The SBIR program of the NIH is designed to encourage small businesses to engage in Federal Research/Research and Development (“R/R&D”) that has the potential for commercialization.

Market Opportunity

The American Cancer Society (Cancer Facts & Figures 2018) estimates 1,735,350 new cancer cases and 609,640 cancer deaths in the United States U.S. and according to the American Society for Radiation Oncology, more than 50% of patients undergo RT at some point in the treatment of their diseases. RT is used to treat cancers of the lung, breast, brain, esophagus, pancreas, rectum, head and neck, uterus, lymphoma and sarcoma. According to a Grand View Market research report, the global radiation oncology market size was valued at USD 5.7 billion in 2016 and is expected to expand at a CAGR of 6.5%.

Currently, there is no drug that was initially approved by the U.S. Food and Drug Administration (the “FDA”) for the radiation sensitizer indication. Present treatment utilizes “off-label” drugs, which are cytotoxic agents that also sensitize, but do not have radiation sensitization as an FDA approved indication. Moreover, since “off-label” drugs are cytotoxic, they are often associated with intrinsic acute and chronic side effects. Nevertheless, these drugs have shown clinically significant improvements in disease control and survival and are typically included in standard-of-care treatment recommendations for patients with cancers of the head and neck, brain, lung, esophagus, stomach, pancreas, liver, bladder, lymphomas and sarcomas. As a result, the Company believes that there is a significant market opportunity for its product candidates. Based on cancer incidence data published by the American Cancer Society, we have estimated the numbers of patients presenting with local/regional disease, suitable for treatment with RT.

Table 1: Cancers Treated with Radiation Therapy and “Off-Label” Sensitizers in the U.S.

Cancer Type (ACS Facts & Figures 2018)	RT Cases Annually	RT Cases (estimated)
Brain*	23,880	18,000
Pancreas*	55,440	16,000
Sarcomas*	13,040	2,400
Rectum	43,030	10,000
Lung	234,030	70,000
Esophagus*	17,290	11,000
Liver	42,220	4,200
Totals	428,930	131,600

Our Strategy

To identify, develop and commercialize drugs that improve the outcomes of cancer treatments in combination with RT, we propose the following clinical development plan:

Develop Ropidoxuridine (IPdR) for Orphan disease indications to take to market

●	Manufacture 24 kg of Ropidoxuridine and formulate for use in efficacy clinical trials.
●	Extend Orphan Designation for Ropidoxuridine with RT in sarcoma.
●	Seek CTEP collaboration for a Phase II clinical trial of Ropidoxuridine and RT in sarcoma.
●	Conduct pre-clinical studies of Ropidoxuridine/Temodar with RT in a glioblastoma model system.
●	Conduct a Phase Ib/II clinical trial of Ropidoxuridine, Temodar and RT in glioblastoma.
●	With evidence of efficacy from Phase II clinical trials, follow a fast-track or perform Phase III clinical trials to secure FDA approval to market Ropidoxuridine with orphan disease designation.

Develop Ropidoxuridine (IPdR/TPI) for colorectal cancer indications to take to market

●	Formulate 5 kg of IPdR/TPI for use in efficacy studies, IND-enabling studies and a Phase I clinical trial.
●	Perform pre-clinical evaluation of drug availability, safety and efficacy of IPdR/TPI.

●	Conduct IND-enabling studies; prepare and obtain IND for IPdR/TPI with RT for treating cancers.
●	Conduct a Phase I clinical trial of IPdR/TPI with RT in rectal cancers.
●	Conduct a Phase II clinical trials of IPdR/TPI with RT in rectal cancer.
●	Partner with a major pharmaceutical company for marketing IPdR/TPI or develop in-house sales and marketing to launch products.

Develop Heavy Oxygen Ropidoxuridine (18O-IPdR) for use with proton radiation therapy to take to market

●	Manufacture 10 g each of GLP grade heavy molecules: ○ C3 [18]O-IUdR, ○ C5 [18]O-IUdR, ○ C5+3 [18]O-IUdR
●	Test in cell systems to determine the optimum molecule for sensitizing cancers to proton RT.
●	Identify the candidate lead heavy IUdR molecule.
●	Manufacture 200 g of the heavy IPdR prodrug of the candidate lead IUdR.
●	Perform efficacy animal model studies of lead heavy IPdR.
●	Manufacture 24 kg of [18]O-IPdR GMP grade and formulate for IND-enabling studies and clinical trials.
●	Conduct IND enabling studies to demonstrate bio-equivalency of [18]O-IPdR to IPdR.
●	Determine interest of Proton Therapy manufacturers to co-develop O18-IPdR with Shuttle Pharmaceuticals.
●	Conduct a Phase I clinical trial of [18]O-IPdR with Proton Therapy to determine the MTD for [18]O-IPdR in advanced cancers of the lung and head and neck
●	Conduct Phase II clinical trials of [18]O-IPdR with Proton RT in lung and head and neck cancers.
●	Partner with a major pharmaceutical company to market [18]O-IPdR (18O-Ropidoxuridine) or develop in-house sales and marketing to launch products.

Develop Doranidazole for use in borderline resectable pancreatic cancer with Stereotactic Body Radiation Therapy (SBRT) to take to market

●	Purchase 10 kg of Doranidazole from Pola Pharma and formulate for intravenous delivery.
●	Follow GAP analysis recommendations from IQVIA to obtain a U.S. IND for Doranidazole and SBRT.
●	Conduct a Phase I clinical trial of Doranidazole with SBRT in advanced/recurrent pancreatic cancer.
●	Conduct a Phase II clinical trial of Doranidazole with SBRT in un-resectable pancreatic cancer.
●	Leverage clinical studies performed in Japan to expedite additional clinical studies in the U.S.
●	Partner with a major pharmaceutical company for marketing Doranidazole in the U.S. or develop in-house sales and marketing for launch of compound.

Develop HDAC Inhibitors for use in breast cancer immune activation

●	Complete pre-clinical efficacy studies of HDAC inhibitors in human xenograft tumor models.
o	SP-1-161 with RT in breast cancers.
o	SP-1-303 with RT in ER+, Her2- breast cancers.
o	SP-2-225 with immune checkpoint inhibitors.
●	Identified the lead HDAC inhibitor for IND-enabling studies
●	Conduct Phase I clinical trials to determine safety and MTD.
●	Conduct Phase II clinical trials for proof-of-concept efficacy evaluation.
●	Positive results from proof-of-concept studies will enable collaborative partnerships with other pharmaceutical companies for Phase III clinical trials.
●	Complete clinical development leading to NDA application and approval.
●	Co-market the HDAC inhibitor to launch domestically and internationally.

Future Opportunities - contingent on achieving initial milestones

●	Conduct clinical studies for Ropidoxuridine platform drugs (IPdR/TPI, [18]O-IUdR and [18]O-IPdR) for other cancer indications (brain, rectum, esophagus, lung, head and neck).
●	Apply for additional indications for Doranidazole for other cancers (liver and lung).
●	Develop partnerships for 18O-IPdR imaging applications in combination with proton therapy.
●	Develop HDAC inhibitors for post radiation therapy immune activation.

Management Team, Board and Investor Base

Our management team has significant experience in radiation oncology and in progressing products from early stage research through clinical trials. Our CEO, Anatoly Dritschilo, M.D., is an experienced clinician and researcher who has served in senior academic management positions including serving as Department Chairman, Hospital Medical Director and Cancer Center Director at Georgetown University Medical Center. Prior to co-founding Shuttle Pharmaceuticals, Dr. Dritschilo was a founding board member of Oncogene/NeoPharm, Inc. (Nasdaq: NEOL). He has experience in providing care for patients undergoing treatment for cancers of the prostate, breast, brain, lung, sarcomas and GI systems. Dr. Dritschilo has directed basic science research supported by grants from the National Cancer Institute (“NCI”) and performed clinical trials using drugs and radiation therapy. In addition, Dr. Dritschilo served as the principal investigator of Pharmaceutical industry sponsored clinical evaluations of human interferon alpha-2 (Bristol-Myers) with radiation therapy and antisense raf oligonucleotides, LErafAON (NeoPharm) with radiation therapy. He serves as a Radiation Biology and Radiation Oncology expert on committees of the National Institutes of Health (“NIH”) to review Program Project (P01) grant applications, Specialized Program of Research Excellence (SPORE) grant applications and investigator-initiated research project (R01) applications.

Dr. Dritschilo is supported in Shuttle Pharmaceutical’s clinical development effort by Tyvin Rich, MD, our Chief Clinical Officer and Medical Director. Dr. Rich is the former Professor and Chairman of the Department of Therapeutic Radiology and Oncology at the University of Virginia Health Sciences Center and proton radiation therapy specialist at the Hampton Proton Therapy Center in Hampton, Virginia. Dr. Rich has served as principal investigator on multi-modality clinical trials for the treatment of gastrointestinal (GI) cancers and helped to develop treatment with 5-fluorouracil (5-FU) as a radiation sensitizer for use with RT in the treatment of GI cancers. He has extensive cancer clinical trial experience in developing radiation sensitizer applications through his participation in the Radiation Therapy Oncology Group (RTOG). Dr. Rich is a co-inventor of the Proton Activated Atomic Medicine technology.

Our administrative services are provided by Peter Dritschilo, MBA, who has served as Shuttle’s President, COO and CFO since 2012. Mr. Dritschilo’s experience in hospital administration and management of medical oncology clinical services and radiation therapy facilities is ideal for the Company’s needs, including management of day-to-day operations, human resources and financial oversight. The addition of Michael Vander Hoek, MHSA, as our CFO and Vice President for Operations and Regulatory, expands Shuttle’s capability to provide an additional level of management for the proposed expansion of clinical trials. Mr. Vander Hoek has served as administrative director of the Lombardi Comprehensive Cancer Center (LCC) for the past 12 years and has extensive experience in negotiations, management and supervision of Contract Research Organizations (CROs) and research contracts in general. As the administrative director of the Lombardi Comprehensive Cancer Center, Mr. Vander Hoek also served as the chief financial officer. Taken together, this leadership team has been expanded with highly qualified specialists to achieve the proposed milestones for the development of radiation sensitizer products.

Risk Factors

Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus at page 14 immediately following this prospectus summary. These risks include the following:

●	Our success is primarily dependent on the successful development, regulatory approval and commercialization of our product candidates, both of which are in the early stages of development.

●	Our approach to the discovery and development of innovative radiation oncology drugs based on our HDAC small molecule delivery platform which is novel, unproven and may not result in marketable products.

●	We have no source of predictable revenue, have incurred significant losses since inception, may never become profitable and may incur substantial and increasing net losses for the foreseeable future as we continue the development of, and seek regulatory approvals for our product candidates.

●	If clinical trials of our product candidates fail to demonstrate safety and efficacy, we may be unable to obtain regulatory approvals and commercialize our product candidates.

●	We are subject to regulatory approval processes that are lengthy, time-consuming and unpredictable. We may not obtain approval for any of our product candidates from the FDA or foreign regulatory authorities.

●	Even if we obtain regulatory approval, the market may not be receptive to our product candidates.

●	We may not be able to establish the collaborative partnerships with other pharmaceutical companies, through which we expect to complete development of, obtain marketing approval for and, if approved, manufacture and market our product candidates.

●	We may encounter difficulties satisfying the requirements of clinical trial protocols, including patient enrollment.

●	We may face competition from other companies in our field or claims from third parties alleging infringement of their intellectual property.

●	We may be unable to recruit or retain key employees, including our senior management team.

●	We will likely need to obtain significant additional funding on acceptable terms to continue operations.

●	We are a Phase I clinical stage pharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. Specialty pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We do not currently have any product candidates in advanced clinical trials or approved for sale, and we continue to incur significant research and development and general and administrative expenses in relation to our operations. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the specialty pharmaceutical industry. We have not generated any revenue and have incurred losses in each year since our founding in December 2012. Our net losses for the six months ended June 30, 2019 were $433,838 and $626,139 for the year ended December 31, 2018 (2017 - $213,594). As of June 30, 2019, we had an accumulated deficit of $2,344,425. We expect to continue to incur significant losses for the foreseeable future. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

●	Further, we have not submitted an application for or received marketing approval for any of our product candidates. Regulatory approval of our product candidates is not guaranteed, and the approval process is expensive and may take several years.

●	It is difficult and costly to protect our intellectual property rights.

●	We may face competition from other companies in our field or claims from third parties alleging infringement of their intellectual property.

●	We may be unable to recruit or retain key employees, including our senior management team.

●	We will likely need to obtain significant additional funding on acceptable terms to continue operations.

Implications of Being an Emerging Growth Company

●	As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of the above provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may also choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period for adopting new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

The Company was formed as a limited liability company in the state of Maryland in December 2012 and was converted to a C corporation, Shuttle Pharmaceuticals, Inc., in August of 2016. In June of 2018, we completed a share exchange agreement with Shuttle Pharma Acquisition Corp. Inc. (“Acquisition Corp.”), pursuant to which Shuttle Pharmaceuticals, Inc. became a subsidiary of Acquisition Corp. and we subsequently changed the name of Acquisition Corp. to Shuttle Pharmaceuticals Holdings, Inc. Our executive offices are located at 1 Research Court, Suite 450, Rockville, Maryland 20850 and our telephone number is (240) 403-4212. Our corporate website is www.shuttlepharma.com. Information appearing on our corporate website is not incorporated as part of this prospectus.

The Offering

Issuer:	Shuttle Pharmaceuticals Holdings, Inc.

Common stock offered by us:	shares

Common stock offering by the selling stockholders:	shares (1)

Over-allotment option of common stock offered by us:	[ ] shares

Common stock to be outstanding immediately after this Offering:	shares (and [ ] shares if the underwriters exercise their over-allotment option in full) (2)

Public offering price:	$[ ] per share.

Total Offering:	$[ ]

Plan of Distribution:	The Offering is an underwritten public offering being conducted on a “best efforts” basis.

Until the company has received subscriptions and payment for a minimum of [ ] shares ($[ ]) subscription proceeds will be deposited in a non- interest bearing escrow account with and held in escrow by [ ], as escrow agent. After closing on the minimum offering, subscription proceeds will not be deposited into the escrow account and held in escrow, but rather, will be paid directly to the company.

In offering the shares on our behalf, our executive officers and directors will rely on the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in the sale of the securities of such issuer.

The shares will be offered for sale for a period of one hundred and eighty (180) days from the date of this prospectus, unless extended by our board of directors for period or periods of up to an aggregate of an additional one hundred and eighty (180) days.

Dividend policy:	We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See the section entitled “Dividend Policy.”

Use of proceeds:

The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders in the offering, and increase our public float. Our net proceeds from this offering, after deducting offering expenses payable by us at closing (including underwriter discounts and commissions), of approximately $[                 ], will be approximately $[                 ], assuming all shares are sold in the Offering.

We intend to use the net proceeds from this Offering to fund preclinical research and clinical trials of product candidates, including radiation sensitizers Ropidoxuridine, Doranidazole and the HDAC inhibitor small molecule technology platform, working capital and general corporate purposes, as well as potential acquisition or in-licensing activities. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See the section entitled “Use of Proceeds” at page 41.

Proposed Nasdaq symbol:	“SHPH”

Risk Factors:	You should carefully read and consider the information set forth under “Risk Factors” at page 14 below and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

(1)	The number of shares of our common stock outstanding excludes:

●	3,000,000 shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan.

●	This number assumes 97,062 shares of our common stock issuable upon conversion of 1,212.5 shares of Series A convertible preferred stock and 97,062 shares of common stock issuable upon exercise of outstanding warrants to purchase common stock, which will be convertible and issued upon the earlier of completion of this Offering or listing of our common stock on Nasdaq.

SUMMARY FINANCIAL INFORMATION

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and Interim Financial Statements and Notes thereto, included elsewhere in this prospectus.

Statements of Operations

	For the Years Ended December 31,		For the Six Months Ended June 30,
	2018	2017	2019	2018
			(unaudited)	(unaudited)
Revenue	$-	-	-	-
Operating Expenses	$586,632	202,713	338,161	218,254
Loss from operations	$(586,632)	(202,713)	(338,161)	(218,254)
Other Income (expense)	$(39,507)	(10,881)	(95,677)	(20,892)
Net loss	$(626,139)	(213,594)	(433,838)	(239,146)

Balance Sheets

	As of
	December 31,	June 30,
	2018	2019
		(unaudited)
Current Assets	$613,957	592,446
Long Term Asset	$7,318	272,704
Current Liabilities	$593,819	795,331
Noncurrent Liabilities	$-	214,264
Series A convertible preferred stock, $0.00001 par value; $1,000 per share liquidation value or aggregate of $1,212,500, 20,000,000 shares authorized; 1,213 and 913 shares issued and outstanding at June 30, 2019 and December 31, 2018	$0	0
Common stock, $0.00001 par value; 100,000,000 shares authorized; 17,890,001 shares issued and outstanding at June 30, 2019 and December 31, 2018	$179	179
Common stock-shares to be issued	$16,340	16,340
Additional paid in capital	$1,921,524	2,183,461
Accumulated deficit	$(1,910,587)	(2,344,425)
Total stockholders’ equity (deficit)	$27,456	(144,445)
Total liabilities and stockholders’ equity	$621,275	865,150

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information in this prospectus before you decide to buy our common stock. If any of the following risks related to our business actually occurs, our business, financial condition, operating results, and prospects would be adversely affected. The market price of our common stock could decline due to any of these risks and uncertainties related to our business, or related to an investment in our common stock, and you may lose part or all of your investment.

Risks Related to Our Business

Our success is primarily dependent on the successful development, regulatory approval and commercialization of our product candidates, all of which are in the early stages of development.

We currently have two clinical stage product candidates which are in the early stages of development: (i) Ropidoxuridine, which has undergone an SBIR funded Phase 1 clinical trial at Lifespan/Rhode Island Hospital, and (ii) Doranidazole, which has been developed by Pola Pharma Inc. in Japan (“Pola Pharma”) and for which certain clinical studies have been performed in Japan. We also have an HDAC inhibitor small molecule platform. The 3-lead drug candidate molecules are in preclinical phases of development. none of our product candidates have gained marketing approval for sale in the United States or any other country, and we cannot guarantee that we will ever have marketable products. To date, we have invested substantially all of our efforts and financial resources in the research and development and commercial planning for our two current product candidates and our HDAC small molecule delivery platform. Our near-term prospects, including our ability to finance our Company and generate revenue, as well as our future growth, will depend heavily on the successful development, marketing approval and commercialization of our product candidates. The clinical and commercial success of product candidates will depend on a number of factors, including the following:

●	obtaining favorable results from our Phase 1 clinical trial for IPdR and proceeding to Phase I(b), Phase II and Phase III clinical trials, which may be slower or cost more than we currently anticipate;

●	development and commercialization in the U.S, of our licensed product, Doranidazole, and subsequently implementing a clinical trials program for this product candidate;

●	even if our clinical trials are successful, there can be no assurance that the FDA will agree that we have satisfactorily demonstrated safety or efficacy or that the FDA will not raise new issues regarding the design of our clinical trials;

●	our ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the FDA;

●	whether we are required by the FDA to conduct additional clinical trials to support the approval of our product candidates;

●	the acceptance by the FDA of our proposed parameters for regulatory approval, including our proposed indication, endpoints and endpoint measurement tools relating to our product candidates;

●	the incidence, duration and severity of adverse side effects;

●	the timely receipt of necessary marketing approvals from the FDA;

●	whether we are able to secure collaborations for completing the development and, if approved, commercialization of our product candidates;

●	the effectiveness of our and our potential collaborators’ marketing, sales and distribution strategy and operations of product candidates that are approved;

●	our success in educating physicians and patients about the benefits, administration and use of our product candidates;

●	the ability of our third-party manufacturers and potential collaborators to manufacture clinical trial and commercial supplies of our product candidates to remain in good standing with regulatory bodies, and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices (“cGMP”) regulations;

●	our ability to successfully commercialize our product candidates, if approved for marketing;

●	our ability to enforce our intellectual property rights;

●	our ability to avoid third-party patent interference or patent infringement claims;

●	acceptance of our product candidates as safe and effective by patients and the medical community; and

●	a continued acceptable safety profile of our product candidates following approval.

Many of the above-listed factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of our product candidates. Any one of these factors or other factors discussed in this prospectus could affect our ability to successfully commercialize product candidates, which could impact our ability to earn sufficient revenues to transition from a developmental stage company and continue our business. If we are not successful in obtaining marketing approval of and commercializing our product candidates, or are significantly delayed in doing so, our business will be materially harmed. We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a Phase I clinical stage pharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. Specialty pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We do not currently have any product candidates in advanced clinical trials or approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the specialty pharmaceutical industry. We have not generated any revenue and have incurred losses in each year since our founding in December 2012. Our net losses for the six months ended June 30, 2019 were $433,838 and $626,139 for the year ended December 31, 2018 (2017 - $213,594). We expect to continue to incur significant losses for the foreseeable future. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We currently have no source of product sales revenue.

We have not generated any revenues from commercial sales of our product candidates. Our ability to generate product revenue depends upon our ability to successfully develop and commercialize products, including any of our current product candidates or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. Our ability to generate future product revenue from our current or future product candidates also depends on a number of additional factors, including our ability to:

●	complete research and clinical development of current and future product candidates, either directly or through collaborative relationships;

●	establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

●	obtain regulatory approval from relevant regulatory authorities in jurisdictions where we intend to market our product candidates, either directly or through collaborative relationships;

●	launch and commercialize future product candidates for which we obtain marketing approval, if any, through collaborative partners;

●	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

●	achieve market acceptance for our products, if any;

●	establish, maintain and protect our intellectual property rights; and

●	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with clinical product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of any potential future product sales revenues. Our expenses also could increase beyond expectations if we decide to or are required by the FDA, or comparable foreign regulatory authorities, to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

The market may not be receptive to our product candidates based on our novel therapeutic modality, and we may not generate any future revenue from the sale or licensing of product candidates.

Even if approval is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. The product candidates that we are developing are based on a new delivery platform therapeutic approaches (there currently is no drug which has FDA approval for indications of radiation sensitization). Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not accept our delivery platform, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us. Market acceptance of our product candidates will depend on, among other factors:

●	timing of our receipt of any marketing and commercialization approvals;

●	terms of any approvals and the countries in which approvals are obtained;

●	safety and efficacy of our product candidates;

●	prevalence and severity of any adverse side effects associated with our product candidates;

●	warnings contained in any labeling approved by the FDA or other regulatory authority;

●	convenience and ease of administration of our product candidates;

●	success of our physician education programs;

●	availability of adequate government and third-party payor reimbursement;

●	pricing of our products, particularly as compared to alternative treatments; and

●	availability of alternative effective products for indications our product candidates are intended to treat.

We will require substantial additional financing in order to obtain marketing approval of our product candidates and commercialize our product candidates; a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, substantially all of our resources have been dedicated to the preclinical and clinical development of our HDAC small molecule delivery platform and our initial two product candidates, Ropidoxuridine and Doranidazole. Our capital needs to date have been met by contributions from existing shareholders, as well as through private offerings of our securities and our SBIR contracts. We believe that we will continue to expend substantial resources for the foreseeable future on the completion of clinical development and regulatory preparedness of our product candidates, preparations for a commercial launch of our product candidates, if approved, and development of any other current or future product candidates we may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and, if we are not able to enter into planned collaborations, manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our current product candidates, if approved, or future product candidates, if any.

We estimate that our net proceeds from this Offering will be approximately $76,000,000, if all 5,575,935 shares offered hereby are offered and sold, less Offering expenses payable by us. We believe that such proceeds together with our existing capital resources, will be sufficient to fund our operations through 2023. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

●	the scope, progress, results and costs of researching and developing our current product candidates, future product candidates and conducting preclinical and clinical trials;

●	the cost of commercialization activities if our current product candidates and future product candidates are approved for sale, including securing collaborative ventures for completing development of, securing marketing approval for and ultimately marketing, selling and distributing our product candidates, if approved or building a corporate infrastructure if we have to undertake these activities directly;

●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

●	the number and characteristics of any additional product candidates we may develop or acquire;

●	any product liability or other lawsuits related to our products or commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

●	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

●	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our current product candidates or future product candidates, if any;

●	delay, limit, reduce or terminate our research and development activities; or

●	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our current or future product candidates.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.

Our product candidates are in the early stages of development and may fail in development or suffer delays that materially adversely affect their commercial viability.

We have no products on the market and all of our product candidates are in the early stages of development. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals, including institutional review board (“IRB”) approval, for and successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or one of our collaborators must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical testing and clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. The start or end of a clinical study is often delayed or halted due to changing regulatory requirements, manufacturing challenges, required clinical trial administrative actions, slower than anticipated patient enrollment, changing standards of care, availability or prevalence of use of a comparative drug or required prior therapy, clinical outcomes or financial constraints. For instance, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, the age and condition of the patients, the stage and severity of disease, the nature of the protocol, the proximity of patients to clinical sites and the availability of effective treatments for the relevant disease.

A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects. We may not have the financial resources to continue development of, or to enter into collaborations for, a product candidate if we experience any problems or other unforeseen events that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

●	negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

●	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

●	delays in submitting an Investigational New Drug application (“IND”) or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

●	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

●	delays in enrolling research subjects in clinical trials;

●	high drop-out rates of research subjects;

●	greater than anticipated clinical trial costs;

●	poor effectiveness of our product candidates during clinical trials;

●	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

●	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

●	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

●	varying interpretations of data by the FDA and similar foreign regulatory agencies.

If third parties on which we depend to conduct our preclinical studies, or any future clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We are relying on third party collaborators to conduct our efficacy clinical trials for Ropidoxuridine and plan to rely on third party clinical investigators, contract research organizations (“CROs”), clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies of our product candidates and will do the same for any clinical trials. Because we plan to largely rely on third parties and do not have the ability to conduct preclinical studies or clinical trials independently, we have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires clinical trials to be conducted in accordance with good clinical practices, including for conducting, recording and reporting the results of preclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Any such event could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Because we rely on third party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third party supply and manufacturing partners to supply the materials and components for, and manufacture, our research and development, preclinical and clinical trial drug supplies. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of any drug product formulation manufacturer we may use could require significant effort and expertise in the event there are a limited number of qualified replacements for a particular product candidate.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as Current Good Manufacturing Practice (or CGMP). In the event that any of our suppliers or manufacturers fail to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing or future manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

●	an inability to initiate or continue clinical trials of product candidates under development;

●	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

●	loss of the cooperation of a collaborator;

●	subjecting our product candidates to additional inspections by regulatory authorities;

●	requirements to cease distribution or to recall batches of our product candidates; and

●	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

We may be unsuccessful in engaging in strategic transactions which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expense and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases and out- or in- licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies to complete development and marketing of our product candidates, if approved. The competition for collaborators is intense, and the negotiation process is time-consuming and complex. Any proposed collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition and prospects. Conversely, any failure to enter into any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

We face competition from entities that have developed or may develop product candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as with universities and other research institutions which are developing new technology. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of certain key management and other specialized personnel, including Anatoly Dritschilo, M.D., our chief executive officer, Mira Jung, Ph.D., our chief scientific officer for biology, Michael Vander Hoek, our chief financial officer and vice president operations and regulatory, and Peter Dritschilo, our president and chief operating officer. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

If our product candidates advance into Phase II and Phase III clinical trials, we may experience difficulties in managing our growth and expanding our operations.

We have limited experience in drug development and have not begun clinical trials for any of our product candidates, other than a Phase 1 clinical trial for Ropidoxuridine. As our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If any of our product candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such future products.

We currently have no sales, marketing or distribution capabilities or experience. If any of our product candidates is approved, we plan to enter into collaborations with third parties to sell, market and distribute our products. In the alternative, we would have to develop internal sales, marketing and distribution capabilities to commercialize any approved product, which would be expensive and time-consuming, or, as is more likely, enter into collaborations with third parties to perform these services. If we rely on third parties with sales, marketing and distribution capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms, if, at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

If we fail to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties that could materially harm our business.

Even if we receive marketing and commercialization approval of a product candidate, there can be no assurance we will not be subject to future or continuing regulatory review, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the U.S. and any foreign jurisdiction in which we seek regulatory approval. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a risk evaluation and mitigation strategies (“REMS”) plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturer and manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with CGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If we rely on third-party manufacturers, we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. If we or our collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, holds on clinical trials, refusal by the FDA to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. While we make an effort to maintain strict employee work processes and oversight, employee misconduct could expose us to liability through the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Furthermore, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of cyber security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For example, the loss of preclinical data or data from any future clinical trial involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Our proprietary information, or that of our customers, suppliers and business partners, may be lost or we may suffer security breaches.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material security breach to date, any such breach could compromise our network, or the networks of our CROs or other third party service providers, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and our ability to conduct clinical trials, which could adversely affect our business and reputation and lead to delays in gaining regulatory approvals for our drugs. Although we maintain business interruption insurance coverage, our insurance might not cover all losses from any future breaches of our systems.

Failure of our information technology systems could significantly disrupt the operation of our business.

Our business increasingly depends on the use of information technologies, which means that certain key areas such as research and development, production and sales are to a large extent dependent on our information systems or those of third-party providers. Our ability to execute our business plan and to comply with regulatory requirements with respect to data control and data integrity, depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems and the IT systems supplied by third-party service providers. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and backup measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we and our third-party service providers have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and manufacturing involve the use of hazardous materials and various chemicals. We maintain quantities of various flammable and toxic chemicals in our facilities in Gaithersburg, Maryland that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these materials in our Gaithersburg facilities comply with the relevant guidelines of Gaithersburg, the State of Maryland and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work.

Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for pharmaceutical companies, including policies governing revenue recognition, research and development and related expenses and accounting for stock-based compensation are subject to review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to accounting methods or policies, or interpretations thereof, may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus.

Risks Related to Intellectual Property

If we are not able to obtain and enforce patent protection for our technologies or product candidates, development and commercialization of our product candidates may be adversely affected.

Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for our product candidates, methods used to manufacture our product candidates and methods for treating patients using our product candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of the date of this prospectus, we have filed five patent applications with the U.S. Patent and Trademark Office (the “USPTO”) with respect to various aspects of our HDAC inhibitor small molecule delivery platform and Ropidoxuridine, our lead product candidate. In addition, we have negotiated an exclusive option to license the rights to heavy Oxygen containing molecules, including O18-IUdR and O18-IPdR from the University of Virginia Licensing and Ventures Group. We have also obtained the U.S. rights to patents and patent applications filed by Pola Pharma in relation to our license of Doranidazole from Pola Pharma. However, we may not be able to apply for patents on certain aspects of our product candidates or delivery technologies in a timely fashion or at all. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued, granted or licensed patents will not later be found to be invalid or unenforceable or that any issued, granted or licensed patents will include claims that are sufficiently broad to cover our product candidates or delivery technologies or to provide meaningful protection from our competitors. Moreover, the patent position of specialty pharmaceutical companies can be highly uncertain because it involves complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our position in the market.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other requirements during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. While we will endeavor to try to protect our product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, there can be no assurance that:

●	others will not or may not be able to make, use or sell compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or license;

●	we or our licensors, collaborators or any future collaborators are the first to make the inventions covered by each of our issued patents and pending patent applications that we own or license;

●	we or our licensors, collaborators or any future collaborators are the first to file patent applications covering certain aspects of our inventions;

●	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	A third party may not challenge our patents and, if challenged, a court may not hold that our patents are valid, enforceable and infringed;

●	any issued patents that we own or have licensed will provide us with any competitive advantages, or will not be challenged by third parties;

●	we may develop additional proprietary technologies that are patentable;

●	the patents of others will not have an adverse effect on our business; and

●	our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

We intend to license patent rights from third-party owners or licensees. If such owners or licensees do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected.

In connection with our license of Doranidazole from Pola Pharma and in other future in-licensing opportunities, we will likely rely on intellectual property rights licensed from third parties to protect our technology. Our success will depend in part on the ability of Pola Pharma and any future licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. In addition, we may sublicense our rights under third-party licenses to future collaborators or strategic partners. Any impairment of these sublicensed rights could result in termination of an agreement by one or more of any future collaborators or strategic partners.

We may not be able to protect our intellectual property rights throughout the world.

Obtaining a valid and enforceable issued or granted patent covering our technology in the U.S. and worldwide can be extremely costly. In jurisdictions where we have not obtained patent protection, competitors may use our technology to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where it is more difficult to enforce a patent as compared to the U.S. Competitor products may compete with our future products in jurisdictions where we do not have issued or granted patents or where our issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to biopharmaceuticals. This could make it difficult for us to prevent the infringement of patents or marketing of competing products in violation of our proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We generally file a provisional patent application first (a priority filing) at the USPTO. A U.S. utility application and international application under the Patent Cooperation Treaty (PCT) are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in the European Union, Japan, Australia and Canada and, depending on the individual case, also in any or all of, inter alia, China, India, South Korea, Singapore, Taiwan and South Africa. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, various scopes of patent protection may be granted on the same product candidate or technology. The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business and results of operations may be adversely affected.

We or our licensors, or any future collaborators or a strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

We or our licensors, or any future collaborators or strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. We are generally obligated under our license or collaboration agreements to indemnify and hold harmless our licensors or collaborator for damages arising from intellectual property infringement by us. If we or our licensors, or any future collaborators or strategic partners are found to infringe a third party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we or our licensors, collaborators or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or our collaborator, or any future collaborator, may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our competitive position may suffer if patents issued to third parties or other third party intellectual property rights cover our products or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms.

Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates and delivery technologies or we could lose certain rights to grant sublicenses.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our product candidates and delivery technologies, we also consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time- consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Government Regulation

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, unable to commercialize our product candidates.

Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our collaborators to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us are not always applied predictably or uniformly and can change. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy (REMS) plan as part of an NDA or biologics license application (BLA) or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or biologic, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for the product and affect reimbursement by third-party payors.

If we or our collaborators, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

We and our collaborators are subject to federal, state, and foreign healthcare laws and regulations pertaining to fraud and abuse and patients’ rights. These laws and regulations include:

●	the U.S. federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for a healthcare item or service, or the purchasing or ordering of an item or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid;

●	the U.S. federal false claims law, which prohibits, among other things, individuals or entities from knowingly presenting or causing to be presented, claims for payment by government funded programs such as Medicare or Medicaid that are false or fraudulent, and which may apply to us by virtue of statements and representations made to customers or third parties;

●	the U.S. federal Health Insurance Portability and Accountability Act (HIPAA) and Health Information Technology for Economic and Clinical Health (HITECH) Act, which prohibit executing a scheme to defraud healthcare programs, impose requirements relating to the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

●	the federal Open Payments regulations under the National Physician Payment Transparency Program have been issued under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, and will require that manufacturers of pharmaceutical and biological drugs covered by Medicare, Medicaid, and Children’s Health Insurance Programs report all consulting fees, travel reimbursements, research grants, and other payments or gifts with values over $10 made to physicians and teaching hospitals; and

●	state laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws applicable to commercial insurers and other non-federal payors, requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security.

If our operations are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

If we or our collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to reduced acceptance of our products by the market. These enforcement actions include, among others:

●	adverse regulatory inspection findings;

●	warning letters;

●	voluntary or mandatory product recalls or public notification or medical product safety alerts to healthcare professionals;

●	restrictions on, or prohibitions against, marketing our products;

●	restrictions on, or prohibitions against, importation or exportation of our products;

●	suspension of review or refusal to approve pending applications or supplements to approved applications;

●	exclusion from participation in government-funded healthcare programs;

●	exclusion from eligibility for the award of government contracts for our products;

●	suspension or withdrawal of product approvals;

●	product seizures;

●	injunctions; and

●	civil and criminal penalties and fines.

Any drugs we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although we intend to monitor these regulations, our programs are currently in the early stages of development and we will not be able to assess the impact of price regulations for a number of years. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country.

Our ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices and are seeking to reduce the prices charged or the amounts reimbursed for pharmaceutical products. If the price we are able to charge for any products we develop, or the reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be adversely affected.

Our current product candidates will need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain drugs that are not usually self-administered (including injectable drugs) may be eligible for coverage under the Medicare Part B program if:

●	they are incident to a physician’s services;

●	they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and

●	they have been approved by the FDA and meet other requirements of the statute.

There may be significant delays in obtaining coverage for newly-approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA. Moreover, eligibility for coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on payments allowed for lower- cost drugs that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for new drugs that we develop and for which we obtain regulatory approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our financial condition.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the U.S. and other major healthcare markets have been proposed in recent years, and such efforts have expanded substantially in recent years. These developments have included prescription drug benefit legislation that was enacted and took effect in January 2006, healthcare reform legislation enacted by certain states, and Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the “ACA”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending and enhance remedies against fraud and abuse. The ACA also contains provisions that will affect companies in the pharmaceutical industry and other healthcare related industries by imposing additional costs and changes to business practices. Provisions affecting pharmaceutical companies include the following:

●	mandatory rebates for drugs sold into the Medicaid program have been increased, and the rebate requirement has been extended to drugs used in risk-based Medicaid managed care plans;

●	the 340B Drug Pricing Program under the Public Health Services Act has been extended to require mandatory discounts for drug products sold to certain critical access hospitals, cancer hospitals and other covered entities;

●	pharmaceutical companies are required to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole”; and

●	pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded products to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense. Since we expect our branded pharmaceutical sales to constitute a small portion of the total federal health program pharmaceutical market, we do not expect this annual assessment to have a material impact on our financial condition.

Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments are likely, and we expect ongoing initiatives in the U.S. to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Our ability to obtain services, reimbursement or funding from the federal government may be impacted by possible reductions in federal spending.

U.S. federal government agencies currently face potentially significant spending reductions. Under the Budget Control Act of 2011, the failure of Congress to enact deficit reduction measures of at least $1.2 trillion for the years 2013 through 2021 triggered automatic cuts to most federal programs. These cuts would include aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, starting in 2013. Under the American Taxpayer Relief Act of 2012, which was enacted on January 1, 2013, the imposition of these automatic cuts was delayed until March 1, 2013. Certain of these automatic cuts have been implemented. The full impact on our business of these automatic cuts is uncertain. If federal spending is reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve drug research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product candidates could be compromised.

In the event that any of our product candidates receive regulatory approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

●	regulatory authorities may withdraw their approval of the product or seize the product;

●	we may be required to recall the product or change the way the product is administered to patients;

●	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

●	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

●	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

●	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

●	we could be sued and held liable for harm caused to patients;

●	the product may become less competitive; and

●	our reputation.

Risks Related to our Common Stock and this Offering

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

We will be required to include a report of management on the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification requirements.

We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. During the course of our testing, we may identify other deficiencies that we may not be able to timely remediate. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

The Jobs Act has reduced the information that the Company is required to disclose.

Under the Jobs Act, the information that the Company will be required to disclose has been reduced in a number of ways.

As a company that had gross revenues of less than $1.0 billion during the Company’s last fiscal year, the Company is an “emerging growth company,” as defined in the Jobs Act (an “EGC”). The Company will retain that status until the earliest of (a) the last day of the fiscal year which the Company has total annual gross revenues of $1,000,000,000 (as indexed for inflation in the manner set forth in the Jobs Act) or more; (b) the last day of the fiscal year of following the fifth anniversary of the date of the first sale of the common stock pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor thereto. As an EGC, the Company is relieved from the following:

●	The Company is excluded from Section 404(b) of Sarbanes-Oxley Act (“Sarbanes-Oxley”), which otherwise would have required the Company’s auditors to attest to and report on the Company’s internal control over financial reporting. The JOBS Act also amended Section 103(a)(3) of Sarbanes-Oxley to provide that (i) any new rules adopted by the PCAOB requiring mandatory audit firm rotation or changes to the auditor’s report to include auditor discussion and analysis (in the event the PCAOB adopts an auditor rotation requirement) shall not apply to an audit of an EGC; and (ii) any other future rules adopted by the PCAOB will not apply to the Company’s audits unless the SEC determines otherwise.

●	The Jobs Act amended Section 7(a) of the Securities Act of 1933, as amended (the “Securities Act”) to provide that the Company need not present more than two years of audited financial statements in an initial public offering registration statement and in any other registration statement, need not present selected financial data pursuant to Item 301 of Regulation S-K for any period prior to the earliest audited period presented in connection with such initial public offering. In addition, the Company is not required to comply with any new or revised financial accounting standard until such date as a private company (i.e., a company that is not an “issuer” as defined by Section 2(a) of Sarbanes-Oxley) is required to comply with such new or revised accounting standard. Corresponding changes have been made to the Exchange Act, which relates to periodic reporting requirements, which would be applicable if the Company were required to comply with them.

●	As long as the Company is an EGC, the Company may comply with Item 402 of Regulation S-K, which requires extensive quantitative and qualitative disclosure regarding executive compensation, by disclosing the more limited information required of a “smaller reporting company.”

●	In the event that the Company registers the common stock under the Exchange Act as it intends to do, the Jobs Act will also exempt the Company from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: (i) the advisory vote on executive compensation required by Section 14A(a) of the Exchange Act; (ii) the requirements of Section 14A(b) of the Exchange Act relating to shareholder advisory votes on “golden parachute” compensation; (iii) the requirements of Section 14(i) of the Exchange Act as to disclosure relating to the relationship between executive compensation and our financial performance; and (iv) the requirement of Section 953(b)(1)of the Dodd-Frank Act, which requires disclosure as to the relationship between the compensation of the Company’s chief executive officer and median employee pay.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus entitled “Risk Factors” and the following:

●	the success of competitive products or technologies;

●	results of preclinical and clinical studies of our product candidates, or those of our competitors, our existing collaborator or any future collaborators;

●	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to our products;

●	introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

●	actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing process or sales and marketing terms;

●	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

●	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

●	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

●	our ability or inability to raise additional capital and the terms on which we raise it;

●	the recruitment or departure of key personnel;

●	changes in the structure of healthcare payment systems;

●	market conditions in the pharmaceutical and biotechnology sectors;

●	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	announcement and expectation of additional financing efforts;

●	speculation in the press or investment community;

●	trading volume of our common stock;

●	sales of our common stock by us or our shareholders;

●	the concentrated ownership of our common stock;

●	changes in accounting principles;

●	terrorist acts, acts of war or periods of widespread civil unrest;

●	natural disasters and other calamities; and

●	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this Offering and may experience additional dilution in the future.

If you purchase common stock in this Offering, you will incur immediate and substantial dilution of $[ ] per share, representing the difference between the assumed initial public offering price of $[   ] per share and our pro forma net tangible book value per share after giving effect to this of Offering. In addition, we can offer no assurance that you will not experience substantial dilution in the future.

The future issuance of equity or of debt securities that are convertible into Common Stock will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the issuance of shares or other securities convertible into shares of our Common Stock, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our Common Stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sales will have on the trading price of our Common Stock.

Substantially all of our outstanding shares will not be available for public sale until ninety (90) days after the effectiveness of this registration statement. The sale of a significant number of our shares may cause the market price of our common stock to drop significantly.

Commencing [ninety (90)] days after the date of this prospectus, the [            ] shares of our common stock outstanding as of the date of this prospectus, will be eligible for sale in the public market from time to time thereafter pursuant to Rule 144 under the Securities Act, and in some cases, subject to the volume and other restrictions of Rule 144. Further, we have 3,000,000 shares reserved for issuance under our 2018 Equity Incentive Plan, which shares may be issued from time to time by our management and which will be subject to vesting and other requirements. The sale of a significant number of shares of our common stock in the public market or the perception that such sales may occur could significantly reduce the market price of our common stock.

The offering price of the shares and the other terms of this Offering have been arbitrarily determined by the Company.

The offering price of the shares and other terms of this Offering have been arbitrarily determined by the Company and bear no relationship to the Company’s assets, book value, potential earnings or any other recognized criterion of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

An active trading market for our common stock may not develop.

Prior to this Offering, there has been no public market for our common stock. We intend to apply to have the shares of common stock listed on Nasdaq, subject to our sale of a sufficient number of shares in the Offering to meet the listing requirements of Nasdaq. There can be no assurance that an application for listing the shares on Nasdaq or on any other market will be approved. Accordingly, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this Offering without depressing the market price for the shares or at all.

Because our management will have broad discretion over the use of the net proceeds from this Offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds to us from this Offering to fund offering to fund preclinical and clinical trials of product candidates, Ropidoxuridine and Doranidazole, new formulations of Ropidoxuridine with Tipiracil, O-18 containing molecules for proton radiation sensitization, continued HDAC technology platform development, working capital and general corporate purposes, including the costs of operating as a public company, as well as potential acquisition or in-licensing activities. Therefore, our management will have broad discretion as to the use of the Offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our board of directors has the authority, without shareholder approval, to issue preferred stock with terms that may not be beneficial to holders of our common stock and such issuance could potentially affect adversely shareholder voting power and perpetuate their control over us.

Our Certificate of Incorporation allow us to issue shares of preferred stock without any vote or further action by our shareholders. Our board of directors has the authority to fix and determine the relative rights and preferences of any preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of shares of our common stock. These rights and preferences could negatively affect the holders of our common stock.

The ability of our executive officers and directors, who are our principal shareholders, to control our business may limit or eliminate the ability of minority shareholders to influence corporate affairs.

Our executive officers and directors, who are our principal shareholders, own and will continue to own approximately [      ] percent ([   ]%) of our issued and outstanding common stock. Accordingly, they will be able to effectively control the election of directors, as well as all other matters requiring shareholder approval. The interests of our principal shareholders may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other directors and other business decisions. The minority shareholders have no way of overriding decisions made by our principal shareholders. This level of control may also have an adverse impact on the market value of our shares because our principal shareholders may institute or undertake transactions, policies or programs that result in losses and may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

Our Articles of Incorporation and Bylaws provide for indemnification of officers and directors at the expense of the Company and limit their liability that may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Articles of Incorporation and Bylaws provide for the indemnification of our officers and directors. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

●	establish a classified board of directors so that not all members of our board are elected at one time;

●	permit the board of directors to establish the number of directors;

●	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

●	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

●	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

●	eliminate the ability of our stockholders to call special meetings of stockholders;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

●	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “project,” “continue,” “potential,” “ongoing” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and INDs, NDAs other regulatory submissions;

●	our expected dependence on third party collaborators for developing, obtaining regulatory approval for and commercializing product candidates;

●	our receipt and timing of any milestone payments or royalties under any research collaboration and license agreement we enter into;

●	our ability to identify and develop product candidates;

●	our or a collaborator’s ability to obtain and maintain regulatory approval of any of our product candidates;

●	the rate and degree of market acceptance of any approved products candidates;

●	the commercialization of any approved product candidates;

●	our ability to establish and maintain additional collaborations and retain commercial rights for our product candidates subject to collaborations;

●	the implementation of our business model and strategic plans for our business, technologies and product candidates;

●	our estimates of our expenses, ongoing losses, future revenue and capital requirements;

●	our ability to obtain additional funds for our operations;

●	our ability to obtain and maintain intellectual property protection for our technologies and product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	our reliance on third parties to conduct our preclinical studies or any future clinical trials;

●	our reliance on third party supply and manufacturing partners to supply the materials and components for, and manufacture, our research and development, preclinical and clinical trial drug supplies;

●	our ability to attract and retain qualified key management and technical personnel;

●	our use of net proceeds to us from this Offering;

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our financial performance; and

●	developments relating to our competitors or our industry.

These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk Factors” and elsewhere in this prospectus.

Any forward-looking statement in this prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

USE OF PROCEEDS

The Offering is an underwritten public offering being conducted on a “best efforts” basis.

We estimate that the net proceeds from our sale of common stock in this Offering will be approximately $[             ] all [             ] shares are purchased, after deducting estimated Offering expenses. We expect to use the net proceeds from this Offering over the next [twelve months] for the purposes set forth in the table below. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The following table sets forth a breakdown of the estimated use of the net proceeds as of the date of this prospectus, assuming the sale of 100%, 75%, 50% and 28% of the shares offered hereby:

Assumed Percentage of Shares Sold	100%	75%	50%	28%
Price to Public @ $12.00-14.00 per share	$25,000,000	$18,750,000	$12,500,000	$7,000,000
Offering expenses
Net proceeds	$23,000,000	$17,250,000	$11,500,000	$6,440,000

Product candidate
Ropidoxuridine (drug manufacture, clinical Phases 1 and 2)	$13,134,000	$9,350,500	$8,200,000	$5,200,000
Doranidazole (drug formulation, Clinical Phase 1)	$4,370,000	$3,277,500	-	-
HDAC small molecule platform candidate (IND, Clinical Phase 1)
	$3,496,000	$2,622,000	$2,000,000	-
Product acquisition and in-licensing activities	-	-	-	-
Working capital, cost of capital raise and general corporate purposes	$2,000,000	$2,000,000	$1,300,000	$1,240,000
Total use of proceeds	$23,000,000	$17,250,000	$11,500,000	$6,440,000

As indicated in the table above, if we sell only 75%, or 50%, or 28% of the shares offered for sale in this Offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions although we will need to prioritize our clinical studies to accommodate the availability of funding. Ropidoxuridine and Doranidazole may be approved by properly designed Phase 1 and Phase 2 clinical trials for the orphan disease indications. If Phase 3 clinical trials are required by the FDA, then an estimated additional $22,000,000 will need to be raised for each of the two clinical candidate drugs. If such additional funds are required we will have to either secure additional funding from investors or through a joint development partner.

The expected use of the net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the progress of our preclinical development efforts, the results of any clinical trials and other studies and any unforeseen cash needs. All of our research and development programs are at an early stage and successful development of product candidates from these programs is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. As a result, we cannot currently specify in more detail the percentage of the net proceeds that we may use for each of the listed purposes. Accordingly, we will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our stock.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

In the event we do not sell all of the Shares being offered, we may seek additional financing to support the intended use of proceeds discussed above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available when needed and, if available, on terms acceptable to us.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception and we currently expect that, in the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the sale of all [ ] shares of common stock by us in this Offering at an initial public offering price of $[ ] per share, after deducting estimated Offering expenses payable by us, and the sale of common stock underlying the Series A Convertible preferred stock and warrants by the selling stockholders.

You should read this table in conjunction with our financial statements and related notes and the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Capital Stock” appearing elsewhere in this prospectus.

	As of June 30, 2019
	ACTUAL	PRO FORMA AS ADJUSTED
Cash and cash equivalents	$90,510	$
Long-term debt including current portions	-		-
Stockholders’ Equity (Deficit):
Series A convertible preferred stock, $0.00001 par value; $1,000 per share liquidation value or aggregate of $1,212,500, 20,000,000 shares authorized; 1,213 and 913 shares issued and outstanding at June 30, 2019 and December 31, 2018	-		-
Common stock, $0.00001 par value; 100,000,000 shares authorized; 17,890,001 shares issued and outstanding at June 30, 2019 and December 31, 2018	179
Common stock-shares to be issued	16,340
Additional paid in capital	2,183,461
Accumulated deficit	(2,344,425)
Total stockholders’ equity (deficit)	(144,445)		-
Total Capitalization	$(144,445)		$-

The number of shares of common stock issued and outstanding actual and pro forma as adjusted in the table above excludes the 3,000,000 shares reserved for issuance under our 2018 Equity Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock that you pay and the pro forma as adjusted net tangible book value per share of our common stock after this Offering. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of June 30, 2019 was $(            ) or $(.00__) per share, based on [                    ] shares of common stock and [            ] shares of Series A preferred stock outstanding as of June 30, 2019.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares from us in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this Offering. As of June 30, 2019, after giving effect to our sale of [                 ] shares of common stock in this Offering at an initial offering price of $[      ] per share, after deducting estimated Offering expenses that we must pay, our pro forma as adjusted net tangible book value would have been $(           ), or $( 0.___) per share. This represents an immediate increase in pro forma net tangible book value of $[         ] per share to existing shareholders, and an immediate dilution in pro forma net tangible book value of $[          ] per share to new investors purchasing shares in this Offering. The table below illustrates this per share dilution as of June 30, 2019.

	Before offering	Pro-forma after offering $[ ]M

Initial public offering price per share	$	$
Net tangible book value per share as of June 30, 2019	$
Increase in pro forma net tangible book value per share attributable to new investors participating in this Offering and conversion of the Convertible Notes	$	$
Pro forma as adjusted net tangible book value per share after this Offering and conversion of the Convertible Notes		$
Dilution of pro forma net tangible book value per share to new investors		$

The following table sets forth, on a pro forma as adjusted basis as of June 30, 2019, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at a public offering price of $[         ] per share, before deducting estimated Offering expenses that we must pay.

	SHARES PURCHASED			TOTAL CONSIDERATION		AVERAGE PRICE
	NUMBER	PERCENT		AMOUNT	PERCENT	PER SHARE
Existing stockholders		[ ]	%	$	0%	$	[ ]
New investors		[ ]			100		[ ]

Total		100%		$	100%	$	[ ]

The foregoing discussion and tables are based on the number of shares of common stock outstanding as of June 30, 2019 but excluding 3,000,000 shares of common stock reserved for issuance under our 2018 Equity Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere herein. The Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this form. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those noted under “Risk Factors” of the reports filed with the Securities and Exchange Commission. In addition, any compensation disclosure contained herein regarding our officers and directors is likely to increase in the near term following completion of the offering, and therefore all such disclosures made herein reflect historical facts and will not reflect forward looking or anticipated compensation going forward.

We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this transition report.

General Overview

Founded by Georgetown University Medical School faculty members, Shuttle Pharmaceuticals Holdings, Inc. (“Shuttle Pharmaceuticals”) is a clinical stage pharmaceutical company leveraging our proprietary technology to develop novel therapies that are designed to cure cancer. Originally formed as Shuttle Pharmaceuticals, LLC in 2012, our goal is to extend the benefits of cancer treatments by leveraging insights into cancer therapy with surgery, radiation therapy, chemotherapy and immunotherapy. While there are several therapies being developed with the goal of curing cancer, one of the most effective and proven approaches to this is radiation therapy (RT). We are developing a pipeline of products designed to address the limitations of this current standard of cancer therapies. We believe that our product candidates will enable us to deliver cancer treatments that are safer, more reliable and at a greater scale than that of the current standard of care.

Results of Operations

Comparison of Six Months Ended June 30, 2019 and 2018

A comparison of the statements of operations for the six months ended June 30, 2019 and 2018 is as follows:

	For the Six Months Ended June 30,		Change
	2019	2018	$	%
Revenue	$-	$-
Operating Expenses
Research and development-net of contract expense reimbursements	(45,251)	77,031	(122,282)	-158.7%
General and administrative	29,058	16,727	12,331	73.7%
Legal and professional	354,354	124,496	229,858	184.6%
Total operational expenses	338,161	218,254	119,907	54.9%

Loss from operations	(338,161)	(218,254)	(119,907)	54.9%
Other income (expense)
Interest expense	-	(3,805)	3,805	-100.0%
Interest expense-related party	(14,422)	(9,447)	(4,975)	52.7%
Change in fair value of warrant liability	(81,255)	-	(81,255)	100.0%
Loss on settlement of debt	-	(7,640)	7,640	-100.0%
Total other income (expense)	(95,677)	(20,892)	(74,785)

Net loss	(433,838)	(239,146)	(194,692)	81.4%

Research and Development-Net of contract expense reimbursements. Research and development-net of contract expense reimbursements was $(45,251) for the six months ended June 30, 2019, as compared to $77,031 for the six months ended June 30, 2018. For the six months ended June 30, 2019, reimbursement from NIH for Phase II of the Prostate Health disparity contract totaled $329,872 but the subcontractor, Georgetown University had only completed and billed for $31,118 and other Research related expenses totaled $262,570. For the six months ended June 30, 2018, the Company received $150,291 in reimbursement from the NIH contract for the development of IPdR for Radiosensitization and the subcontractor, Rhode Island Hospital had billed $86,80. The total decrease of $122,282 or 158.7% is primarily due to less work performed and billed by subcontractors in 2019 as compared to 2018. The higher contract reimbursements are due to the awarding of Phase II contract for supporting the Cell-based Models for Prostate Cancer Health Disparity Research.

The research and development expenses with the largest variances included of wages of $107,947, subcontractors of $67,286, lab supplies of $21,945 and lab rent of $35,088 for the six months ended June 30, 2019, as compared to the wages of $76,016, subcontractors of $86,801, supplies of $3,108 and lab rent of $2,768 for the six months ended June 30, 2018. There was a total increase of research related expenses of $66,741 between the six months ended June 30, 2019 and 2018.

In addition, the CEO and CMO are actively involved in the research and development activities, but neither receives a salary from the Company. As such, R&D expenses are lower than might be incurred in the future.

Legal and Professional Expenses. Legal and professional expenses were $354,354 for the six months ended June 30, 2019, as compared to $124,496 for the six months ended June 30, 2018. This increase was primarily due to an increase in consulting expenses of $115,407, accounting fees of $40,150, legal and professional of $173,797 for the six months ended June 30, 2019 as compared to $37,850, $8,971 and $77,674 respectively for the six months ended June 30, 2018. These fees are related to the professional services needed to facilitate the Company’s growth. During the six months ended June 30, 2019, the Company incurred $25,000 consulting expense it hadn’t for the same period in 2018. These consultants were engaged for the assistance with FDA compliance, Orphan designations and preparing for and managing clinical trials

Other Income (Expense). Other income (expense) was ($95,677) for the six months ended June 30, 2019 which consisted of the interest expense-related party and $(14,422) and a ($81,255) change in fair value of warrant liability. Other income (expense) was ($20,892) for the six months ended June 30, 2018 which consisted of ($3,805) for interest expense on convertible loans and ($9,447) interest expense on a loan-related party and a ($7,640) loss on conversion of notes payable. The 2019 change in fair value warrant liability is due to the remeasurement of the warrant liability attached to preferred shares that were issued subsequent to June 30, 2018. In 2018, the Company had recognized a loss on conversion of notes payable during a recapitalization event executed on June 4, 2018.

Comparison of Year Ended December 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2017:

	For the Years Ended December 31,		Change
	2018	2017	$	%
Revenue	$-	$-
Operating Expenses
Research and development-net of contracts	55,572	(836)	56,408	-6747.4%
General and administrative	42,441	41,994	447	1.1%
Legal and Professional	488,619	162,732	325,887	200.3%
Gain on disposal of equipment	-	(1,177)	1,177	-100.0%
Total operational expenses	586,632	202,713	383,919	189.4%

Loss from operations	(586,632)	(202,713)	(383,919)	189.4%
Other Income (expense)
Interest Expense	(4,378)	(9,018)	4,640	-51.5%
Interest Expense-related party	(26,538)	(1,863)	(24,675)	1324.5%
Change in fair value of warrant liability	(951)	-	(951)	100.0%
Loss on settlement of debt	(7,640)	-	(7,640)	100.0%
Total other income (expense)	(39,507)	(10,881)	(28,626)	263.1%

Net loss	(626,139)	(213,594)	(412,545)	193.1%

Research and Development-Net of contract expense reimbursements. Research and development-net of contract expense reimbursements was $55,572 for the year ended December 31, 2018, as compared to $(836) for the year ended December 31, 2017. For the year ended December 31, 2018, reimbursement from NIH totaled $388,416 and total expenses related to research and development was $443,988. For the year ended Dec. 31, 2017, the Company received $795,366 in reimbursement from the NIH contract and incurred $796,202 in research and development expenses. The increase of $55,572 or 6,747% is primarily related to the Company receiving $406,950 less in contract reimbursements in 2018 as compared to 2017. The lower contract reimbursements are due to the completion of Topic 345-Pred-Biomakers and Phase 1 of Topic 352-Prost Health Disparity contracts in 2017. Also, a larger portion of the work for Topic 332-IPDR 13C was reimbursed in 2017 as compared to 2018. In 2018, the Company received $168,751 on a new contract for Topic 352 Prostate Health Disparity.

The research and development expenses with the largest variances included of wages of $154,578, subcontractors of $153,357, lab supplies of $5,184 for the year end December 31, 2018, as compared to the wages of $303,901, subcontractors of $250,344 and lab supplies of $67,764 for the year end December 31, 2017. There was a decrease in these expenses of $308,890 between the years ended December 31, 2018 and 2017. These expenses decreased as less staff, sub-contractors and supplies were needed due to the completion of the NIH Phase 2 contract that was completed in 2017. All other research and development expense variances are immaterial.

In addition, the CEO and CMO are actively involved in the research and development activities, but neither receives a salary from the Company. As such, R&D expenses are lower than might be incurred in the future.

Legal and Professional Expenses. Legal and professional expenses were $488,619 for the year ended December 31, 2018, as compared to $162,732 for the year ended December 31, 2017. This 200.3% increase was primarily due to an increase in consulting expenses of $133,710 for the year ended December 31, 2018 as compared to $10,000 for the year ended December 31,2017, legal and professional fees of $262,569 for the year ended December 31, 2018 as compared to $119,731 for the year ended December 31, 2017 and regulatory and contract research organization consulting expenses, $46,128 for the year ended December 31, 2018 as compared to $0 for the year ended December 31, 2017.

Company legal and professional expenses increased as the Company continued to utilize legal services for HDAC inhibitor patent work and additional legal and professional fees related to the execution of the Company’s growth plans. Consulting expenses increased as consultants were engaged to submit an orphan drug application, AFH Holding & Advisory, LLC, was engaged with to serve as the primary lead in the Company’s capital raising efforts.

Other Income (Expense). Other income (expense) was ($39,507) for the year ended December 31, 2018 which consisted of the interest expense-related party and $(26,538), interest expense of $(4,378) and a ($7,640) loss on conversion of notes payable. Other income (expense) was ($10,881) for the year ended December 31, 2017 which consisted of ($9,018) for interest expense on convertible loans and ($1,863) interest expense on a loan-related party.

Liquidity and Capital Resources

As of June 30, 2019, total current assets were $592,446 as compared to $613,957 on December 31, 2018. Total current liabilities as of June 30, 2019 were $795,331 as compared to $593,819 as of December 31, 2018. The decrease in current assets was due to $300,000 cash the Company received for the sale of its preferred stock and the expenditure of $354,354 for services being performed by a related party to facilitate the Company’s capital raising efforts. The increase in current liabilities is due to a $45,000 increase to note payable-related party to pay for operating costs, the $119,318 increase of warrant liability due to fluctuations of the Company’s common stock and the $46,967 current portion of a lease liability the Company entered into the final quarter of 2018 that is now being accounted for under the new ASU 2016-02 lease guideline.

Net cash used in operating activities was $333,383 for the six months ended June 30, 2019 compared to $213,999 for the same period in 2018. This is mainly due to an increase in legal and professional fees used to facilitate the Company’s capital raising efforts.

Net cash used in investing activities was $23,497 for the six months ended June 30, 2019 compared to $0 for the same period in 2018.

Net cash provided by financing activities for the six months ended June 30, 2019 was $95,000, representing $300,000 in proceeds from the Company’s private offering of its Series A Preferred Stock, proceeds from related party notes of $70,000, the repayment of related party notes totaling $25,000 and the Company had used $250,000 in cash to pay for a deposit on Shuttle Pharma Acquisition Corp., Inc. to a related party to facilitate capital raising efforts. This compares to repayment of related party notes totaling $37,733 and the proceeds from the issuance of related party notes totaling $250,000 during the six months ended June 30, 2018.

As of December 31, 2018, total current assets were $613,957 as compared to $102,460 on December 31, 2017. Total current liabilities as of December 31, 2018 were $593,819 as compared to $405,646 as of December 31, 2017. The increase in current assets was due to $912,500 cash the Company received for the sale of its preferred stock and the payment of $250,000 for a deposit for services to be performed by a related party to facilitate the SEC registration statement. The increase in current liabilities is due to a decrease in accrued expenses related to subcontract work for the NIH SBIR contract of $96,315, the conversion $136,459 of convertible notes payable and accrued interest to common stock, the issuance of $400,000 in related party notes to pay for operating expenses and $119,607 of a warrant liability related to the issuance of the Company’s preferred stock.

Net cash used in operating activities was $566,692 in the year ended December 31, 2018 compared to $202,705 for the same period in 2017. This is mainly due to an increase in legal and professional fees used to facilitate the Company’s capital raising efforts.

Net cash provided by financing activities for the year ended December 31, 2018 was $868,373, representing $912,500 in proceeds from the Company’s private offering of its Series A Preferred Stock, proceeds from related party notes of $250,00, the repayment of related party notes totaling $44,127 and the Company had used $250,000 in cash to pay for a deposit on Shuttle Pharma Acquisition Corp., Inc. to a related party to facilitate capital raising efforts. This compares to proceeds from the issuance of convertible notes totaling $225,000 and the repayment of related party notes totaling $64,483 during the year ended December 31, 2017.

Our capital needs to date have been met by contributions from existing shareholders, as well as through our private offerings of our securities, SBIR contracts and other grants. We believe that we will continue to expend substantial resources for the foreseeable future on the completion of clinical development and regulatory preparedness of our product candidates, preparations for a commercial launch of our product candidates, if approved, and development of any other current or future product candidates we may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and, if we are not able to enter into planned collaborations, manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our current product candidates, if approved, or future product candidates, if any.

There can be no assurance that additional financing will be available to the Company when needed, on favorable terms or otherwise. Moreover, any such additional financing may dilute the interests of existing shareholders. The absence of additional financing, when needed, could cause the Company to delay implementation of its business plan in whole or in part, curtail its business activities and seriously harm the Company and its prospects.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Use of Estimates

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of our financial statements in accordance with U.S. GAAP requires us to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, the reported amounts and classification of revenues and expenses during the periods presented, and the disclosure of contingent assets and liabilities. We evaluate our estimates and assumptions on an ongoing basis and material changes in these estimates or assumptions could occur in the future. Changes in estimates are recorded on the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances and at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily-apparent from other sources. Actual results may differ materially from these estimates if past experience or other assumptions do not turn out to be substantially accurate.

We believe that the accounting policies described below are critical to understanding our business, results of operations, and financial condition because they involve significant judgments and estimates used in the preparation of our financial statements. An accounting is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements. Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our financial statements. The notes to our financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Presentation of Financial Statements

The accompanying financial statements include the accounts of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounts Receivable

The Company’s accounts receivable consists of amounts due from the National Institutes of Health (NIH), a government agency under the Department of Health and Human Services. The Company submits quarterly reports of progress for tasks performed on research and development contracts it is awarded. The contracts are typically a fixed fee cost reimbursement basis and payments are generally collected within 30 days. The Company currently does not provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivable terms vary from 7-30 days after the issuance of the invoice and typically would be considered past due when the term expires.

Research and Development

Research and Development expenses are offset by contract receivable payments from an NIH SBIR contract that supports this scientific research. This is stated in the financials as research and development-net of contract expense reimbursements.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Monte Carlo Simulation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. As of June 30, 2019 and December 31, 2018, the Company’s only derivative financial instrument was an embedded warrant feature associated with Series A Convertible Preferred Stock due to certain provisions that allow for a change in the warrant value based on fluctuations of the Company’s fair value of common stock price at the date of execution of the warrant.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, advances to suppliers, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as a financial instrument, and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares was determined based on the then most recent price per share at which we sold preferred stock to unrelated parties in a private placement during the six months then ended.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Due to the uncertainty surrounding the realization of the benefits of our deferred tax assets in future tax periods, we have placed a valuation allowance against our deferred tax assets at December 31, 2018 and 2017. The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company’s net deferred income tax asset is not more likely than not to be realized due to the lack of sufficient sources of future taxable income and cumulative losses that have resulted over the years. During the year ended December 31, 2018, the valuation allowance increased by $207,030.

Utilization of the net operating losses and tax credits are subject to a substantial annual limitation due to ownership changes, which occurred in past years. As a result of these changes, provisions in the Internal Revenue Code of 1986 under Section 382 and similar state provisions may result in the expiration of certain of our net operating losses and tax credits before we can use them.

BUSINESS

We are a clinical stage pharmaceutical company leveraging our proprietary technology to develop novel therapies that are designed to cure cancer. Our goal is to extend the benefits of cancer treatments by leveraging insights into current cancer therapy with surgery, radiation therapy, chemotherapy and immunotherapy. While these various therapies are being developed with the goal of curing cancers, one of the most effective modalities is radiation therapy (RT). We are developing a pipeline of products designed to address limitations of the current cancer therapies as well as to extend to the new applications of radiation therapy. We believe that our product candidates will enable us to deliver cancer treatments that are safer, more reliable and at a greater scale than that of the current standard of care.

Our product candidates include Ropidoxuridine, Extended Bio-availability Ropidoxuridine (IPdR/TPI), heavy oxygen IUdR (18O-IUdR) and heavy oxygen IPdR (18O-IPdR), Doranidazole and HDAC inhibitors (SP-1-161, SP-2-225 and SP-1-303). We have advanced Ropidoxuridine through a Phase I clinical trial using non-dilutive NIH SBIR contracts and are currently preparing a Phase II study to open in 2019. We also plan to submit investigational new drug applications (INDs) for the extended Bio-availability Ropidoxuridine and the 18O-IPdR with the goals of initiating Phase I clinical trials in 2020, leveraging the outcomes of the Phase I clinical study results of Ropidoxuridine. In a contracted licensing agreement with Pola Pharma, we are developing Doranidazole in the U.S., leveraging the clinical trials conducted in Japan, to submit an IND in 2019 and begin Phase I clinical trials in 2020. We have applied for and received FDA approval of Orphan designation for Doranidazole and SBRT for treating pancreatic cancer. We have applied for and received FDA approval of Orphan designation for Ropidoxuridine and RT for treating brain cancer (glioblastoma). We will apply for Orphan designations for Ropidoxuridine with RT for the treatment of sarcomas. In addition, we plan to continue to develop our pre-clinical products SP-1-161, SP-2-225 and SP-1-303 with the goal of submitting INDs in 2020 and 2021. We believe our management team’s expertise in radiation therapy, combined modality cancer treatment and immuno-oncology will help drive the rapid development and, if approved, the commercialization of these potentially curative therapies for patients with aggressive cancers.

Radiation Oncology has gone through transformative technological innovation to better define tumors, allow improved shaping of radiation delivery and support dose escalation with shorter courses of treatment. Furthermore, achieving higher dose distributions within tumor volumes has reached a practical plateau, since cancers are frequently integrated with or surrounded by more sensitive normal tissues and further dose increases risk tissue necrosis. To increase cancer cures at maximally tolerated radiation doses, pharmacological and biological modifications of cells are needed to sensitize cancers, protect normal tissues, and stimulate the immune system to react against antigens produced by irradiated, damaged cancer cells. Drugs that show sensitizing properties, or the ability to make cancer cells more sensitive to radiation, offer a solution to this problem. Currently, such drugs are used off-label and many have inherent toxicities since they were designed for direct cancer treatments and not for sensitization.

Our products address the unmet need in cancer treatment for a commercially marketable radiation response modifier solution that leads to greater sensitivity of cancer cells to ionizing radiation therapy. The goal of our products is to increase the therapeutic index for patients receiving radiation and to decrease radiation-related toxicities in patients with solid tumors. Our products operate across three areas related to the treatment of cancer with RT:

1.	Sensitization of growing cancer cells, rendering them more susceptible to the effects of radiation therapy.

2.	Sensitization of hypoxic cells in tumors that resist radiation therapy.

3.	Activation of the DNA damage response pathway to kill cancer cells and protect adjacent normal cells.

4.	Activation of the immune system to kill any remaining cells after RT.

Our platform technology allows for the creation of an inventory of products for radiation sensitizing, immune modulation, and protection of healthy tissue.

The Management Team is led by Dr. Anatoly Dritschilo, former Chairman of the Department of Radiation Medicine at Georgetown University School of Medicine and Chief of Radiation Oncology at MedStar-Georgetown University Hospital. Dr. Dritschilo has also served as Medical Director of Georgetown University Hospital, Interim Director of the NCI-funded Lombardi Comprehensive Cancer Center, and as a co-founder of the biotech company, Oncomed (Neopharm, Inc). Our Scientific Officers include the following individuals: Dr. Mira Jung, a radiation biologist and molecular biologist is a Professor of Radiation Medicine at Georgetown University. She provides cellular, molecular biology and small animal model expertise needed for testing newly discovered drugs and serves as the Chief Scientific Officer. Our Clinical Director, Dr. Tyvin Rich, has conducted clinical research at the University of Texas’s M.D. Anderson Cancer Center and the University of Virginia. He has served as the chair of the GI committee for the Radiation Therapy Oncology Group’s (RTOG) national prospective trials utilizing fluoropyrimidine radiation sensitization in rectal and pancreatic cancers.

Our Pipeline

We are currently developing a pipeline of radiation sensitizers and immune response regulating drugs. Our most advanced product candidates are Ropidoxuridine, an orally available halogenated pyrimidine with strong cancer radiation sensitizing properties, and Doranidazole, an injectable nitroimidazole hypoxic radiation sensitizer. In addition to our two clinical study-ready candidates, we have a significant pipeline of complimentary product candidates that we are developing to address a host of solid tumor cancer indications. Our pipeline is represented in the diagram below:

Figure 2. Time-line for clinical phase (Ropidoxuridine and Doranidazole) and pre-clinical phase (18O-IPdR and HDAC inhibitors) pipeline.

Our lead product candidates include:

●	Ropidoxuridine (IPdR) is the lead candidate radiation sensitizer for use in combination with RT to treat brain tumors (glioblastoma) and sarcomas. Phase I clinical trial results supported by Shuttle Pharmaceuticals and the NCI (CTEP) were reported at the 30th EORTC-NCI-AACR Symposium in November 2018 and in a full report in the medical journal, Clinical Cancer Research, in July 2019, by our SBIR subcontractor. Eighteen patients completed dose escalations to 1,800 mg/ day for 30 days, establishing the maximum tolerated dose (MTD) of 1,200 mg/day in combination with RT. Four partial responses, nine stable disease and one progressive disease in target lesions were reported. These results support the safety and potential efficacy in combination with radiation and provide the foundation for design of a Phase Ib/II clinical trials in brain tumors and Phase II clinical trials in sarcomas or un-resectable pancreatic cancers, all three disease sites are eligible for orphan disease designations.

●	Ropidoxuridine and Tipracil (IPdR/TPI) is a new combination formulation demonstrating extended bio-availability after oral administration in an animal model system. The IPdR/TPI formulation will be developed for use as a radiation sensitizer of stage II and stage III rectal cancers with an endpoint of pathologic complete response rate (pCR) of greater than 40% as the therapeutic target. The pCR is recognized as a surrogate of survival in patients with solid tumors. Other potential clinical indications for IPdR/TPI may include un-resectable pancreatic cancers.

●	Heavy Oxygen Ropidoxuridine (18O-IPdR) is a novel and proprietary approach for enhancing the sensitivity of cancers to proton radiation therapy. Proton radiation therapy has unique beam characteristic that allow better shaping of the delivered radiation dose to avoid normal tissues by physical shaping of the radiation dose distributions to protect normal tissues from radiation injury. Furthermore, the radiation is delivered by protons, charged sub-atomic particles, that can interact with the nuclei of heavy oxygen atoms to increase DNA damage resulting in more effective killing of cancer cells. Proton radiation therapy technology has gained worldwide acceptance and presents a rapidly expanding potential market for radiation sensitizers.

The 18O-IPdR offers unique therapeutic chemical reactions and imaging capabilities for patients treated with protons. By replacing 16O, the oxygen isotope normally present in IUdR by 18O, referred to as heavy oxygen, we propose to develop molecules that can integrate into DNA and sensitize cancer cells by the free radical generation mechanisms of IUdR and by capturing protons to converting 18O molecules to 18F. Since the Oxygen in IUdR has two chemical bonds when it is incorporated into DNA and Fluorine is capable of only one chemical bond, atomic transmutation from 18O to 18F results in a DNA strand break and emission of a positron. Hence, enhanced radiation sensitization and positron emission tomography (PET) scanning are enabled. These heavy nucleosides are potentially “theranostic” agents, offering new levels of precision treatment unlike any other radiation therapy approach today. We propose to develop 18O-IPdR for treatment of GI, head and neck, lung, brain and liver cancers.

Figure 3. Dividing cells incorporate O18-IUdR into DNA in the place of Thymidine. This places [18]O molecules along the backbone of the DNA strand. Following exposure of cells to proton radiation, these [18]O molecules convert to [18]F causing single strand breaks and release of positrons for PET imaging.

●	Doranidazole is an injectable, novel radiation sensitizer for hypoxic cells comprises our second clinical stage product candidate. Doranidazole is a highly reactive molecule that increases DNA strand breakage in combination with ionizing radiation under hypoxic conditions in tumors. Doranidazole, which has been developed in Japan by Pola Pharma, has been well tolerated in clinical studies conducted in Japan and has improved survival in a randomized Phase III clinical trial of advanced pancreatic cancers when used in combination with intra-operative radiation (IORT) compared to IORT alone. Pola Pharma has completed clinical trials of Doranidazole in Japan and Shuttle has secured an exclusive license for commercialization in the U.S. We intend to file an IND in the U.S. in 2020 with the goal of beginning Phase I clinical trial. We intend to focus on the use of Doranidazole for the treatment of pancreatic, lung and liver cancers in combination with large fraction SBRT.

●	SP-1-161 is Shuttle’s candidate lead, pre-clinical HDAC inhibitor product. This pan HDAC inhibitor initiates the mutated in ataxia-telangiectasia (ATM) response pathway. Using rational drug design, we discovered HDAC inhibitors and ATM activators capable of radiation sensitizing cancer cells and protecting normal cells. These candidate drugs may serve as direct chemotherapeutic agents or as radiation sensitizers for improving the outcomes of cancer treatment in breast cancers.

●	SP-2-225 is a class IIb selective HDAC inhibitor that affects histone deacetylase HDAC6. SP-2-225 has effects on the regulation of the immune system. The interactions of RT with the immune response to cancers are of great current interest, offering insight into potential mechanisms for primary site and metastatic cancer treatment. With the introduction of check-point inhibitors, CAR-T therapies and personalized medicine in cancer, regulation of the immune response following RT is of significant clinical and commercial interest.

●	SP-1-303 is a selective Class I HDAC inhibitor that preferentially affects histone deacetylases HDAC1 and HDAC3 and is a member of the class I HDAC family. SP-1-303 has shown a pronounced, direct cellular toxicity in ER positive breast cancer cells. Furthermore, SP-1-303 increases the PD-L1 expression level in a time-dependent manner, suggesting that a combination of SP-1-303 with an immune checkpoint blocker may enhance the therapeutic efficacy in hormone responsive breast cancer.

Our Approach

We believe that we have established a leadership position in radiation sensitizer development. In approximately four years of research, we have identified two clinical phase product candidates and discovered new pre-clinical molecules using our proprietary platform technologies to increase the therapeutic index for patients receiving radiation for treatment of solid tumors. Our development strategy has four key pillars: (1) to improve the efficacy of RT by demonstrating improved disease-free survival rates in patients who undergo radiation therapy, (2) reduce the amount of radiation needed for a favorable tumor response; thereby, limiting the potential for radiation related toxicities to healthy cells, (3) decrease the extent of surgery needed to remove cancers and improve quality of life, and (4) leverage our next generation technologies to create drugs that regulate the immune response assisting immune checkpoint and CAR-T therapies and other personalized medicines targeting cancers.

We propose to perform Phase I and Phase II clinical trials to advance our clinical product candidates. Candidate HDAC inhibitor molecules will be tested and IND-enabling studies will be performed to prepare for Phase I clinical trials.

We have been awarded three SBIR contracts from the NIH to:

●	develop IPdR as a radiation sensitizer for the treatment of gastro-intestinal cancers, in combination with radiation therapy; and

●	develop prostate cancer cell lines from African-American men, with donor matched normal prostate cells, with the goal of establishing 50 prostate cancer cell lines for accelerating research to reduce prostate cancer health disparities in African-American men; and

●	develop predictive biomarkers for determining outcomes for prostate cancer patients following treatment with SBRT.

The NIH SBIR program is designed to encourage small businesses to engage in Federal Research/Research and Development (“R/R&D”) that has the potential for commercialization.

Our History and Team

Shuttle Pharmaceuticals was originally founded in 2012 as Shuttle Pharmaceuticals, LLC (“Shuttle”), a Maryland limited liability company, for the discovery, development and commercialization of innovative drugs for sensitizing cancers to radiation therapy (RT). The Company’s founders are Anatoly Dritschilo, MD, a radiation oncologist, Milton Brown, MD, PhD, a medicinal chemist, and Mira Jung, PhD, a cellular and molecular radiation biologist. The founding team members have worked together in research for more than 15 years. At the time of its formation, Shuttle’s three founders were all faculty members of Georgetown University with extensive experience in radiation oncology, radiation biology and medicinal chemistry. Shuttle’s objectives are to develop and commercialize drugs to sensitize cancers and protect normal tissues to improve patient outcomes in clinical radiation oncology. Shuttle presently has five employees, a board of directors and a board of scientific advisors with expertise in radiation oncology and cancer biology.

In July 2017, Shuttle converted into a Maryland C corporation and changed its name to Shuttle Pharmaceuticals, Inc. In June 2018, Shuttle entered into a share exchange agreement with Shuttle Pharma Acquisition Corp., a Delaware corporation (the “Company”), pursuant to which Shuttle became a wholly-owned subsidiary of the Company. Following the share exchange, the Company changed its name to Shuttle Pharmaceuticals Holdings, Inc. Currently, Shuttle is funded by private investors, government grants and the founding members hold ownership positions. The Company conducts business under the name Shuttle Pharmaceuticals, Inc.

Drawing on research experience in drug discovery and development, Shuttle’s founders initiated a rational drug design strategy to discover molecules capable of sensitizing cancers to radiation therapy while protecting normal tissues from radiation injury. Halogenated thymidine analogs, nitroimidazole nucleoside analogs and inhibitors of histone deacetylases (HDAC) provided the platform of technologies for design of novel, small molecules, leading to company owned intellectual property. The common goal of developing these molecules focuses on sensitizing cancers to RT. Intellectual property for therapeutic molecules has been in-licensed and optioned from Pola Pharma Inc., a Japanese company, and the University of Virginia.

Our Strategy

Our goal is to maintain and build upon our leadership position in radiation sensitization. We plan to rapidly develop and, if approved, commercialize our product candidates for the treatment of cancers that is safer, more reliable, and at a greater scale than the existing standard of care. We believe achieving this goal could result in radiation sensitizer and immunotherapy products that could become the standard of care in cancer treatment, enabling us to make potentially curative therapies more readily accessible to more patients throughout the world. Key elements of our strategy include:

●	Capitalize on our first mover advantage of having potentially the first-in-class drug approved as a radiation sensitizer by the FDA. To date, there is no drug approved by the FDA specifically as a radiation sensitizer. If successful, Ropidoxuridine will become the first-in-class sensitizer and would be in position to displace selected, currently used, ‘off-label’ drugs for radiation sensitization.

●	Expand our leadership position within radiation sensitizers. In addition to our traditional radiation sensitizers, we plan to advance our near-term pipeline to include radiation sensitizers for proton therapy. Proton Therapy is growing worldwide as a form of radiation therapy due to its unique beam shaping characteristics. As a result, this new technology offers a major opportunity for Shuttle to develop a first-in-class drug for proton therapy sensitization.

●	Execute a disciplined business development strategy to strengthen our portfolio of product candidates. We have built our current product pipeline through in-house development, partnerships with leading academic institutions and through successful in-licensing deals. We will continue to evaluate new in-licensing opportunities and collaboration agreements with leading academic institutions and other biotechnology companies around programs that seek to address areas of high unmet need and for which we believe there is a high probability of clinical success, including programs beyond our target franchise areas and current technology footprint.

●	Invest in our HDAC platform technology and maximize its utility across cancer therapies. We are initially applying the platform to develop drugs for cancer radiation sensitization and normal tissue radiation protection. In addition, we have data suggesting these drugs also have potential immune regulatory properties. We intend to invest to improve our platform technology in order to develop more efficacious therapeutics.

●	Enter into collaborations to realize the full potential of our platform. The breadth of our HDAC technology platform enables its application to a number of therapeutic cancer treatments, including radiation therapy and immune therapy. We intend to form collaborations around certain aspects of our platform as we believe we will benefit from the resources and capabilities of other organizations in the manufacture, development and commercialization of diverse immunotherapies.

Radiation Therapy

●	Radiation Oncologists use Radiation Therapy (RT) to treat cancers that cannot be completely removed by surgery, but have not yet spread to distant sites within the body. RT has been a mainstay for the treatment of cancer malignancies for more than half a century. The combination treatment of radiation therapy and chemotherapy has involved the use of cytotoxic drugs, targeted biologic agents and targeted external beam radiation to increase the destruction of tumor cells and cure or delay cancer progression. The low number of drugs and biologic agents under investigation as radiation sensitizing agents highlights an unmet need for new approaches and agents that provide greater efficacy, increased safety and better tolerability for patients.

●	Currently, “chemo-radiation” treatments are well established in cancers of the head and neck, esophagus, lung, stomach, breast, brain, pancreas, rectum and uterine cervix. The ideal radiation sensitizer would reach the tumor in adequate concentrations and act selectively in the tumor, as compared to surrounding normal tissues. It would have predictable pharmacokinetics for timing with radiation therapy and could be administered with every radiation treatment approach. The ideal radiation sensitizer would have minimal toxicity or manageable enhancement of radiation toxicity.

●	The US market for radiation sensitizing agents is experiencing dynamic growth through development of new radiation technology, the introduction of new agents, growth in the number of diagnosed patients in a variety of cancers and changes in treatment patterns. New agents have been introduced, including bevacizumab (Avastin®, Roche), panitumumab (Vectibix®, Amgen), temozolomide (Temodar®, Merck) and cetuximab (Erbitux®, Eli Lilly/Imclone), with potential as radiation sensitizing agents (though all are used off label); and all are recommended by the NCCN® (National Comprehensive Cancer Network) in clinical practice guidelines for use in combination with established therapies such as FOLFOX (leucovorin, 5-FU, oxaliplatin), CapeOX (capecitabine, oxaliplatin) and FOLFIRI (leucovorin, 5-FU, irinotecan).

●	The growth in the number of patients with cancers is being driven by an aging population and improved diagnostic tools. According to the National Cancer Institute (NCI), more than half (~60%) of all cancer patients undergo some type of radiotherapy during the course of their treatment. Confirming the patient estimate from the NCI, the American Society for Therapeutic Radiology and Oncology (ASTRO) factsheet states approximately 67% of approximately 1.25 million cancer patients are treated with radiation therapy annually, either one or more times during the course of treatment. In addition, in a study published by the Journal of Clinical Oncology in 2016, it is estimated that the number of cancer patients needing radiation therapy will increase by 22% in the next 10 years.[1]

●	The American Society of Clinical Oncology (ASCO) estimates more than 80% of cancers in the U.S. occur in people in the age group of 50 and above with over 60% of cancers occurring in those 65 and over.[2] For example, according to the American Cancer Society (ACS), more than 90% of colorectal cancer patients are individuals aged 50 years and older, with approximately 40% of all cases occur in patients aged 75 years and over. The Colon Cancer Alliance estimates that 90% of new cases and 95% of deaths from colorectal cancers occur in people aged 50 or older. Also, the US Census estimates that the age group of 65-84 will grow by 23% within the next five years.[3]

[1]	The Future of Radiation Oncology in the United States From 2010 to 2020: Will Supply Keep Pace With Demand? Benjamin D. Smith, Bruce G. Haffty, Lynn D. Wilson, Grace L. Smith, Akshar N. Patel, and Thomas A. Buchholz Journal of Clinical Oncology 2010 28:35, 5160-5165.
[2]	2018 Clinical Cancer Advances Report, American College of Clinical Oncology, 2018
[3]	*The Future of Radiation Oncology in the United States From 2010 to 2020: Will Supply Keep Pace With Demand? Benjamin D. Smith, Bruce G. Haffty, Lynn D. Wilson, Grace L. Smith, Akshar N. Patel, and Thomas A. Buchholz Journal of Clinical Oncology 2010 28:35, 5160-5165

The table below details the number and rate of cancers occurring in the United States in 2018:

Estimated New Cases

Male			Female
Prostate	174,650	26%	Breast	268,600	38%
Lung & bronchus	116,440	17%	Lung & bronchus	111,710	16%
Colon & rectum	78,500	12%	Colon & rectum	67,100	10%
Urinary bladder	61,700	9%	Uterine corpus	61,880	9%
Melanoma of the skin	57,220	8%	Melanoma of the skin	39,260	6%
Kidney & renal pelvis	44,120	7%	Thyroid	37,810	5%
Non-Hodgkin lymphoma	41,090	6%	Non-Hodgkin lymphoma	33,110	5%
Oral cavity & pharynx	38,140	6%	Kidney & renal pelvis	29,700	4%
Leukemia	35,920	5%	Pancreas	26,830	4%
Pancreas	29,940	4%	Leukemia	25,860	4%
All sites	677,720		All sites	701,860

Table 2: Cancer incidence in the U.S.

2018 Clinical Cancer Advances Report, American College of Clinical Oncology, 2018

Colon Cancer Alliance. Colorectal Cancer Survival Rates from Facts and Figures, 2017. Chicago, IL; 2017

Colon Cancer Alliance. Colorectal Cancer Survival Rates from Facts and Figures, 2017. Chicago, IL; 2017

●	The U.S. 2019 estimated incidence, deaths and five-year survival rate of cancer patients responsive to radiation therapy is significant (ACS Facts & Figures, 2019). The top cancers responsive to radiation are shown, based on the number of newly diagnosed patients. The incidence rates for some cancers are increasing by approximately 1-2% per year in the U.S. The number of newly diagnosed patients is significant and growing due to the aging of the population and improved diagnostic techniques.

●	All of the listed cancers illustrate the opportunity presented for radiation sensitizers. Of note is the low five-year survival of pancreas, brain, lung and esophagus cancers—all are candidates for Shuttle’s pipeline of radiation sensitizing compounds. Cancers with low survival rates are of interest since they show a high unmet need for new therapeutics and an opportunity for Shuttle to gain significant uptake of their pipeline compounds.

●	Factors that are challenges and may restrict growth in the radiation sensitizer market are the safety and tolerability of many of the newer agents with radiation sensitizing properties, an increasingly conservative regulatory environment that engenders greater levels of scrutiny of clinical efficacy and safety issues, the high cost of newer agents and the changing (and more restrictive) reimbursement environment in radiation oncology through CMS (Center for Medicare and Medicaid Services) and private payers. These factors may negatively impact the potential for growth in the US market.

●	Many of the drugs used “off-label” as radiation sensitizers currently require close scrutiny of their potential for side effects that can affect the safety and tolerability of their use with patients. All of the current agents carry significant potential for side effects that can affect patients’ therapies and quality of life. Radiation sensitizing agents can cause both acute and chronic side effects in patients. Side effects can vary from person to person depending on age, sex, type of cancer, dose given per day, total dose given, and the patient’s general medical condition. Some common side effects of currently used radiation sensitizers include leukopenia, skin damage, hair loss, fatigue, bladder problems, nausea, fibrosis, memory loss, infertility, and enhanced risk of developing a second cancer, which may arise as a result of the patient’s weakened immune system due to cytotoxic drugs used in treatment or when newer biologic agents cause the over-production of specific cytokines or proteins, which can lead to developing secondary cancers.

●	Over the past five years, the FDA has demonstrated an increasingly conservative approach to the approval of new agents for oncology treatment. There is greater scrutiny of results from clinical trials regarding progression free survival, overall survival, safety and tolerability of new agents. Restrictions such as black box warnings and REMS (Risk Evaluation and Migration Strategies) are being applied to more new products over the past five years compared to the previous five years. These restrictions require physicians to be more careful in evaluating the use of newer agents and newer diagnostic tools to establish the most appropriate patients for newer approved agents.

●	Many of the new agents are molecularly targeted therapies that are biologic in their development and manufacturing. The cost of the newer agents can be significant. For example, the cost for Avastin for one treatment course as a radiation sensitizer is estimated at $9,000-12,000 according to one KOL in the US.[4] Recently, a CAR-T gene therapy from Novartis was launched with a yearly cost of $475,000. Also, as many private payers scrutinize the cost and appropriate use of newer drugs; they require physicians to provide justification for use of newer agents through prior authorization requests, use of step therapy and to follow guidelines that delay treatment, increase administrative costs and limit the therapeutic choices for physicians and hospitals.

●	Public payers for radiation oncology therapies such as CMS have instituted reimbursement reductions that potentially affect the overall cost of therapy and can limit the acceptance of newer agents. With CMS announced reductions in reimbursement for radiation oncology, there is increased pressure to find a more potent radiation sensitizer agent with reduced side effects, and greater cost-effectiveness.

●	Escalating healthcare spending is adding pressure on government and commercial payers to contain drug costs. While the oncology space is arguably not as tightly managed by payers as other therapeutic areas, utilization management of costly cancer therapeutics has become an increasing priority for US payers, especially with the advent of biologics. Payers (and market access agencies in the EU) will most often restrict high-cost drugs, drugs with limited or no survival benefits, and drugs deemed to be at high risk for widespread off-label use.

●	Beyond step edits, payers are also looking toward implementing clinical pathways as a way to maintain or improve health outcomes while lowering costs. Clinical pathways are designed to address the limitations of prior authorization and of reduced fee schedules, offering more durable cost containment to payers. These pathways may lead to cost savings by encouraging the use of generics, streamlining treatment choices, and reducing side effects while maintaining outcomes.

Engineered Radiation Sensitizers

The market for radiation sensitizers in selected cancer types is defined by the need to improve local-regional tumor control. Treatment regimens have been developed to address patient needs for tumor control and quality of life. Since the initial applications of Ropidoxuridine, Doranidazole and selective HDAC inhibitors are as adjuncts to the standard of care for the treatment of radiation responsive cancers, the unmet needs of the market lie in the potential for the following:

[4]	Carl Schmidt, Consultant, Shuttle Pharmaceuticals Holdings, Inc. Business Plan, 2018.

●	Improvement in efficacy of radiation treatments through overall survival, progression free survival and response rates as compared to currently used “off-label” sensitizer drugs.

●	Reduction in the amount of radiation needed to affect a positive clinical response for the patient.

●	Reduction in the surgical extent that is needed to remove residual cancer.

●	Increase in safety and tolerability for the patient by reducing the magnitude of radiation exposure, potentially improving quality of life outcomes.

Numerous sources have estimated that over 800,000 patients in the US are treated with radiation therapy for their cancers. According to the American Cancer Society about 50% are treated for curative purposes and the balance for palliative care. The market opportunity for radiation sensitizers lies with the 400,000 patients treated for curative purposes. The number of patients being treated with RT is expected to grow by more than 22% over the next five years. Based on a rough estimate of a course of radiation sensitizing brand drug therapy (off label at this time) of $12,000 per patient—the market size would be in excess of $4.0 billion. This would represent about 4% of the annual cost of cancer care in the US.

Based on a research report commissioned by Shuttle in 2013 and revised in 2015, an estimate of overall market for radiation sensitizers in the treatment of colorectal cancers in the US was approximately $357 million in 2012. Many of the products used as radiation sensitizers have single agent indications for the treatment of various cancers. Xeloda® (Genentech/Roche), Avastin® (Genentech/Roche), Temador® (Merck) and Erbitux® (Eli Lilly and Company) dominate the market from a sales dollar perspective. When considering all the approved indications for these products, all of these brand drugs have sales ranging from $1 to $5 billion per year. The most commonly used products, as part of established treatment and clinical guidelines, are 5-flourouracil and oxaliplatin – both generic products. However, more recently launched drugs with radiation sensitizing properties are gaining increased utilization because of active promotion and anecdotal scientific publications in medical journals and at medical meetings.

In the past two decades, developments in this field have resulted in an increase in the number of clinical trials of marketed products that exhibit radiation sensitizing properties. The following are a few examples of recently approved products that exhibit radiation sensitizing properties: topotecan (Hycamtin®) was approved for ovarian and small-cell lung cancer and also in cervical cancer when used in combination with cisplatin. Irinotecan (Camptosar®) is used for metastatic colorectal carcinoma, trastuzumab (Hercepetin®) for breast cancer, and gefitinib (Iressa®) for locally advanced non-small-cell lung cancer. However, the claims on radiation sensitization are anecdotal in the scientific literature.

In addition, clinical trials are in progress to develop novel molecules (such as poly (ADP-ribose) polymerase (PARP), histone deacetylase (HDAC) inhibitors (such Zolinza® (vorinostat) and heat-shock protein 90 (hsp90) inhibitors with potential to increase the therapeutic use of compounds with radiation sensitizing properties for other cancers.5 Several drugs with radiation sensitizing properties are currently in Phase III clinical trials, such as nimorazole (for head and neck cancer), motexafin gadolinium (for brain metastases), and cisplatin (for cervical cancer); though none are likely to apply for a radiosensitizing claim with the FDA since the radiosensitizing element in their clinical trials are not primary endpoints. While additional drugs with radiation sensitizing properties are expected to be launched in the future, thereby driving the radiation sensitizers market further, to date, there is no indication that any drug in development is expected to be approved specifically as a radiation sensitizer.

The competitive environment for “off-label” radiation sensitizers for solid tumor cancers is anticipated to become predominantly generic. Avastin, Erbitux, Camptosar and Xeloda have or will lose patent protection in the next three years. Newer products under investigation or approved, such as Vectibix® (panitumumab) from Amgen will be promoted as having radiation sensitizing properties, along with indications for treatment for specific cancers. The high cost of these new therapies coupled with limited efficacy compared to current standard of care will be constrained by both public and private payers. Other new agents are in development but will face similar challenges.

[5]	Clinicaltrials.gov (internet). Bethesda (MD): National Library of Medicine (US) 2018. Radiosensitizers and cancer; 2018 September

We anticipate that new products launching into the cancer market with anecdotal claims for use as radiation sensitizers with improved efficacy, safety and tolerability will initially be limited in their growth until they have been added to established clinical pathways and guidelines. If their efficacy, safety and tolerability are demonstrated clinically, it is anticipated the National Comprehensive Cancer Network (NCCN), the leading authority in oncology drug evaluation for treatment guidelines, would issue a recommendation and addition to standard of care within approximately six to twelve months after launch. An NCCN recommendation would positively impact the growth potential for a new product entering the market. Also, payers, both public and private, would add the new product to their approved drug lists and provide reimbursement giving providers incentive to use the product as neoadjuvant and adjuvant therapy to standard of care.

As with many cancer therapies, side effects can often have a distinct impact on quality of life and influence the potential for market growth. Patients increasingly have a stronger voice in the decision-making process for the appropriate therapies and costs to treat their cancers. As payers are increasingly placing more of the financial burden of the cost of therapy directly on patients, patients are voicing their opinions to their physicians and payers which have a direct effect on which products are selected. Many of the current therapies have significant side effects:

Private insurers are expected to have more restrictive formularies and medical benefits in which patients will be expected to carry more of the burden of the cost of drugs. Also, it is anticipated that increased application of third party developed treatment guidelines, such as those from the NCCN (National Comprehensive Cancer Network), are expected to be used by private payers to limit the access to products for specific conditions through prior authorizations and implementation of step therapy or increased out of pocket cost approaches. As many of the current drugs used as radiation sensitizers are expensive and not approved for use as radiation sensitizers (thus, such treatment is “off label”), and as many of the products in clinical trials are expected to be at the current or higher price levels, new products that may be specifically approved for an indication as the only approved product as a radiation sensitizer will have increased consideration for reimbursement.

CMS is increasingly moving many patients to private insurance through Medicare Advantage and ACOs. Medicare Advantage plans are capitation HMO and PPO plans offered through private insurers to Medicare patients. ACOs are being developed to increase quality of care for their patients. Most of the new ACOs are initially positioned for Medicare patients with over 400 approved by CMS. Several studies from the Center for Health Strategies, 2017, Journal of American Medical Association, 2018 and the Brookings Institute, 2015 estimated that almost 1000 ACOs for Medicare and non-Medicare patient populations would be approved by CMS or developed by a variety of healthcare entities to begin operating under the ACA in 2017. We expect the growth in ACOs to continue, regardless of any changes that may be made to the ACA going forward. In early 2017, Health Affairs, a magazine tracking ACOs, estimated that over 22 million patients are enrolled in Medicare and private ACOs. To address the quality of care measures designated by CMS and to gain additional incentives, use of clinical pathways or treatment guidelines is anticipated to be increasingly instituted to manage patient care. The impact on the uptake of new products in this environment can be profound if the new product is first in class and is included in national guidelines from organizations such as the NCCN and/or approval by the regional CMS contracting groups.

ROPIDOXURIDINE

The halogenated thymidine (TdR) analogs, bromodeoxyuridine (BUdR) and iododeoxyuridine (IUdR), are a class of pyrimidine analogs that have been recognized as potent radiosensitizing agents since the early 1960s.6 Their cellular uptake and metabolism are dependent on the TdR salvage pathway where they are initially phosphorylated to the monophosphate derivative by the rate-limiting enzyme, thymidine kinase (TK).7 After sequential phosphorylation to triphosphates, they are then used in DNA replication, in competition with deoxythymidine triphosphate (dTTP), by DNA polymerase. DNA incorporation is a prerequisite for radiosensitization of human tumors by the halogenated TdR analogs, and the extent of radiosensitization correlates directly with the percentage TdR replacement in DNA.8 The molecular mechanisms of radiosensitization are most likely related to the increased susceptibility of TdR analog-substituted DNA to the generation of highly reactive uracil free radicals by ionizing radiation (IR), which may also damage unsubstituted complementary-strand DNA. Repair of IR damage may also be reduced by pre-IR exposure to these analogs.

[6]	Kinsella TJ. An Approach to the Radiosensitization of Human Tumors. Cancer J Sci Am. Jul-Aug 1996:2(4); 184-193
[7]	Shewach DS, Lawrence TS. Antimetabolilite radiosenstizers. J Clin Oncol, Sep 10 2007; 25(26):4043-4050
[8]	Lawrence TS, Davis MA, Maybaum J, Stetson PL, Ensminger WD. The Dependence of Halogenated Pyrimidine Incorporation and Radiosensitization on the Duration of Drug Exposure. International Journal of radiation oncology, biology, physics. Jun 1990; 18(6);1393-1398

The rationale for using Ropidoxuridine as a radiation sensitizer is based on prior clinical studies with the active metabolite IUdR; identified in NIH laboratories as a potent radiation sensitizer. Ropidoxuridine is an orally available prodrug of IUdR. In the body, Ropidoxuridine is metabolized in the liver into IUdR. IUdR is incorporated into the DNA of actively growing cells and when cells are exposed to ionizing radiation, DNA strand breaks are generated; resulting in more cell death and radiation sensitization.9

Most of the clinical efficacy data were obtained from NIH supported studies performed with IUdR, the active metabolite of Ropidoxuridine. However, IUdR requires constant infusion over six weeks of therapy which creates a significant compliance issue for patients. Ropidoxuridine can be given as a pill, resulting in greater ease of medication delivery and potentially improved compliance and fewer complications.

Over the last 20 years, there has been renewed interest in these halogenated TdR analogs as experimental radiation sensitizers in selected cancer patient groups. These analogs are rapidly metabolized in both rodents and humans, principally with cleavage of deoxyribose and subsequent dehalogenation by hepatic and extrahepatic metabolism, when given as a bolus infusion with a plasma half-life of <5 min. Consequently, prolonged continuous or repeated intermittent drug infusions over several weeks before and during irradiation are necessary, based on in vivo human tumor kinetics, to maximize the proportion of tumor cells that incorporate these analogs into DNA during the S phase of the cell cycle.10 Phase I and Phase II trials using prolonged continuous or repeated intermittent intravenous infusions of BUdR or IUdR before and during radiation therapy (RT) have focused principally on patients with high-grade brain tumors. These clinically radiation resistant tumors can have a rapid proliferation rate (potential tumor doubling times of 5–15 days) and are surrounded by non-proliferating normal brain tissues that show little to no DNA incorporation of the TdR analogs. As such, high-grade brain tumors are ideal targets for this approach to radiation sensitization. The results of these Phase I/Phase II clinical trials suggest an improved outcome compared to RT alone in patients with anaplastic astrocytomas and possibly in patients with glioblastoma multiforme.11 A therapeutic gain in clinical radiation sensitization using these halogenated TdR analogs may also exist for other types of clinically poorly radiation responsive (radiation resistant) cancers, including locally advanced cervical cancer, head and neck cancers, un-resectable hepatic metastases from colorectal cancers, and locally advanced sarcomas, based on the results of other recent Phase I/Phase II clinical trials.

Target Indication: Glioblastoma, Sarcomas, and Rectal Cancers

After completion of the Phase I clinical trial of Ropidoxuridine and RT in advanced GI cancers, we proposed to perform Phase II efficacy clinical trials in brain tumors (glioblastoma), soft tissue sarcomas, and rectal cancers. Glioblastoma multiforme is a deadly malignancy of the brain with no known cure. Radiation therapy provides delay of disease progression and is standard of care following surgical resection or biopsy. Radiation therapy is combined with Temodar, a drug that has shown some activity in treating brain tumors. Preliminary data using radiation therapy in combination with IUdR suggests that the combination may offer delay and disease progression of up to 6 months. We proposed to test IPdR in combination with radiation therapy in the Phase Ib/II clinical trial. Similarly, efficacy as determined by delay in disease progression, has been observed following treatment of sarcomas by the combination of IUdR and RT. Based on the Phase I data of our clinical trial “Phase I and Pharmacology Study of Oral 5-iodo-2-pyrimidinone-2’-deoxyribose (IPdR) as a Prodrug for IUdR-mediated Tumor Radiosensitization in Gastrointestinal Cancers,” we know that therapeutic levels of IUdR are reached by administering the orally available prodrug, IPdR.

[9]	Gurkan E, Schupp JE, Aziz MA, Kinsella TJ, Loparo KA. Probabilistic modeling of DNA mismatch repair effects on cell cycle dynamics and iododeoxyuridine-DNA incorporation. Cancer Res. Nov 15 2007; 67(22):10993-11000.
[10]	Fowler JF, Kinsella TJ. The Limiting Radiosensitization of Tumors by S-phase Sensitizers. Br J Cancer. 1996;74 (Suppl)(27):294-296
[11]	IUdR continuous IV infusion (1000 mg/m2/ day/ 14 days), Total 39 patients (F. Sullivan, et al. Int J Radiat Oncol Biol Phys. 1994; 30(3):583-90.

Clinical Data

The Phase I results of the clinical trial supported by an SBIR contract to Shuttle and a sub-contract to the Brown University Oncology Group (BrUOG) at the LifeSpan/Rhode Island Hospital were reported by the subcontractor at the 30th EORTC-NCI-AACR Symposium in November 2018 and in the medical journal, Clinical Cancer Research, in 2019. Eighteen patients completed dose escalation to 1800 mg/day for 30 days, establishing the maximum tolerated dose (MTD) of 1,200 mg/day in combination with RT. Therapeutic blood levels of IUdR were achieved. Four patients were scored as partial responses, nine patients had stable disease and one patient progressed in the target lesions. These data are interpreted as demonstrating safety of IPdR with RT in humans and support advancing to clinical trials for efficacy testing.

Development Plan

A key to driving the Ropidoxuridine product forward, the new formulation of IPdR/TPI and the new composition of matter 18O-IRdR technology, is the development of a clinical plan with aggressive timelines and support within the radiation oncology community to participate in clinical trials with the appropriate patients to ensure a comprehensive NDA dossier for each product. Initially, the plan is focused on the Phase I, Phase Ib and Phase II clinical trials. Upon completion of these studies, we will determine whether to extend the Phase II study to a randomized Phase II to seek expedited approval, or to perform a randomized Phase III clinical trial; such determination will be based in part on results of the initial clinical trials and end of Phase II meeting with the FDA. Shuttle Pharmaceuticals has requested FDA orphan drug status for Ropidoxuridine as a clinical radiation sensitizer for treatment of glioblastoma and pre-operative treatment of soft tissue sarcomas. The application for “orphan” designation for Ropidoxuridine with RT for glioblastoma has been approved. The application for sarcomas will require addressing FDA comments and resubmission. The IPdR/TPI formulation clinical plan will focus on resectable stage II and III rectal cancer patients.

The Clinical Plan for Ropidoxuridine development includes:

●	GMP manufacture and formulation of 24 kg of Ropidoxuridine for use in clinical trials.

●	Submission of an amended application to the FDA for “orphan” designation of Ropidoxuridine in combinations with RT for the treatment of sarcomas.

●	Submission of an LOI to CTEP to perform the Phase II clinical trial of Ropidoxuridine and RT in sarcoma.

●	Completion of pre-clinical Ropidoxuridine and Temodar drug-drug interaction safety study.

●	Submission of an IND for a Phase I clinical trial of Ropidoxuridine, Temodar and RT in glioblastoma.

●	Negotiations for CRO contracts to perform the Phase Ib and Phase II clinical trials.

●	Completion of preclinical, IND enabling studies of [18]O-IPdR and Proton RT.

●	Completion of randomized Phase II clinical trials in glioblastomas and sarcomas to determine appropriate dosing, safety, efficacy and tolerability.

Favorable data from the NIH/NCI SBIR supported Phase I clinical trial supports efforts to raise additional capital for the Phase II clinical trials of Ropidoxuridine. Efficacy in Phase II will support our efforts to raise the required capital to fund the Phase III clinical trials to obtain FDA approval of an NDA with “orphan” designation. The clinical plan for the IPdR/TPI formulation will focus on resectable stage II and III rectal cancer patients. The clinical plan for 18O-IPdR in combination with RT will focus on cancer treatment in combination with Proton RT.

DORANIDAZOLE

Pola Pharma Inc., of Japan (“Pola Pharma”), has granted Shuttle an exclusive license (the “Pola License Agreement”) to develop, manufacture and market Doranidazole in the U.S. As consideration for this exclusive license, Shuttle granted Pola Pharma a royalty free, fully paid up, perpetual, non-exclusive license to use any and all data, results, information and know-how generated through activities by the Shuttle for licensing, development or commercializing purposes of Doranidazole. Shuttle has incurred no costs in regard to this license to date. However, payment under the terms of the Pola License Agreement will be due upon the achievement of certain milestones, followed by royalty payments after the successful commercialization of Doranidazole in the U.S.

Doranidazole, a novel radiation sensitizer for hypoxic cells, is a 2-nitroimidazole nucleoside analog and is less neurotoxic than Etanidazole, a competing hypoxic radiation sensitizer. Doranidazole offers the ability to sensitize radiation resistant tumor cells to the lethal effects of radiation under extremely hypoxic conditions.

Doranidazole is a clinical stage hypoxic radiation sensitizer that has been tested in patients in Japan in Phase I and Phase II clinical trials, in combination with conventional radiation therapy, and in a Phase III clinical trial in combination with large fraction, intra-operative radiation therapy (IORT). Shuttle Pharmaceuticals has obtained the license for U.S. rights to develop Doranidazole for treating pancreatic, lung and liver cancers in combination with large fraction stereotactic body radiation therapy (SBRT). Hypoxic radiation sensitizers are effective in treating large solid tumors when used in combination with hypo-fractionated (large dose) radiation therapy, such as SBRT.

Results from the clinical trials conducted by POLA Pharma in Japan are as follows:

Hypoxic radiation sensitizer and hypo-fractionated RT

1.	Locally advanced pancreatic cancer

●	Intraoperative Radiation Therapy (IORT) (1 fraction) + Doranidazole resulted in 3-year overall survival of 22% compared to 0% for controls in Japan in a Phase III clinical trial.

2.	Locally advanced non-small cell lung cancer

●	RT (30 fractions) + Doranidazole completed Phase I and II clinical trials in Japan.

Follow-up studies of causes of death demonstrated that many patients developed liver metastases within four months of treatment and that the benefit of Doranidazole was to enhance local control and survival in patients with non-metastatic tumors.

Target Indication: Pancreatic Cancers

Pancreatic cancer affects an estimated 56,770 adults annually in the United States (ACS Facts & Figures, 2019). The incidence rates are 25% higher in African-Americans than in whites. Only about 20% of patients are suitable for surgery at diagnosis and although 5-FU and Gemcitabine have been used in combinations with radiation therapy, no radiation sensitizer is established and radiation sensitization remains an unmet need.

Clinical Data

The use of SBRT has shown potential for treating patients with large fractions of radiation therapy over a one to two week course of treatment. However, significant tumor progression has not been achieved in this disease. The clinical trial of Doranidazole and intraoperative radiation therapy for patients with unresectable disease demonstrates a promising improvement in overall survival of patients who received the hypoxic radiation sensitizer in combination with radiation. We propose to test Doranidazole as a hypoxic sensitizer in combination with SBRT to achieve a six-month improvement in disease free progression.

Development Plan

With the in-licensing of Doranidazole from Pola Pharma, Shuttle received all pre-clinical and clinical phase scientific data to support an IND application in the U.S. Review of the data will determine needed additional pre-clinical testing for IND application with the FDA. Since pancreatic cancer is considered an orphan disease, an application for orphan drug designation was filed with the FDA and approved in 2018. Orphan designation provides seven years of exclusivity for the product upon approval of an NDA for the pancreatic cancer indication. With the Phase I, II and III clinical data from the clinical trials in Japan, there is a clear path on the initial indication to pursue, stereotactic body radiation therapy with Doranidazole. The second indication under consideration is hepatocellular cancer (liver) and the third is lung cancer.

●	Phase I study for safety, PK, PD and MTD for patients with gastrointestinal cancers treated with the combination of Doranidazole with stereotactic body radiation therapy (SBRT)

●	Phase II study of Doranidazole and SBRT (5 fractions) in pancreatic cancer to determine efficacy, compared to historical controls.

●	Phase III randomized clinical trial of Doranidazole with SBRT for treatment of pancreatic cancer.

●	Extend Doranidazole with SBRT clinical trials to cancers of the lung and liver.

Our HDAC Small Molecule Delivery Platform

General

Since the founding of Shuttle Pharmaceuticals, discovery research and development efforts have been focused on our small molecule technology delivery platform which uses HDAC inhibitors, designed to target cancer cells, while protecting healthy tissue.

HDACs are a class of enzymes that regulates gene expression through chemical modification of histones and non-histone proteins. Increased HDAC activity leads to a more condensed chromatin, decreased gene expression and loss of key gene products, including tumor suppressor gene function. Inhibition of HDAC activity leads to a more open chromatin and increased expression of the key gene products. This chromatin modification underlies the epigenetic cellular regulatory system and is an area of intense investigation. We believe that our candidate HDAC inhibitor platform products provide selective anticancer activities in addition to normal cell protection from radiation injury.

Our research and development efforts to date have focused on the discovery of novel, dual functional molecules for potential use in cancer treatment as radiation sensitizers of cancers, protectors of normal tissues, and activators of the immune responses to antigens expressed by irradiated cancer cells. We have produced three candidate first-in-class molecules:

●	SP-1-161, a candidate lead of several compounds which has demonstrated activation of the “ATM” gene product mutated in Ataxia- Telangiectasia, a human genetic disease characterized by neurological, immunological and radiobiological clinical features, such as exquisite radiation sensitivity due to the ATM gene mutation; and

●	SP-2-225, a candidate lead of compounds demonstrating Class II (HDAC6) selective inhibition. HDAC6 is a molecule integral to the presentation of antigens by macrophages to T-lymphocytes.

●	SP-1-303 is a candidate Class I HDAC inhibitor with preferential efficacy against ER positive cancers.

SP-1-161 - A Dual Functional Agent

SP-1-161 is an HDAC inhibitor of the hydroxamate chemical class of compounds and an ATM activator of the indole chemical class. HDACs modify histones and non-histone proteins, which are key components of the chromatin structure, gene expression regulation, and cell growth. HDAC inhibitors have shown to inhibit cell proliferation, angiogenesis and immunity. Eighteen human HDACs have been identified, subdivided into four classes based on sequence and functional homology. In cancer cells, HDAC activity may be elevated leading to silencing of tumor suppressor genes important for cell growth regulation and to chromosomal instability. Abnormal HDAC activity is also associated with tumor cell growth, invasion, metastasis and resistance to therapy. Therefore, inhibitors of HDACs have emerged as anti-cancer agents for cancer therapy. Vorinostat and romidepsin have been approved by the FDA for treatment of patients with relapsed or refractory T-cell lymphomas. In addition, panobinostat received FDA approval for treatment of recurrent multiple myeloma in combination with bortezomib and dexamethasone.

In preclinical studies, SP-1-161 inhibited the activity of pan-HDACs, and activated the ATM gene product. ATM is a critical protein for the activation of the cell stress response for cellular recovery from radiation exposure in normal cells, but not in cancer cells. ATM activates the P53 protein, referred to as the “guardian of the genome,” and serves as a tumor suppressor critical for normal cell function and activation of programmed cell death in cancer cells.

SP-1-161 protected normal breast epithelial cells (184A1) following exposure to ionizing radiation while increasing sensitivity of breast cancer cells (MCF7). We believe that the ability of SP-1-161 to provide this dual function in a single molecule will differentiate this molecule from other HDAC inhibitors and is an unprecedented radio-chemotherapeutic agent for treatment of cancers while protecting normal cells and will facilitate its development for use in cancer treatment.

SP-2-225

SP-2-225 is a selective HDAC inhibitor that affects histone deacetylase (HDAC6) and is a member of the class IIb HDAC family. Class II HDACs play important roles in cancer motility, invasion, neurological diseases, and immune checkpoint, suggesting that HDAC6 inhibition may confer therapeutic benefits. HDAC6 inhibition has been most extensively studied for its role in the treatment of hematological cancers. HDAC6 is unique among HDAC enzymes in having two active catalytic domains and a unique physiological function. In addition to the modification of histones, HDAC6 targets specific substrates including α-tubulin and HSP90, and are involved in protein trafficking and degradation, cell shape and migration. Selective HDAC6 inhibitors are an emerging class of pharmaceuticals due to the involvement of HDAC6 in pathways related to neurodegenerative diseases, cancer, and immunology. Specifically, its potential to affect regulation of the immune system and enhance the immune response in cancer is of great interest. With the introduction of check-point inhibitors, CAR-T therapies and personalized medicine in cancer, regulation of the immune response to this therapy is of significant clinical and commercial interest.12

Selective inhibition of HCAC6 is expected to reduce many of the dose limiting side effects associated with non-selective HDAC inhibitors. Preclinical models suggest that selective HDAC6 inhibitors may lead to effective therapy, particularly in combinations with other cytotoxic agents. Shuttle’s discovery of selective HDAC inhibitors has yielded several HDAC6 selective candidate molecules including SP-2-225. HDAC6 inhibitors may have a role in the treatment of diseases such as multiple myeloma.

SP-1-303 - Target Indication: Breast Cancer

Histone deacetylase inhibitors have potential for improving the outcomes of radiation therapy by sensitizing cancers to the effects of radiation killing of cancer cells, protecting normal tissues from radiation injury and activating the immune system in response to irradiated cancer cells that may remain after treatment.SP-1-303 is a selective Class I HDAC inhibitor that inhibits HDAC1, 3 and 6 and has shown a pronounced, direct cellular toxicity in ER positive breast cancer cells. Furthermore, SP-1-303 increases the PD-L1 expression level in time-dependent manner, suggesting that a combination of SP-1-303 with an immune checkpoint blocker may enhance the therapeutic efficacy. We are currently conducting and intend to complete preclinical efficacy and IND-enabling studies of these molecules to position Shuttle’s lead HDAC inhibitor for IND application, which we would expect to file in 2020.

Development Plan

The HDAC inhibitor platform of candidate molecules will require pre-clinical evaluation, completion of IND-enabling studies and the lead candidate drugs will be tested in a Phase I clinical trials for safety, pharmacokinetics and MTD determination. We have three lead candidate for potential development for the treatment of solid tumors, including breast cancer, lung cancer and multiple myeloma.

Assuming positive results from proof of concept studies and Phase I and Phase II clinical trials, Shuttle will seek to establish collaborative partnerships with other pharmaceutical companies to complete pre-clinical and clinical development, drug manufacturing and marketing of our product candidates, both domestically and internationally.

Our Manufacturing Strategy

We have no manufacturing facilities that are company owned or operated. We perform laboratory scale synthesis and testing in our research laboratories which consist of 1,750 sq ft in Gaithersburg, Maryland. GMP synthesis of API, drug formulation and human dosage preparation will be performed under contracts with third-party manufacturers.

[12]	Grindrod S, Brown M, Jung M. “Development of dual Function Small Molecules as Therapeutic Agents for Cancer Research”. Poster presentation #A178, American Association of Cancer Research Oct 2017.

Strategic Agreements

Shuttle Pharmaceuticals has developed important strategic agreements with academic institutions for access to resources such as intellectual property, core facilities and contracting relationships. In addition, we have established agreements with Pola Pharma and Propagenix for intellectual property in-licensing. Current relationships include:

●	Georgetown University

o	Sub-contractor for the SBIR supported African-American prostate cancer patient health disparities project
o	Sub-contractor for the SBIR supported metabolomic predictive biomarker project
o	Option to license intellectual property for prostate cancer metabolomic biomarkers of radiation late effects

●	Brown University

o	Sub-contractor of the SBIR supported Phase I clinical trial of IPdR and RT (completed)

●	University of Virginia

o	Option to license agreement for intellectual property (composition of matter) of heavy oxygen molecules for proton radiation sensitizer applications.

●	George Washington University

o	Material transfer agreement for testing HDAC inhibitor effects in immune model systems
o	Sponsored research agreement under negotiation

●	Pola Pharmaceuticals, Inc.

o	License agreement for (novel formulation) of Doranidazole for development in the U.S.

●	Propagenix, Inc.

o	License agreement for “conditional re-programmed cell” (CRC) technology.

Intellectual Property

USPTO number	Title	Date Filed	Date Granted	Anticipated Expiration Date**
US 2017 / 0266284 A1	Personalized methods for treating disease by radiosensitization	9/18/2015	Pending	9/18/2035
US 16/475,999	Methods and compositions for cancer therapies that include delivery of halogenated thymidines and thymidine phosphorylase inhibitors in combination with radiation	7/3/2019	Pending	1/9/2038
US 9,809,539 B2	Dual function molecules for histone deacetylase inhibition and ataxia telangiectasia mutated activation and methods of use thereof	3/3/2015	11/7/2017	3/3/2035
US 16/476,006	Selective histone deacetylase inhibitors for the treatment of human disease	7/3/2019	Pending	1/9/2038
US 8,030,338 B2	METHOD FOR PRODUCING 2-NITROMIDAZOLE DERVATIVE	7/13/2009	10/4/2011	1/17/2028
US 8,202,898 B1	PHARMACEUTICAL COMPOSITION	2/3/2012	6/19/2012	4/16/2028
US 8,258,165 B2	PHARMACEUTICAL COMPOSITION	10/29/2009	9/4/2012	4/16/2028
US 8,258,166 B2	PHARMACEUTICAL COMPOSITION	2/3/2012	9/4/2012	4/16/2028
US 8,420,687 B2	PHARMACEUTICAL COMPOSITION	1/31/2012	4/16/2013	1/17/2028
US 8,450,356 B2	PHARMACEUTICAL COMPOSITION	1/31/2012	5/28/2013	1/17/2028
US 8,541,459 B2	PHARMACEUTICAL COMPOSITION	7/14/2009	9/24/2013	1/17/2028

Table 3. Summary of Shuttle intellectual property portfolio. Morgan, Lewis & Bockius LLP prepared patent applications related to IPdR and HDAC inhibitors, and, in Q4 of 2018, found no freedom to operate issue for Ropidoxuridine and HDAC inhibitors. The heavy Oxygen IP is currently under an exclusive option to license negotiated with the University of Virginia for the “Proton activated atomic medicine” filed 22-Jun-2018 PCT/US18/38946. The hypoxic radiation sensitizer patents for Doranidazole, pharmaceutical composition, have been licensed from Pola Pharma. ** Not including possible patent term adjustment (PTA) and patent term extension (PTE).

Competition “Off-Label” Use

Figure 4. Drugs with radiation sensitizing properties.

Our Product Candidates

Shuttle has two clinical stage, first-in-class product candidates, Ropidoxuridine and Doranidazole, that we believe will target cancer cells, while protecting healthy tissue when used in conjunction with RT.

Ropidoxuridine

Ropidoxuridine, an orally available halogenated pyrimidine with strong cancer radiation sensitizing properties, is our lead “clinical phase” product candidate. Halogenated pyrimidines are incorporated into DNA by rapidly growing cancer cells and become more sensitive to the effects of RT. We have received an SBIR contract from the NIH to fund a Phase I clinical trial in collaboration with Brown University at the Lifespan/Rhode Island Hospital to determine safety and the maximum tolerated dose in patients with advanced gastrointestinal cancers. In connection with the trial, NCI has approved the Phase I clinical protocol and agreed to provide drug and clinical data management support to Rhode Island Hospital. Positive results from the Phase I clinical trial will support advancing Ropidoxuridine to Phase II clinical trials of brain tumors and sarcomas through a contracted CRO.

Ropidoxuridine (IPdR) is a prodrug, a compound that, after administration is metabolized (i.e., converted within the body) into a pharmacologically active drug. Ropidoxuridine is converted to the radiation sensitizing agent iododeoxyuridine (IUdR) by metabolic processes following oral administration. We believe that the oral delivery of Ropidoxuridine provides a significant drug delivery advantage for clinical applications with RT. The Iododeoxyuridine molecules are then incorporated into the DNA of growing cancer cells to effect radiation sensitization. Reported Phase II clinical trials of Iododeoxyuridine in combination with RT provide support for our plans to test Ropidoxuridine and RT therapy in these diseases. In addition, tumors demonstrating the mis-match repair defect will allow evaluation of a precision medicine approach for testing Ropidoxuridine in combination with RT.

The following tables provide data from reported clinical trials of Iododeoxyuridine and RT therapy in brain cancers (glioblastoma multiforme) and high grade sarcomas. Our primary strategy for Ropidoxuridine and RT therapy is to deliver oral drug to effect radiation sensitization of cancers and validate effectiveness in glioblastoma and sarcoma, potential “Orphan” indications.

Table 4. Brain Cancer Treatment

Table 4. Efficacy compared to historical RT-alone controls for treatment of high grade primary brain tumors (RTOG*, NCI** trials)

**	IUdR continuous IV infusion (1000 mg/m2/ day/ 14 days), Total 39 patients (F. Sullivan, et al. Int J Radiat Oncol Biol Phys. 1994; 30 (3):583-90)

*	IUdR continuous IV infusion (2000 mg/m2/ 4 day infusion/ 6 week treatment), Total 21 patients (R. Urtasun, et al. Int J Radiat Oncol Biol Phys. 1996;36(5):1163-7.)

Table 5. Sarcoma Treatment

Table 5. Efficacy compared to historical RT-alone controls for treatment of high grade sarcomas (University of Michigan*** trials)

***	16 patients treated with continuous infusion (1000-1600 mg/m2/day) plus RT (J.M. Robertson, et al. Int J Radiat Oncol Biol Phys. 1995; 31 (1):87-92).

Doranidazole

Doranidazole, an injectable hypoxic cell radiation sensitizer, is our second “clinical phase” product candidate. As cancer cells outgrow the blood supply and oxygen availability becomes limiting, regions of hypoxia develop within a tumor. Cancer cells under hypoxic conditions are more resistant to the killing effects of RT. Electron affinic drugs, such as Doranidazole are able to reach areas of tumor hypoxia to effect radiation sensitization, thereby offering the potential to improve the outcomes of RT treatment by increasing hypoxic cancer cell kill. Unfortunately, first and second generation hypoxic sensitizers used to date have shown neurologic toxicity and little clinical benefit. Doranidazole, which has been developed in Japan by Pola Pharma, has been well-tolerated in clinical studies conducted in Japan and has shown improved survival in a randomized Phase III clinical trial of advanced pancreatic cancers, when used in combination with IORT, as opposed to treatment by IORT alone. Shuttle has secured an exclusive option to license Doranidazole for development and commercialization in the U.S. We intend to focus on the use of Doranidazole for treatment of pancreatic, lung and liver cancers in combination with large fraction SBRT, which is radiation therapy administered in large doses over a several day period as opposed to RT, which is generally administered in small daily doses over an extended period of several weeks.

We intend to build upon Phase I and Phase II clinical trials and an initial Phase III clinical trial conducted in Japan of Doranidazole and RT for treatment of lung cancers and pancreatic cancers. Our primary strategy for Doranidazole and RT is to file and receive approval for an IND in 2019, conduct Phase Ib/Phase II clinical trials in 2020 and 2021 and commence Phase III clinical trials in 2022. We plan to focus on delivery of the drug by infusion prior to SBRT to effect radiation sensitization of pancreatic cancers.

Figure 5. Doranidazole development plan from Pola Pharma (top panel) and Phase III outcomes of Doranidazole with intra-operative radiation therapy (IORT) in Japanese clinical trial.

In addition to our two primary product candidates, we are developing and planning to commercialize other cancer radiation sensitizers and radiation protectors, which target protecting normal tissue during the administration of RT, and other first-in-class products utilizing our HDAC small molecule technology platform.

SBIR Contracts

The SBIR Program

The Small Business Innovation Research (“SBIR”) program is designed to encourage domestic small businesses to engage in Federal Research/Research and Development (“R/R&D”) that has the potential for commercialization. Through a competitive awards-based program, SBIR enables small businesses to explore their technological potential and provides the incentive to profit from its commercialization. Some of the SBIR’s program goals include stimulating technological innovation, meeting Federal research and development needs and encouraging participation in innovation and entrepreneurship.

The SBIR is a three Phase program. Phase 1 is to establish the technical merit and commercial potential of the proposed R/R&D efforts, Phase 2 is to continue the R/R&D efforts initiated in Phase 1 and funding is based on the results achieved in Phase 1. Phase 3 allows for the small business to pursue commercialization objectives resulting from the Phase 1 and 2 R/R&D activities.

In addition to the SBIR contract to fund our Phase I clinical study on Ropidoxuridine in combination with RT for treatment of advanced gastrointestinal cancers; we have also received awards of SBIR contracts from the NIH to address prostate cancer health disparities and prostate cancer radiation biomarker development.

Prostate Cancer Studies to Address Health Disparities

Prostate cancer health disparities studies have shown that African-American men are at higher risk for developing prostate cancer, as well as at higher risk of cancer specific death rates as compared to Caucasian American men. The causes of disparities have been attributed to socioeconomic differences, environmental exposures and biological factors. Most disparities studies have been population based, in part, due to the lack of relevant in vitro and in vivo models to support biological studies.

Shuttle has been awarded Phase I and II SBIR contracts entitled “Cell-based models for prostate cancer health disparity research” to develop African-American prostate cancer cell lines with donor matched normal prostate epithelial cell lines from African American men.

Prostate Cancer Biomarker Development

Patients treated for prostate cancer may experience treatment related late effects that adversely affect quality of life and may prove life-threatening. Shuttle has been awarded a Phase 1 SBIR contract entitled “Predictive biomarkers for prostate cancer patient sensitivity for radiation late effects” to determine the technical and commercial feasibility of a biomarker panel predictive of radiation mediated late effects in patients treated for prostate cancer.

Through collaboration with Georgetown University, patients treated with SBRT for prostate cancers will be analyzed for urinary and rectal symptoms and their blood will be analyzed by mass spectroscopy for predictive biomarkers. The discovery and validation of metabolite panels to serve as a predictive biomarker of patient outcomes following radiation therapy will support future development and commercialization of a diagnostic product through a Phase 2 SBIR effort.

Collaborative Arrangements

Once we have successfully completed Phase I and Phase II clinical trials of a potential product candidate, we intend to enter into a collaborative or strategic relationship with another pharmaceutical company or another third party to complete development of (including funding and/or conducting Phase III clinical trials), securing marketing approval for and manufacturing, marketing and otherwise commercializing the product candidate. Other than our exclusive option to license Doranidazole from Pola Pharma, we have not entered into any collaborative arrangements with third parties and there can be no assurance that we will be able to do so on commercially reasonable terms or otherwise.

Intellectual Property

We invest significant amounts in research and development. Our research and development expenses before contract reimbursements were approximately $284,621 for the six months ended June 30, 2019 and $443,988 for the year ended December 31, 2018 (2017 - $794,530).

We are seeking multifaceted protection for our intellectual property that includes licenses, confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets. We enter into confidentiality and proprietary rights agreements with our employees, consultants, collaborators, subcontractors and other third parties and generally control access to our documentation and proprietary information.

As of the date of this prospectus, we have filed four patent applications with the USPTO with respect to various aspects of our HDAC small molecule delivery platform and Ropidoxuridine, our lead product candidate. In addition, upon exercising our option to license Doranidazole from Pola Pharma, we will also obtain the U.S. rights to patents and patent applications filed by Pola Pharma with respect thereto.

Our strategy around protection of our proprietary technology, including any innovations and improvements, is to obtain worldwide patent coverage with a focus on jurisdictions that represent significant global pharmaceutical markets. Generally, patents have a term of twenty years from the earliest priority date, assuming that all maintenance fees are paid, no portion of the patent has been terminally disclaimed and the patent has not been invalidated. In certain jurisdictions, and in certain circumstances, patent terms can be extended or shortened. We are obtaining worldwide patent protection for at least novel molecules, composition of matter, pharmaceutical formulations, methods of use, including treatment of disease, methods of manufacture and other novel uses for the inventive molecules originating from our research and development efforts. We continuously assess whether it is strategically more favorable to maintain confidentiality for the “know-how” regarding a novel invention rather than pursue patent protection. For each patent application that is filed we strategically tailor our claims in accordance with the existing patent landscape around a particular technology.

There can be no assurance that an issued patent will remain valid and enforceable in a court of law through the entire patent term. Should the validity of a patent be challenged, the legal process associated with defending the patent can be costly and time consuming. Issued patents can be subject to oppositions, interferences and other third party challenges that can result in the revocation of the patent limit patent claims such that patent coverage lacks sufficient breadth to protect subject matter that is commercially relevant. Competitors may be able to circumvent our patents. Development and commercialization of pharmaceutical products can be subject to substantial delays and it is possible that at the time of commercialization any patent covering the product has expired or will be in force for only a short period of time following commercialization. We cannot predict with any certainty if any third party U.S. or foreign patent rights, other proprietary rights, will be deemed infringed by the use of our technology. Nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. Should we need to defend ourselves and our partners against any such claims, substantial costs may be incurred. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability to develop or commercialize some or all of our products in the U.S. and abroad, and could result in the award of substantial damages. In the event of a claim of infringement, we or our partners may be required to obtain one or more licenses from a third party. There can be no assurance that we can obtain a license on a reasonable basis should we deem it necessary to obtain rights to an alternative technology that meets our needs. The failure to obtain a license may have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that we can meaningfully protect our trade secrets on a continuing basis. Others may independently develop substantially equivalent confidential and proprietary information or otherwise gain access to our trade secrets.

It is our policy to require our employees and consultants, outside scientific collaborators, sponsored researchers and other advisors who receive confidential information from us to execute confidentiality agreements upon the commencement of employment or consulting relationships. These agreements provide that all confidential information developed or made known to these individuals during the course of the individual’s relationship with the company is to be kept confidential and is not to be disclosed to third parties except in specific circumstances. The agreements provide that all inventions conceived by an employee shall be the property of the company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Our success will depend in part on our ability to obtain and maintain patent protection, preserve trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others, both in the U.S. and other territories worldwide.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of preclinical, clinical or commercial quantities of any of our product candidates. We currently use a number of our suppliers for the raw materials and formulation to meet the preclinical and any clinical requirements of our product candidates. We do not have a long term agreement with any of these parties and we believe alternative sources of supply exist. Notwithstanding the foregoing, if we exercise our option to license Doranidazole, Pola Pharma will meet our supply requirements of this product candidate. However, there is a risk that, if supplies are interrupted, it would materially harm our business. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

We intend to enter into collaborations for the manufacture of our product candidates, with our collaborators assuming responsibility therefor. Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. Any collaborator or third party contract manufacturer we use would need to be compliant with cGMP. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

Competition

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, and less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

The following figure provides summary information about cytotoxic drugs that may be used with radiation therapy for their sensitizing properties that currently comprise the competition for Shuttle’s agents.

Fluorouracil (5-FU) is an anti-metabolite used to treat cancer, by injection, for colon cancer, esophageal cancer, stomach cancer, pancreatic cancer, breast cancer, and cervical cancer. Fluorouracil was patented in 1956 and is an effective and safe drug with radiation sensitizing properties. Capecitabine, an orally available formulation of 5-FU and was patented in 1992. It is used for the treatment of gastric, esophageal and other cancers for sensitization to radiation therapy.

Cetuximab is an epidermal growth factor receptor (EGFR) inhibitor used for the treatment of metastatic colorectal, lung cancer and head and neck cancers. This monoclonal antibody is administered by intravenous infusion and improves the 5-year survival of patients when used in combination with radiation therapy, compared with radiotherapy alone.

Platinum based compounds (cis-platin, carbo-platin and oxaloplatin) also exhibit radiation sensitizing properties. Platinum and radiation are used together for the treatment of locally advanced cervical cancer and for head and neck cancers. Cisplatin is believed to augment the effects of radiation by inhibiting the repair of radiation-induced sub-lethal damage.

Bevacizumab works as an anti-angiogenic agent. It was approved for medical use in the United States in 2004.The addition of bevacizumab to standard treatment can prolong the lives of breast and lung cancer patients by several months and may be used with radiation therapy.

Irinotecan is given by injection and is used to treat colon cancer and small cell lung cancer and can be combined with radiation therapy. For colon cancer it is used either alone or with fluorouracil.

Government Regulation and Product Approval

Governmental authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the U.S. and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. government regulation

NDA approval processes

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

●	refusal to approve pending applications;

●	withdrawal of an approval;

●	imposition of a clinical hold;

●	warning letters;

●	product seizures;

●	total or partial suspension of production or distribution; or

●	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

●	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to GLPs or other applicable regulations;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to GCPs to establish the safety and efficacy of the product candidate for its intended use;

●	submission to the FDA of an NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the product candidate’s identity, strength, quality and purity; and

●	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective thirty (30) days after receipt by the FDA, unless the FDA, within the thirty (30) day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board (IRB) at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.

●	Phase I—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some product candidates for severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

●	Phase II—Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase III—Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase I, Phase II and Phase III testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase II and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase II to discuss their Phase II clinical results and present their plans for the pivotal Phase III clinical trial that they believe will support the approval of the new drug. If a Phase II clinical trial is the subject of discussion at the end of Phase II meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment (“SPA”), the purpose of which is to reach agreement with the FDA on the Phase III clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within forty-five (45) days of the request to assess whether the proposed trial is adequate, which evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate was identified after the testing began.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Expedited review and approval

The FDA has various programs, including Fast Track, priority review and accelerated approval, which are intended to expedite or simplify the process for reviewing product candidates, or provide for the approval of a product candidate on the basis of a surrogate endpoint. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, product candidates that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of product candidates to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give product candidates that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten (10) months.

Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated product candidate and expedite review of the application for a product candidate designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new product candidate that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post-marketing clinical trials.

In the Food and Drug Administration Safety and Innovation Act (“FDASIA”), the U.S. Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of product candidates under accelerated approval. The law required the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes. In June 2013, the FDA published a draft Guidance for Industry titled “Expedited Programs for Serious Conditions—Drugs and Biologics,” which provides guidance on FDA programs that are intended to facilitate and expedite development and review of new product candidates as well as threshold criteria generally applicable to concluding that a product candidate is a candidate for these expedited development and review programs.

In addition to the Fast Track, accelerated approval and priority review programs discussed above, the FDA also provided guidance on a new program for Breakthrough Therapy designation. The FDA defines a Breakthrough Therapy as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A drug designated as a Breakthrough Therapy is eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a Breakthrough Therapy. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. A request for Breakthrough Therapy designation should be submitted concurrently with, or as an amendment to an IND. FDA has already granted this designation to approximately thirty (30) new product candidates and has begun approving Breakthrough Therapy designated drugs.

Patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch- Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of fourteen (14) years from the product candidate’s approval date. The patent term restoration period is generally one half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved product candidate is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A product candidate is a new chemical entity if the FDA has not previously approved any other new product candidate containing the same active moiety, which is the molecule or ion responsible for the action of the product candidate substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b) (2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to product candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a product candidate for this type of disease or condition will be recovered from sales in the U.S. for that product candidate. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same product candidate for the same indication, except in very limited circumstances, for seven (7) years. Orphan drug exclusivity, however, could also block the approval of one of our product candidates for seven years if a competitor obtains approval of the same product candidate as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product candidate for the same indication or disease.

Pediatric exclusivity and pediatric use

Under the Best Pharmaceuticals for Children Act (“BPCA”), certain product candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA (a “Written Request”) relating to the use of the active moiety of the product candidate in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a product candidate in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

In addition, the Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric studies for most product candidates and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, biologics license application and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. After April 2013, the FDA must send a noncompliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Post-approval requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product candidate reaches the market. Later discovery of previously unknown problems with a product candidate may result in restrictions on the product candidate or even complete withdrawal of the product candidate from the market. After approval, some types of changes to the approved product candidate, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved product candidates that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs.

Any product candidates manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

●	record-keeping requirements;

●	reporting of adverse experiences with the product candidate;

●	providing the FDA with updated safety and efficacy information;

●	drug sampling and distribution requirements;

●	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

●	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved product candidates are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

Regulation outside of the U.S.

In addition to regulations in the U.S., we will be subject to regulations of other countries governing any clinical trials and commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the U.S. before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and is optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within ninety (90) days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

As in the U.S., we may apply for designation of a product candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

Reimbursement

Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutics committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to the U.S. Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the “ACA,” enacted in March 2010, had a significant impact on the health care industry by expanding coverage for the uninsured. With regard to pharmaceutical products, among other things, ACA is expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. The administration and Congress which will take office in January 2017, has pledged to repeal and replace the ACA, largely because of significantly increasing health insurance premiums and decreasing participation by members of the insurance companies. We cannot predict the impact of any repeal, replacement or modifications which may be enacted.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, product candidates launched in the European Union do not follow price structures of the U.S. and generally tend to be significantly lower.

Environment

Our third-party manufacturers are subject to inspections by the FDA for compliance with cGMP and other U.S. regulatory requirements, including U.S. federal, state and local regulations regarding environmental protection and hazardous and controlled substance controls, among others. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We have incurred, and may continue to incur, significant expenditures to ensure we are in compliance with these laws and regulations. We would be subject to significant penalties for failure to comply with these laws and regulations.

Sales and Marketing

Our current focus is on the development of our existing portfolio, the completion of clinical trials and, if and where appropriate, the registration of our product candidates. We currently do not have marketing, sales and distribution capabilities. If we receive marketing and commercialization approval for any of our product candidates, we intend to market the product either directly or through collaborations, strategic alliances and distribution agreements with third parties. The ultimate implementation of our strategy for realizing the financial value of our product candidates is dependent on the results of clinical trials for our product candidates, the availability of funds and the ability to negotiate acceptable commercial terms with third parties.

Employees

As of the date of this prospectus, we have five employees, including members of our executive officers, one of whom is engaged in research and development and one in administration. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Rockville, Maryland, where we lease shared access to office space and reception services and our research and development activities are performed in approximately 1,727 square feet of laboratory and office space located in Gaithersburg, Maryland. All of such space is leased from a non-affiliated third party pursuant to leases expiring in 2023, which provide for an aggregate monthly rental of $5,757.

We believe that our existing facilities are adequate for our current needs and have sufficient laboratory space to house additional scientists as we grow. When our lease expires, we may exercise our renewal options or look for additional or alternate space for our operations. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

Currently there are no legal proceedings pending or threatened against us.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their respective ages and titles are as follows:

Name	Age	Position(s) and Office(s) Held

Anatoly Dritschilo, M.D.	74	Chairman of the Board and Chief Executive Officer
Michael Vander Hoek	60	Chief Financial Officer, VP Regulatory and Operations
Peter Dritschilo	49	President and Chief Operating Officer
Mira Jung, Ph.D.	69	Chief Scientific Officer for Biology
Tyvin Rich, M.D.	71	Chief Clinical Officer
Brian Rusywick	43	VP, Financial
Joshua Schafer	48	Director
William Coffin	74	Director
Steven Richards	51	Director
Tae Heum (Ted) Jeong, D.Mgt.	49	Director
Milton Brown, M.D., Ph.D.	53	Director
William H. Adkins	73	Director

Set forth below is a brief description of the background and business experience of our directors and executive officers.

Anatoly Dritschilo, M.D. Dr. Dritschilo is a co-founder of the Company and has served as Chairman of the Board and Chief Executive Officer since company formation in December 2012. Dr. Dritschilo is a radiation oncologist by training and has held multiple leadership positions in health care. At Georgetown University Medical School in Washington, D.C., he served principally as Department Chair from 1980 to 2018; Chief of Radiation Oncology at MedStar-Georgetown University Hospital from 2005 to 2016; Medical Director of Georgetown University Hospital from 1994 to 1997; and Interim Director of the NCI-funded Lombardi Comprehensive Cancer Center from 2005 to 2007. He has also served on the Boards of Directors of MedStar-Georgetown University Hospital, the National Capital Rehabilitation Hospital and the MedStar Health Research Institute. His experience with Pharma includes Board of Directors membership of NeoPharm, Inc, and he was a founding director of Oncomed (Neopharm). His 200+ scientific publications and 12 issued patents have earned him election as a Fellow of the National Academy of Inventors. Dr. Dritschilo holds a BS degree in Chemical Engineering from the University of Pennsylvania, his medical degree from the College of Medicine of New Jersey and residency training from the Harvard, Joint Center for Radiation Therapy. His qualifications support his service as CEO and Chairman of the Board of Directors of Shuttle Pharmaceuticals, Inc.

Michael P. Vander Hoek. Mr. Vander Hoek serves as the Company’s Chief Financial Officer, a position he was appointed to in August 2019, and Vice President, Operations and Regulatory, a position he has held since 2018. From 2007 until present, Mr. Vander Hoek has served as Associate Director, Administration, at Georgetown Lombardi Comprehensive Cancer Center, where he is responsible for direct administrative operations for more than 400 faculty and staff in the department of oncology, radiation medicine, pathology and biostatistics, bioinformatics and biomathematics. From 2004 until 2007, Mr. Vander Hoek served as Chief Financial Officer at Georgetown Lombardi Comprehensive Cancer Center. From 1996 to 1999, Mr. Vander Hoek served as Senior Associate Administrator, Finance and Information Systems and from 1999 until 2004, he served as Vice-Chair, Planning and Administration, where he was responsible for managing administrative and financial operations for some 440 staff, physicians, residents and fellows in the departments of Medicine and Neurology. His financial management experience in publicly held companies includes Director of Managed Care Reimbursement for Critical Care America from 1990 to 1993 and Regional Controller for Laboratory Corporation of America (LabCorp) from 1993 to 1996. His responsibilities at both companies included extensive financial management related to mergers, acquisitions, and start-up operations. Mr. Vander Hoek holds a Master’s in Health Services Administration from The George Washington University and a Bachelor’s in Biology and Psychology from Hope College. We believe his extensive experience managing large medical organizations and publicly held companies will provide valuable insight and assistance as we grow our Company.

Peter Dritschilo. Mr. Dritschilo has served as our President and Chief Operating Officer since Shuttle was formed in December 2012. He also served as our Chief Financial Officer from December 2012 until August 2019. Mr. Dritschilo has over 15 years of business management experience in medical services and cancer treatment. He has held administrative positions with Medstar-Rad America from 2001 to 2005, Georgetown University 2005 to 2006, Prince William Hospital and the Fauquier Hospital 2006 to 2011 and Inova Health System from 2011 to 2016. In 2014, Mr. Dritschilo filed for Chapter 7 bankruptcy protection due to the failure of a personal business venture. Mr. Dritschilo graduated from Georgetown University and received his MBA from the George Washington University. His experience in the technical aspects of Radiation Oncology, as well as business management experience in administering freestanding and hospital based clinical departments provides a unique understanding of the roles of drugs for use with cancer radiation therapy.

Mira Jung, Ph.D. Dr. Jung is a co-founder of the Company and has served as our Chief Scientific officer for Biology and as has been a member of our board of directors since we were formed in December 2012. Since 2005, Dr. Jung has served as Professor of Radiation Medicine and Microbiology at Georgetown University Medical School, with over 20 years of experience in molecular radiation biology research. She is an expert in mechanisms of radiation resistance and on the roles of HDAC inhibitors in modifying the radiation response. Dr. Jung’s research has been funded by NIH and the DOD leading to 100 publications and six issued patents, including the first reports of HDAC inhibitor drug classes modifying cancer cell radiation resistance and protecting normal tissues from radiation damage. Dr. Jung holds an MA degree and a PhD in Microbiology and Molecular Virology from the University of Kansas. Dr. Jung provides experience and expertise in the discovery and development of new HDAC inhibitors and their pre-clinical evaluation and is uniquely qualified to serve as an officer and director.

Tyvin A. Rich, M.D. Dr. Rich serves as the Company’s Chief Medical Officer and is responsible for the clinical development of novel radiation sensitizers. Since 2010, Dr. Rich has served as a Staff Radiation Oncologist at the Hampton University Proton Therapy Institute in Hampton Virginia and Professor Emeritus at University of Virginia Health Sciences Center, Department of Radiation Oncology. From 1995 until 2010, Dr. Rich was a Professor and Chairman of the Department of Therapeutic Radiology and Oncology at the University of Virginia Health Sciences Center. And prior to that, from 1984 through 1995, Dr. Rich was a Professor of Radiotherapy and Director of Clinics in the Department of Radiotherapy of the University of Texas M. D. Anderson Cancer Center. He has served as the protocol chair for RTOG clinical trials that advanced the use of chemoradiation for the treatment of rectal and pancreatic cancers.  He is an expert in the applications of infusional 5-Fluorouracil for chemoradiation therapy of gastro-intestinal cancers and has authored more than 200 scientific articles, reviews and book chapters. Dr. Rich received his undergraduate degree at Rutgers University, his medical degree at the University of Virginia, and completed residencies in internal medicine at Georgetown University Medical Center and radiation therapy at Massachusetts General, Harvard Medical School. We believe his extensive experience in radiation oncology and clinical trials will enable Ropidoxuridine and Doranidazole clinical development.

Brian Rusywick. Mr. Rusywick serves as the Vice President, Financial, for the Company. From 2011 to 2019, Brian has served as a consultant auditing public and private companies in the high-tech, health care and real estate industries.  During this time, Mr. Rusywick also provided management consultant services to small and medium sized companies, including review and preparation of filings with the Securities and Exchange Commission. Mr. Rusywick is a licensed Certified Public Accountant in California and holds a Bachelor of Business Administration degree in Accounting and Finance from Simon Fraser University. We believe his extensive experience with start-ups and emerging companies will provide us with substantial benefit and insights as we take the Company public.

Joshua M. Schafer. Mr. Schafer was appointed to Director on the Company’s Board of Directors in 2019.  Since 2015, he has served as Senior Vice President and Head of Corporate Strategy and Business Development for Mallinckrodt Pharmaceuticals Incorporated.  From 2009 until 2015, he served as Vice President and Oncology Therapeutic Area Head at Astellas Pharmaceuticals Incorporated, where he was responsible for building the company’s global oncology franchise.  From 2000 until 2009, Mr. Schafer served in positions of increasing seniority at Takeda Pharmaceuticals North America, including Manager and Senior Manager, New Product and New Business Development; Senior Product Manager, Gastrointestinal Marketing; and Director, Oncology and Renal Marketing and Commercial Development. He began working in the healthcare and pharmaceutical industry in 1998, and has served in various positions including management consulting at Accenture (formerly Anderson Consulting), G. D. Searle & Co. (later acquired by Pfizer) and Cognia Corporation.  He received his BA in Biology and German at the University of Notre Dame, his MS in Biotechnology from Northwestern University and his MBA from Northwestern University.  We believe Mr. Schafer’s extensive experience in pharmaceutical strategy, marketing and business development will assist our board’s oversight role as we build and develop our Company.

William Coffin. Mr. Coffin was appointed to Director on the Company’s Board of Directors in 2019. He is Chairman Emeritus of the Board of the California Counsel on Economic Education, one of California’s largest providers of economics and financial literacy training for K-12 teachers and students. From its founding in 1972 until his retirement in 2013, Mr. Coffin was founder and Chief Executive Officer of CCG Investor Relations (“CCIG”), which during the years of his leadership was one of the nation’s largest consulting services to public and private companies, with offices in Los Angeles, New York and Hong Kong. Through CCIG, Mr. Coffin worked with hundreds of companies as they took their businesses public and uplisted to Nasdaq and the New York Stock Exchange. He has worked with companies engaged in other capital formation projects including mergers and acquisitions, follow-on offerings and proxy contests. Mr. Coffin received his BS in business administration from California State University, Los Angeles and has continued his studies at Anderson Business School at University of California Los Angeles.

Steven Richards. Mr. Richards was appointed to Director on the Company’s Board of Directors in 2019. He is CEO and Founder of Endurance Media, a media finance company based in Santa Monica, California, that launched in 2014 with a strategic alliance with eOne Entertainment and a mandate to produce and finance commercially driven feature films. From 2006 to 2014, Mr. Richards served as Co-President and Chief Operating Officer of Silver Pictures where he oversaw all business activities and managed a team of more than 20 people responsible for film development, production and financial information. From 2000 to 2006, he served as Chief Financial Officer at Silver Pictures and from 1995 to 2000 as Vice President, Finance, at Silver Pictures. Mr. Richards holds an MBA in Finance from UCLA, a BBA in accounting from Temple University, and holds his CPA license. We believe his experience as a chief financial officer and in accounting will assist in providing our board guidance and oversight as we grow our Company.

Tae Heum (Ted) Jeong, D.Mgt. Dr. Jeong was appointed to the position of Director on the Company’s Board of Directors in 2019. Since 2018, he has served as Managing Partner at KSV Global Innovations, a venture capital fund. From 2002 through 2018, Dr. Jeong served in various roles of progressive responsibility at Rexahn Pharmaceuticals, Inc. (Nasdaq: REXN), including Chief Financial Officer and Director, where he played key roles in the company’s business development, private placement, underwritten and registered direct public offerings. From 1997 until 2002, Dr. Jeong served as Senior Investment Manager at Hyundai Venture Investment Corporation, a subsidiary of Hyundai Motors conglomerate and one of the largest venture capital firms in South Korea, where he specialized in venture capital investments in the healthcare industry and assisted in taking numerous companies public. Dr. Jeong holds a BS and MS in Chemistry from Pohang University of Science and Technology in Pohang, South Korea, an MS in Finance from Johns Hopkins University, and a Doctor of Management from the University of Maryland, University College. We believe Dr. Jeong’s substantial public company finance experience will assist the Company in its public reporting and funding activities as we grow and develop our Company.

Milton Brown, M.D., Ph.D. Dr. Brown is a co-founder of the Company and has served as our Chief Scientific Officer for Chemistry and as a member of our board of directors since we were formed in December 2012. Dr. Brown was a founder in 2004 of Rivanna Pharmaceuticals, a Virginia-based biopharmaceutical company engaged in the discovery and development of novel small molecule therapeutics for the treatment of neurological diseases and cancer. Since 2012, Dr. Brown has served as Director of the Drug Discovery Center at Georgetown University Medical School and since 2010, he has been the principal investigator of the NIH/NCI funded Chemical Diversity Center. He brings to Shuttle 15 years of experience in drug discovery with over 80 publications and eight issued patents, including discovery of novel HDAC inhibitors and has two drugs currently in clinical trials. He has served on government committees including the NIH Experimental Therapeutics Study Section, the NIH Drug Discovery and Molecular Pharmacology Study Section and was a scientific counselor to the U.S. Secretary of Health. Dr. Brown holds a Ph.D. in synthetic chemistry from University of Alabama, and an MD from the University of Virginia. He is uniquely qualified to direct Shuttle’s drug discovery program and serve as our director.

William H. Adkins. Mr. Adkins was appointed to the position of Director on the Company’s Board of Directors in 2019. From 2018 to present, Mr. Adkins has worked as a consultant to businesses, working with business owners to develop strategy, planning and problem solving, especially as concerns developing strategic goals, performance plans and marketing strategies. From 2014 until present, Mr. Adkins has served as a Strategic Business Development Manager at automotiveMastermind Inc., where he was responsible for training dealer candidates and general management, including consulting with dealers and interviewing applicants for management instructor positions. From 1985 until 2003, Mr. Adkins was President and General Manager at Chevrolet dealerships in Ohio, California and New York, including Adkins Chevrolet Buick Oldsmobile, Bayview Lincoln Mercury and Palanker Chevrolet. Mr. Adkins attended the University of Maryland where he studied marketing and business management. Mr. Adkins studied marketing at the University of Cincinnati and law at Bryant and Stranton Business College. Mr. Adkins’ substantial business and marketing experience will help us as we develop the Company’s products and business.

Scientific Advisory Committee

Theodore L. Phillips, M.D. Dr. Phillips serves as the Chair of the Scientific Advisory Committee. He held the position of Chief Medical Officer and Clinical Director at Shuttle Pharmaceuticals from 2014 until 2018. Dr. Phillips’ distinguished career has included positions of Chair of the Department of Radiation Oncology (from1978 to 1998) and Associate Director (from 1996 to 1999) of the UCSF Cancer Center at the University of California at San Francisco. He is highly experienced in radiation oncology clinical trials of hypoxic radiation sensitizers. Dr. Phillips served as the principal investigator of the SBIR contract for the Phase I clinical trial of Ropidoxuridine. He previously served as Associate Director of the Northern California Oncology Group from 1983-1990, president of the American Society of Therapeutic Radiation Oncologists from 1984 to 1985, and is an elected member of the Institute of Medicine of the National Academy of Science. Dr. Phillips holds a BS degree from Dickinson College in Carlisle, Pennsylvania and a MD from the University of Pennsylvania. He provides advice to the leadership team to help design and implement clinical trials of radiation therapy and radiation response modifying drugs.

Ralph R. Weichselbaum, M.D. Dr. Weichselbaum has served as Scientific Advisor to Shuttle Pharmaceuticals for translational research for the discovery and development of radiation response modifiers since 2013. Dr. Weichselbaum is the Daniel K. Ludwig Professor and Chairman of the Department of Radiation and Cellular Oncology, the University of Chicago, a position he has held since 1985. He is also an elected member of the Institute of Medicine, National Academy of Sciences. He has devoted his career to translational research in cancer with combined radiotherapy and chemotherapy. Dr. Weichselbaum and his colleagues conceived “genetic radiotherapy” and developed viral constructs for use in clinical tumor radiation sensitization. These were commercialized as TNFerade (GenVec, Inc.) and tested in a phase I clinical trial in prostate cancer and a phase III clinical trial for pancreatic cancer.

J. Martin Brown, Ph.D. Dr. Brown has served as a Scientific Advisor to Shuttle Pharmaceuticals for translational research for the development of hypoxic radiation sensitizers since 2017. Dr. Brown received his Ph.D.in Cancer Biology from Oxford University in 1968 and was Director of the Division of Radiation and Cancer Biology at Stanford University from 1984 to 2004. He is an expert in the radiation biology of hypoxia in cancers and has more than 300 peer-reviewed published articles. He has received awards in recognition of his work, including the Gold Medal, Americal Society for Therapeutic Radiology and Oncology (1999, the Failla Memorial Award, Radiation Research Society (2000), the Weiss Medal, Association for Radiation Research (2001) and the Henry S. Kaplan Distinguished Scientist Award, International Association for Radiation Research (2007). He developed etanidazole, a hypoxic radiation sensitizer, and tirapazamine, a hypoxic cytotoxic drug, from bench to clinical trials.

Alejandro Villagra, Ph.D. Dr. Villagra has served as a Scientific Advisor to Shuttle Pharmaceuticals with expertise in cellular signaling pathways, epigenetics and immunology since 2017. Dr. Villagra received his PhD in Molecular Biology from the University of Concepcion, in Chile in 2004 and completed post-graduate training at the H. Lee Moffitt Cancer Center and Research Institute in Tampa, Florida in Molecular Immunology in 2009, in the Laboratory of Eduardo Sotomayor, MD. He joined the faculty of the Moffitt Cancer Center and Research Institute, as a research scientist from 2009 through 2015 and advanced to Assistant Professor of Oncologic Sciences. He became an Assistant Professor in the Department of Biochemistry and Molecular Medicine at the George Washington University (GWU) School of Medicine and Health Sciences in 2015, as a member of the GWU Cancer Center. His research is focused on molecular and cellular roles of histone deacetylases (HDACs) in tumor immunology and as adjuvants for immunotherapy of cancers.

Family Relationships

Dr. Anatoly Dritschilo and Peter Dritschilo are father and son. There are no other family relationships among our directors and executive officers.

Terms of Office

Our directors are appointed for staggered two and three year terms as initial appointments. The Chairman of the Board is also the CEO and is appointed for an initial three-year term. Subsequently, directors will be elected to one-year terms to hold office until the next annual meeting of our stockholders and until a successor is appointed and qualified, or until their removal, resignation, or death. Executive officers serve at the pleasure of the board of directors.

Director Independence

In order to qualify to list our shares of common stock for trading on Nasdaq, our board of directors must consist of a majority of “independent” directors, as defined under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. At present, five of the seven directors serving on our board of directors qualify as “independent.”

Board Committees

General

Prior to effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish three committees consisting of an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee will be “independent” as defined under Nasdaq listing standards and Rule 10A-3(b)(1). Moreover, at least one member of the audit committee will qualify as an “audit committee financial expert” as the term is defined under Nasdaq listing standards and applicable rules and regulations of the SEC, based on their respective business professional experience in the financial and accounting fields.

Audit Committee

The audit committee will assist our board of directors in its oversight of the Company’s accounting and financial reporting processes and the audits of the company’s financial statements, including (a) the quality and integrity of the Company’s financial statements (b) the company’s compliance with legal and regulatory requirements, (c) the independent auditors’ qualifications and independence and (d) the performance of the Company’s internal audit functions and independent auditors, as well as other matters which may come before it as directed by the board of directors. Further, the audit committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

●	be responsible for the appointment, compensation, retention, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

●	discuss the annual audited financial statements and the quarterly unaudited financial statements with management and the independent auditor prior to their filing with the SEC in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

●	review with the Company’s management on a periodic basis (i) issues regarding accounting principles and financial statement presentations, including any significant changes in our company’s selection or application of accounting principles; and (ii) the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the company;

●	monitor the Company’s policies for compliance with federal, state, local and foreign laws and regulations and the Company’s policies on corporate conduct;

●	maintain open, continuing and direct communication between the board of directors, the audit committee and our independent auditors; and

●	monitor our compliance with legal and regulatory requirements and shall have the authority to initiate any special investigations of conflicts of interest, and compliance with federal, state and local laws and regulations, including the Foreign Corrupt Practices Act, as may be warranted.

Compensation Committee

The compensation committee will aid our board of directors in meeting its responsibilities relating to the compensation of the Company’s executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants. Further, the compensation committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

●	review periodically our Company’s philosophy regarding executive compensation to (i) ensure the attraction and retention of corporate officers; (ii) ensure the motivation of corporate officers to achieve the Company’s business objectives; and (iii) align the interests of key management with the long-term interests of the Company’s shareholders;

●	review and approve corporate goals and objectives relating to chief executive officer compensation and other executive officers of Shuttle;

●	make recommendations to the board of directors regarding compensation for non-employee directors, and review periodically non- employee director compensation in relation to other comparable companies and in light of such factors as the compensation committee may deem appropriate; and

●	review periodically reports from management regarding funding the Company’s pension, retirement, long-term disability and other management welfare and benefit plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will recommend to the board of directors individuals qualified to serve as directors and on committees of the board of directors to advise the board of directors with respect to the board of directors composition, procedures and committees to develop and recommend to the board of directors a set of corporate governance principles applicable to the Company; and to oversee the evaluation of the board of directors and Shuttle’s management.

Further, the nominating and corporate governance committee, to the extent it deems necessary or appropriate, among its several other responsibilities shall:

●	recommend to the board of directors and for approval by a majority of independent directors for election by shareholders or appointment by the board of directors as the case may be, pursuant to our bylaws and consistent with the board of director’s evidence for selecting new directors;

●	review the suitability for continued service as a director of each member of the board of directors when his or her term expires or when he or she has a significant change in status;

●	review annually the composition of the board of directors and to review periodically the size of the board of directors;

●	make recommendations on the frequency and structure of board of directors meetings or any other aspect of procedures of the board of directors;

●	make recommendations regarding the chairmanship and composition of standing committees and monitor their functions;

●	review annually committee assignments and chairmanships;

●	recommend the establishment of special committees as may be necessary or desirable from time to time; and

●	develop and periodically review corporate governance procedures and consider any other corporate governance issue.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. This document will be made available in print, free of charge, to any shareholder requesting a copy in writing from our Secretary at our executive offices in Rockville, Maryland. A copy of our code of ethics is available on our website at www.shuttlepharma.com.

Board of Directors Role in Risk Oversight

Members of the board of directors have periodic meetings with management and the Company’s independent auditors to perform risk oversight with respect to the Company’s internal control processes. The Company believes that the board’s role in risk oversight does not materially affect the leadership structure of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer, Chief Financial Officer and our other executive officers for 2018 and 2017.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards (#)	Option Awards (#)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Anatoly Dritschilo M.D., CEO	2018	2,269	0	0	0	0	0	0	0
	2017	20,070	0	0	0	0	0	0	0

Peter Dritschilo, President/CFO	2018	23,077	0	0	0	0	0	0	0
	2017	20,000	0	0	0	0	0	0	0

Theodore L. Phillips, M.D.,	2018	5,585	0	0	0	0	0	0	0
Clinical Director	2017	50,000	0	0	0	0	0	0	0

Employment Agreements

Each of our executive officers has entered into an employment agreement with the Company.

Outstanding Equity Awards at Fiscal Year-End

There are presently no outstanding equity awards to our executive officers.

Director Compensation

Each of our non-employee directors, each of whom was appointed in 2019, receives compensation on an annual basis consisting of $25,000 in cash, payable in quarterly installments commencing 90 days after completion of the Offering, and $75,000 in options to purchase common stock or awards of restricted stock units. Based on our director offer letters, a form of which is attached hereto (the “Director Agreements”), our directors have been granted $75,000 in restricted stock, which vests over a two year period in one third increments, with one-third vesting immediately upon signing and then one-third vesting on each of the first and second anniversary of appointment. In addition, non-employee directors will also be reimbursed for out-of-pocket costs incurred in connection with attending meetings.

2018 Equity Incentive Stock Plan

Our 2018 Equity Incentive Plan provides for equity incentives to be granted to our employees, executive officers or directors and to key advisers and consultants. Equity incentives may be in the form of stock options with an exercise price of not less than the fair market value of the underlying shares as determined pursuant to the 2018 Equity Incentive Plan, restricted stock awards, other stock based awards, or any combination of the foregoing. The 2018 Equity Incentive Plan is administered by the Company’s compensation committee or, alternatively, if there is no compensation committee, the Company’s board of directors. We have reserved 3,000,000 shares of our common stock for issuance under the 2018 Equity Incentive Plan. No awards are outstanding as of the date of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the beneficial ownership of our common stock by each director and executive officer, by each person known by us to beneficially own 5% or more of the our common stock and by directors and executive officers as a group, and by certain selling stockholders. Unless otherwise stated, the address of the persons set forth in the table is c/o the Company, 1 Research Court, Suite 450, Rockville, Maryland 20850.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table below have sole voting and investment power with respect to the shares indicated.

All share ownership figures include shares of our commons stock issuable upon securities convertible or exchangeable into shares of our common stock, whether or not convertible or exchangeable within sixty (60) days of the effective date of this registration statement. Such shares are deemed outstanding and beneficially owned by such person only for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership for any other person.

As of September 10, 2019, there were 17,899,006 shares of common stock, 97,062 shares of common stock issuable upon conversion of 1,212.5 shares of Series A convertible preferred stock and 97,062 warrants to purchase common stock issuable to the Series A convertible preferred stockholders upon completion of this initial public offering.

Names and addresses	Number of shares of common stock beneficially owned (#)	Percentage of class of common stock beneficially owned Before Offering (%)	Percentage of class of common stock beneficially owned After Offering(1)
Directors and Named Executive Officers:
Anatoly Dritschilo, M.D.(2)	9,280,461	51.9
Milton Brown, M.D., Ph.D.	2,141,647	11.9
Mira Jung, Ph.D.	2,141,647	11.9
Michael Vander Hoek	0	0
Peter Dritschilo	0	0
Tivyn A. Rich, M.D.	0	0
Brian Rusywick	0	0
Steve Richards(3)	1,801	-
William Coffin(3)	1,801	-
Joshua Schaeffer(3)	1,801	-
Tae Heum Jeong(3)	1,801	-
William H. Adkins(3)(18)	81,852	-
All directors and officers as a group (eleven persons)	13,652,881	76.3

Other 5% percent beneficial owners:
Joy Dritschilo(2)	9,280,461	51.9
Amir F. Heshmatpour(4)	3,339,161	18.7

Selling Stockholders:+

Melinda Allen(5)	3,202	-
Dale William Baxter(6)	320	-
Christopher Clark(7)	1,601	-
Matthew Flaherty(8)	1,201	-
William Alvin Jackson(9)	2,402	-
Remander Johnson(10)	640	-
Charles Sidney Lester(11)	649	-
Lorraine Lester(12)	801	-
Marcia B. Lobrano(13)	3,202	-
Milton A. Padgett(14)	2,402	-
David Andre Richards(15)	3,202	-
Audrey D. Robinson(16)	3,202	-
Carole Wagner(17)	3,202	-
William Henry Adkins and Pauline Adkins 1993 Revocable Intervivos Trust(18)	80,051	-
Lisa M. Busto(19)	8,005	-
Phillip J. Romani(20)	8,005	-
Indraneel Banerji(21)	16,010	-
Nalini Weisberger(22)	8,005	-
Juanita C. Fernandez(23)	16,010	-
James P. Shanahan(24)	16,010	-
Aaron Sharma(25)	16,010	-
Isabella Heshmatpour(26)	300,000	1.6
Grace Heshmatpour(27)	300,000	1.6
Angelina Heshmatpour(28)	300,000	1.6

-	Denotes the holder owns less than one percent of the outstanding common stock.

±	The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security.

+	Assumes the Series A Convertible Preferred Shares will convert at $[ ] per share, based on the assumption that the shares being offered herein will be sold at a minimum of $13.88 per share. Upon conversion, each selling shareholders’ holdings will consist of 50% common stock and 50% warrants to purchase common stock.

(1)	Gives pro forma effect to the sale of up to [_____] shares of common stock offered hereby.

(2)	Includes 2,141,547 shares of our common stock held of record by Dr. Anatoly Dritschilo and 7,138,814 shares of our common stock held of record by Joy Dritschilo, his spouse.

(3)	Each of our independent directors was granted 5,403 restricted stock units (“RSUs”) pursuant to their letter agreements with the Company, of which 1,801 RSUs vested immediately upon signing, 1,801 RSUs vesting on the first anniversary of the letter agreement and 1,801 RSUs vesting on the second anniversary of the letter agreement.

(4)	Includes (i) 2,239,161 shares of our common stock held of record by AFH Holding & Advisory, LLC, of which Mr. Heshmatpour is the sole member and over which he has sole voting and investment control; (ii) 600,000 shares of our common stock held of record by KIG LLC of which Mr. Heshmatpour’s spouse, Kathy Heshmatpour, exercises sole voting and investment control; (iii) 300,000 shares held by the Amir Heshmatpour Trust dated June 22, 2001, over which Floyd Lukehart serves as the trustee and exercises sole investment and voting control; and (iv) 200,000 shares of our common stock held of record by Amir & Kathy Heshmatpour Family Fund Fidelity DAF Account, over which Mr. Heshmatpour and his spouse have shared voting and investment control.

(5)	Includes (i) 1,601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(6)	Includes (i) 160 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 160 shares of common stock issuable upon exercise of warrants to purchase common stock.

(7)	Includes (i) 801 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 801 shares of common stock issuable upon exercise of warrants to purchase common stock.

(8)	Includes (i) 601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(9)	Includes (i) 1,201 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,201 shares of common stock issuable upon exercise of warrants to purchase common stock.

(10)	Includes (i) 320 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 320 shares of common stock issuable upon exercise of warrants to purchase common stock.

(11)	Includes (i) 320 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 320 shares of common stock issuable upon exercise of warrants to purchase common stock.

(12)	Includes (i) 401 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 401 shares of common stock issuable upon exercise of warrants to purchase common stock.

(13)	Includes (i) 1,601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(14)	Includes (i) 1,201 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,201 shares of common stock issuable upon exercise of warrants to purchase common stock.

(15)	Includes (i) 1,601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(16)	Includes (i) 1,601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(17)	Includes (i) 1,601 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 1,601 shares of common stock issuable upon exercise of warrants to purchase common stock.

(18)	Includes (i) 40,026 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 40,026 shares of common stock issuable upon exercise of warrants to purchase common stock.

(19)	Includes (i) 4,003 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 4,003 shares of common stock issuable upon exercise of warrants to purchase common stock.

(20)	Includes (i) 4,003 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 4,003 shares of common stock issuable upon exercise of warrants to purchase common stock.

(21)	Includes (i) 8,005 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 8,005 shares of common stock issuable upon exercise of warrants to purchase common stock.

(22)	Includes (i) 4,003 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 4,003 shares of common stock issuable upon exercise of warrants to purchase common stock.

(23)	Includes (i) 8,005 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 8,005 shares of common stock issuable upon exercise of warrants to purchase common stock.

(24)	Includes (i) 8,005 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 8,005 shares of common stock issuable upon exercise of warrants to purchase common stock.

(25)	Includes (i) 8,005 shares of common stock issuable upon conversion of Series A Convertible preferred stock and (ii) 8,005 shares of common stock issuable upon exercise of warrants to purchase common stock.

(26)	Ms. Heshmatpour is the adult daughter of Amir Heshmatpour of AFH Holding & Advisory LLC.

(27)	Ms. Heshmatpour is the adult daughter of Amir Heshmatpour of AFH Holding & Advisory LLC.

(28)	Ms. Heshmatpour is the adult daughter of Amir Heshmatpour of AFH Holding & Advisory LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

On July 1, 2017, the Company received a loan from the spouse of an officer of the Company in the amount of $75,000.  The loan was payable in monthly installments of $6,420 inclusive of interest at 5% per annum until maturity on June 30, 2018 when the loan was paid in full. The interest expense incurred on this loan was $740 for the year ended December 31, 2018.

On January 25, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $300,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on January 25, 2019. On January 25, 2019, the Company amended the terms to extend the maturity date from January 25, 2019 to October 25, 2019.

On April 4, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $50,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on September 4, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from September 4, 2018 to April 4, 2019. On April 4, 2019, the Company amended the terms to extend the maturity date from April 4, 2019 to October 25, 2019.

On May 30, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on July 15, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from July 15, 2018 to November 30, 2019.

On June 29, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on August 15, 2018. On December 6, 2018, the Company amended the terms to extend the maturity date from August 15, 2018 to February 15, 2019. On February 19, 2019, the Company paid off this note in full. The interest expense incurred on this loan was $1,223 for the six months ended June 30, 2019.

On June 24, 2019, the Company entered into a loan from the spouse of an officer of the Company in the amount of $70,000. The loan bears an interest rate of 7.5% per annum. The loans plus accrued interest are payable in full on June 23, 2020.

In the fall of 2018 through to June 2019, we paid a total of $500,000 in cash to pay for a deposit on Shuttle Pharma Acquisition Corp., Inc. (“Acquisition Co.”) in order to facilitate the process of taking the Company public.

On June 4, 2018, we completed a share exchange with Acquisition Co., pursuant to which we issued the owner of Acquisition Co. 3,600,000 shares of Common Stock to AFH Holding & Advisory LLC (“AFH”). AFH has also served as an advisor and board member to our Company, a position for which AFH relinquished prior to us commencing the IPO process.

On August 24, 2019, the Company entered into a loan with an officer of the Company in the amount of $70,000. The loan bears and interest at the rate of 7.5% per annum. The loan plus accrued interest is due and payable in full on August 24, 2020.

Review, Approval and Ratification of Related Party Transactions

All related party transactions are subject to the review, approval or ratification of our board of directors or an appropriate committee thereof.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share, and 20,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

As of the date of this prospectus, we had 17,890,001 shares of common stock and 1212.5 shares of Series A Convertible preferred stock issued and outstanding. The shares of common stock and preferred stock presently outstanding are, and the shares of common stock in this Offering, when issued and paid for as contemplated herein, will be, fully paid and non- assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions.

Holders of common stock are entitled to receive dividends, if and when declared by the board of directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series. While our Articles of Incorporation and bylaws do not contain any provisions that may delay, defer or prevent a change in control, the issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult. At present, our board of directors has authorized the issuance of up to 10,000 shares of Series A preferred stock, of which 1,212.5 shares are issued and outstanding as of the date of this prospectus.

Series A Convertible Preferred Stock

Our board of directors has designated and authorized the issuance of up to 10,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share (the “Series A Convertible Preferred Stock”), of which there are presently 1,212.5 shares outstanding. The Series A Convertible Preferred Stock has a stated value of $1,000 per share, is entitled to receive a dividend at the rate of 8.5% per annum (the “Dividend”), which Dividend shall be cumulative and shall be payable at the Company’s option in shares of Common Stock or cash upon the date of conversion or redemption, as so determined by the Company. The Series A Convertible Preferred Stock shall be automatically convertible upon the earlier of (a) the closing of the sale of shares of Common Stock to the public at an offering price of at least $13.88 per share in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in gross proceeds to the Company (before underwriters’ discounts, commissions and expenses) of an amount at least equal to the difference between (i) $25,000,000 and (ii) the gross proceeds (before underwriters’ discounts, commissions and expenses) to the Company from the sale of Series A Convertible Preferred Stock (a “Qualified IPO”), or (b) listing of the Common Stock on the NYSE or Nasdaq (a “Qualified Listing”). All shares of Series A Convertible Preferred Stock shall be convertible of either (i) 90% of the gross public offering price per share of the Qualified IPO (before deducting underwriters’ discounts, commissions and expenses) or (ii) in the case of (b) above, $12.49 per share. Until such time as the Series A Convertible Preferred Stock has been converted into our Common Stock, the Series A Convertible Preferred stockholders have no voting rights other than to rights to vote on matters concerning the Series A Convertible Preferred Stock.

Warrants

In conjunction with our sale of Series A Convertible Preferred Stock, our board of directors authorized the issuance of warrants to purchase 97,062 shares of Common Stock (the “Warrants”) to the Series A Preferred Stockholders. The Warrants are issuable upon the earlier of the closing of a Qualified IPO or Qualified Listing, shall have an exercise price per share equal to the Conversion Price and shall be exercisable at any time on or before expiration on the three year anniversary following its issuance.

Registration Rights

We are party to a registration rights agreement with the Series A Convertible Preferred Stockholders pursuant to which we are obligated to register the shares of Common Stock underlying the Series A Convertible Preferred Stock and Warrants. The registration of these shares of Common Stock would enable the holders to sell their shares without restriction under the Securities Act when the registration statement is declared effective. We will pay for the registration expenses, other than underwriting discounts and commissions, of any shares subject to registration rights.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specific conditions, to limit the number of shares such holders may include. Should the managing underwriter determine that the shares of Common Stock underlying the Series A Convertible Preferred shares and warrants be removed from this offering, we will be required to file a resale registration statement registering the shares, with an obligation of having such registration statement declared effective within 120 days of the initial filing of such resale registration statement.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

In general, Delaware corporations are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder; or

●	the corporation does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

While we are currently not subject to the restrictions contained in Section 203, we will become subject to these restrictions if our common stock is listed on a national securities exchange or we have more than 2,000 stockholders of record of our common stock.

Nasdaq Listing

We intend to apply to have the shares of common stock listed on Nasdaq, subject to our sale of a sufficient number of shares in the Offering to meet the listing requirements of Nasdaq. There can be no assurance that an application for listing the shares on Nasdaq or on any other market will be approved. In the event we are unable to achieve a listing on Nasdaq, we intend to list our shares of common stock on the OTC Market’s OTCQX.

Transfer Agent

Our transfer agent is VStock Transfer, LLC, of Woodmere, New York. Our transfer agent and registrar’s telephone number is (212) 828-8436.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering.

Commencing [ninety (90) days] after the date of this prospectus, the 17,890,001 shares of our common stock outstanding as of the date of this prospectus will be eligible for sale in the public market from time to time thereafter pursuant to Rule 144 under the Securities Act, and in some cases, subject to the volume and other restrictions of Rule 144. In addition, we have 1,212.5 share of Series A convertible preferred common stock, which shares will be convertible into up to 97,062 shares of common stock upon the earlier of completion of the offering or the Company’s listing on a national securities exchange. We also have 3,000,000 shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, none of which have been issued to date. The sale of a significant number of shares of our common stock in the public market or the perception that such sales may occur could significantly reduce the market price of our common stock.

Rule 144

In general, under Rule 144 under the Securities Act, beginning ninety (90) days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six (6) months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six (6) months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through Nasdaq or such other market on which our shares of common stock are listed for trading during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

2018 Equity Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that we may issue upon exercise of awards which may be granted under our 2018 Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effectiveness of this registration statement. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume and manner of sale limitations, if applicable.

UNDERWRITING

Terms of the Offering

[             ] is acting as sole book-running manager and [              ] are acting as representatives of the several underwriters of this offering. We have entered into an underwriting agreement dated                  , 2019 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase from us, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

The underwriting agreement provides for the purchase of a specific number of shares of Class A common stock by each of the underwriters named below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of common stock, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Name	Number of Shares

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about ______ , 2019 against payment in immediately available funds. ______ , 2019 is the third business day following the date of this prospectus. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $___ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $____ per share to other dealers. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to [45] days after the date of this prospectus, permits the underwriters to purchase a maximum of ___________ additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total proceeds to us will be $__________, before deduction of underwriting discounts and expenses and other offering expenses. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Discount

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expense, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to 1.0% of the gross proceeds received in this offering. We have also agreed to pay the representative an accountable expense allowance of up to $[                  ].

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our directors, officers, beneficial holders of more than 5% of our common stock have agreed to a [90-day] “lock up” with respect to their shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of Class A common stock. This means that, subject to certain exceptions, for a period of [90 days] following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the several underwriters. However, in the event that either (1) during the last 17 days of the “lock up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock up” period, then in either case the expiration of the “lock up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions — The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

●	Penalty bids — If the representative purchases the shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

●	Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchase the shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such preliminary prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-US Investors

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors”, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients”, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of securities may be made to the public in that Relevant Member State other than:

1.	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

2.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), subject to obtaining the prior consent of the representatives; or

3.	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive;

provided that no such offer of securities shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the securities in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Procedures for Subscribing

If you decide to subscribe for any shares in this Offering, you must:

●	execute and deliver a Subscription Agreement; and

●	deliver the subscription price to the Company by cashier’s check or wire transfer of immediately available funds.

The Subscription Agreement requires you to disclose your name, address, social security number, telephone number, email address, number of shares you are purchasing, and the price you are paying for your shares.

Acceptance of Subscriptions

Upon the Company’s acceptance of a subscription and receipt of full payment, and subject to the timing qualification set forth above, the Company shall countersign the Subscription Agreement and issue a stock certificate along with a copy of the Subscription Agreement.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within three (3) business days after we receive them.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock and preferred stock is VStock Transfer, LLC, Woodmere, New York. Our Transfer Agent and Registrar’s telephone number is (212) 828-8436.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Michelman & Robinson, LLP, California and New York (“M|R”). M|R is counsel to us and receives legal fees in accordance with an executed retainer agreement.

EXPERTS

On September 18, 2018, the Company’s board of directors approved moving the Company’s independent registered public accounting firm from Paritz & Company, P.A. (the “Former Auditor”) to RSM US LLP (New Auditor).

Other than an explanatory paragraph included in the Former Auditor’s audit report for the Registrant’s fiscal years ended December 31, 2017 relating to the uncertainty of the Company’s ability to continue as a going concern, the audit reports of the Former Auditor on the Company’s financial statements for the fiscal year ended December 31, 2017 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the year ended December 31, 2017 and through to September 18, 2018, the Company did not have any disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused them to make reference thereto in their reports on the Company’s financial statements for such years.

During the year ended December 31, 2017 and through September 18, 2018, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

On September 19, 2018 (the “Engagement Date”), the Company engaged RSM US LLP (“New Auditor”) as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2018. The decision to engage the New Auditor as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors.

During the two most recent fiscal years and through the Engagement Date, the Company has not consulted with the New Auditor regarding either:

1.	application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.	any matter that was either the subject of a disagreement (as defined in Regulation S-K, Item 304(a)(1)(iv) and the related instructions) or reportable event (as defined in Regulation S-K, Item 304(a)(1)(v)).

The audited financial statements included in this prospectus and elsewhere in the registration have so been included in reliance upon the reports of RSM LLP and Paritz & Company, P.A., independent registered public accountants, upon the authority of said firms as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company. You may inspect the registration statement, exhibits and schedules filed with the SEC at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E. Washington, D.C. 20549. Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

In accordance with the provisions in our Amended and Restated Articles of Incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Stockholders

Shuttle Pharmaceutical Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shuttle Pharmaceutical Holdings, Inc. (the Company) as of December 31, 2018, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

/s/ RSM US LLP

Los Angeles, California

September 12, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders’

Shuttle Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Shuttle Pharmaceuticals, Inc. as of December 31, 2017 and the related statements of operations, changes in stockholders’deficit, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-a-matter

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As discussed in Note 2 the Company has not generated any revenues since inception, has incurred losses since its inception and has an accumulated deficit at December 31, 2017. The Company currently has limited liquidity and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern.  Management plans are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Paritz & Company P.A.

We have served as the Company’s auditor since 2016

Hackensack, New Jersey

July 25, 2018

Shuttle Pharmaceuticals Holdings, Inc.

Consolidated Balance Sheets

	December 31, 2018	December 31, 2017

ASSETS
Current Assets:
Cash	$352,390	$50,709
Contracts receivable	3,825	49,210
Prepaid expenses	7,742	2,541
Deposit on Shuttle Pharma Acquisition Corp, Inc - related party	250,000	-
Total current assets	613,957	102,460

Property and equipment, net	838	18,838
Other Assets	6,480	-
Total assets	$621,275	$121,298

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$30,731	$79,104
Accrued interest payable	25,937	12,165
Deferred rent	17,544	-
Notes payable-related party	400,000	194,127
Convertible notes payable	-	120,250
Warrant liability	119,607	-
Total current liabilities	593,819	405,646

Total liabilities	593,819	405,646

Commitments & Contingencies	-	-

Stockholders’ Equity (Deficit):
Series A convertible preferred stock, $0.00001 par value; $1,000 per share liquidation value or aggregate of $912,500; 20,000,000 shares authorized; 913 and 0 shares issued and outstanding at December 31, 2018 and 2017, respectively.	-	-
Common stock, $0.00001 par value; 100,000,000 shares authorized; 17,890,001 and 45,000,000 shares issued and outstanding at December 31, 2018 and 2017, respectively.	179	450,000
Common stock-shares to be issued	16,340	-
Additional paid in capital	1,921,524	550,100
Accumulated deficit	(1,910,587)	(1,284,448)
Total stockholders’ equity (deficit)	27,456	(284,348)
Total liabilities and stockholders’ equity	$621,275	$121,298

The accompanying footnotes are an integral part of these consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.
Consolidated Statements of Operations

	Years Ended December 31,
	2018	2017

Revenue	$-	$-

Operating expenses:
Research and development-net of contract expense reimbursements	55,572	(836)
General and administrative	42,441	41,994
Legal and professional	488,619	162,732
Gain on disposal of equipment	-	(1,177)
Total operating expenses	586,632	202,713
Loss from operations	(586,632)	(202,713)
Other income (expense):
Interest Expense	(4,378)	(9,018)
Interest Expense-related party	(26,538)	(1,863)
Change in fair value of warrant liability	(951)	-
Loss on Settlement of debt	(7,640)	-
Total other income (expense)	(39,507)	(10,881)
Loss before income taxes	(626,139)	(213,594)
Income taxes	-	-
Net loss	$(626,139)	$(213,594)

Weighted average common shares outstanding:
Basic and diluted	16,355,984	14,277,638
Net loss per share:
Basic and diluted	$(0.04)	$(0.01)

The accompanying footnotes are an integral part of these consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid- in	Shares to be	Accumulated	Total Stockholders’ Equity/
	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	(Deficit)
Balance, December 31, 2016	-	-	45,000,000	450,000	$550,000	-	$(1,070,854)	$(70,854)

Contributions	-	-	-	-	100	-	-	100
Net loss	-	-	-	-	-	-	(213,594)	(213,594)

Balance, December 31, 2017	-	-	45,000,000	450,000	550,100	-	(1,284,448)	(284,348)

Common stock issued for cash			3,600,000	36	(36)	-	-	-
Common Stock issued Shuttle Pharmaceuticals, Inc. shareholders			14,277,638	143	(143)	-	-	-
Recapitalization	-	-	(45,000,000)	(450,000)	450,000	-	-	-
Common stock issued for conversion of convertible debt and accrued interest	-	-	12,363	-	127,759	-	-	127,759
Equity units issued for cash	913	-	-	-	912,500	-	-	912,500
Shares to be Issued	-	-	-	-	-	16,340	-	16,340
Allocation of fair value of equity units to warrant liability	-	-	-	-	(118,656)	-	-	(118,656)
Net loss	-	-	-	-	-	-	(626,139)	(626,139)

Balance, December 31, 2018	913	$-	17,890,001	$179	$1,921,524	$16,340	$(1,910,587)	$27,456

The accompanying footnotes are an integral part of these consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2018	2017

Cash Flows From Operating Activities:
Net loss	$(626,139)	$(213,594)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	18,000	18,739
Gain on disposal of equipment	-	1,177
Accrued Interest on convertible notes payable	16,209	-
Change in fair value of warrant liability	951	-
Loss on settlement of debt	7,640	-
Changes in operating assets and liabilities:
Contracts receivable	45,385	(30,433)
Prepaid expenses	(5,201)	1,812
Other assets	(6,480)	-
Accounts payable and accrued expenses	(48,373)	10,576
Accrued interest payable	13,772	9,018
Deferred rent	17,544	-
Net cash used in operating activities	(566,692)	(202,705)

Cash Flows From Financing Activities:
Proceeds from issuance of equity units	912,500	100
Proceeds from convertible notes payable	-	225,000
Repayment of note payable-related party	(44,127)	(64,483)
Proceeds from notes payable-related party	250,000	-
Deposit on Shuttle Pharma Acquisition Corp, Inc.-related party	(250,000)	-
Net cash provided by financing activities	868,373	160,617

Net increase in cash	301,681	(42,088)

Cash, beginning of period	50,709	92,797

Cash, end of period	$352,390	$50,709

Cash paid for:
Interest	$740	$1,922
Income taxes	$-	$-

Supplemental non-cash financing activities:
Shares issued to reduce notes payable	$120,250	$-
Shares to be issued to reduce accrued interest	$16,340	$-

The accompanying footnotes are an integral part of these consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.
Notes to Consolidated Financial Statements

Note 1 – Organization and Basis of Presentation

Organization and Line of Business

The Company was formed as Shuttle Pharmaceuticals, LLC in the State of Maryland on December 18, 2012. On August 12, 2016, the Company filed articles of conversion with the state of Maryland to convert from an LLC to a C corporation and the Company changed its name to Shuttle Pharmaceuticals, Inc. In connection with the conversion the Company issued 45,000,000 shares of common stock for the outstanding 100% membership interest prior to the conversion. The Company’s primary purpose is the development and commercialization of unique drugs for the sensitization of cancers and protection of normal tissues, to improve the outcomes of cancer patients receiving radiation therapy. The company has a product, Ropidoxuridine, for use with radiation therapy which is the subject of a Small Business Innovation Research (SBIR) contract with the National Cancer Institute (NCI), a unit of the National Institutes of Health. The company also has licensed the rights to a product (Doranidazole) for use with radiation therapy, developed by Pola Pharma, a Japanese Pharmaceutical company (“Pola”).

Pola has granted to the Company an exclusive license for Doranidazole in the U.S. As consideration for this license, the Company shall grant to Pola a royalty free, fully paid up, perpetual non-exclusive license to use any and all data, results, information and know how generated through activities by the Company, for licensing, development or commercializing purposes of Doranidazole.

Pursuant to the terms of a licensing agreement, Pola has granted the Company the exclusive rights to make, have made, use, import, export, offer to sell and sell Doranidazole in the U.S. In the event Shuttle needs the active pharmaceutical ingredient (“API”) of Doranidazole for their evaluation, Shuttle may purchase API from Pola for a price of US$20,000/kg on “as is” basis up to 10kg. Pola shall be responsible for the preparation, filing, prosecution and maintenance of any and all patent applications and patents related to Doranidazole and its commercialization. Pola retains rights to Doranidazole in territories outside of the U.S.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year; or (iii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt securities. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. We have elected to take advantage of these reduced disclosure obligations, and may elect to take advantage of other reduced reporting obligations in the future.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

The production and marketing of the Company’s products and its ongoing research and development activities will be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any combination product developed by the Company must undergo rigorous preclinical (animal) and clinical (human) testing and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials.

The Company’s success will depend in part on its ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recapitalization

On June 4, 2018, the Company and Shuttle Pharma Acquisition Corp, Inc., a Delaware corporation (the “Parent”), entered into the Share Exchange Agreement, dated June 4, 2018 (the “Agreement”), by and among the Company, Parent, and the stockholders of the Company (the “Company Stockholders”). Pursuant to the Agreement, Parent acquired 100% of the issued and outstanding shares of common stock of the Company in exchange for the issuance of 14,290,001 shares of common stock of the Parent, which shares represent 80% of the then-issued and outstanding shares of Parent’s common stock. Parent remained as the surviving entity following completion of the share exchange. Upon the consummation of the Agreement, on June 8, 2018, the Company officially changed its name to Shuttle Pharmaceuticals Holdings, Inc. Shuttle Pharmaceuticals, Inc. then became a wholly-owned subsidiary of the Company.

In connection with the Agreement, all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, converted into a combined total of 14,277,638 shares of Common Stock of the Parent.

In addition, all of the $120,250 outstanding convertible notes of the Company were converted to 12,363 shares of Common Stock of the Parent. The Company has recorded $16,340 of common stock to be issued for the accrued interest on debt that was converted as a part of the recapitalization.

Note 2 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has not generated any revenues since inception, has incurred losses since its inception and has an accumulated deficit of $1,910,587 at December 31, 2018.  The Company currently has limited liquidity and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. To address its financing requirements, the Company will seek financing through debt or equity financings and to continue progress toward commercial viability of its products. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates in the accompanying financial statements include useful lives of property and equipment, valuation of derivatives, and the valuation allowance on deferred tax assets.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include all highly-liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company’s accounts receivable consists of amounts due from the National Institutes of Health (NIH), a government agency under the Department of Health and Human Services. The Company submits quarterly reports of progress for tasks performed on research and development contracts it is awarded. The contracts are typically a fixed fee cost reimbursement basis and payments are generally collected within 30 days. The Company currently does not provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivable terms vary from 7-30 days after the issuance of the invoice and typically would be considered past due when the term expires. The Company’s allowance for doubtful accounts was $0 and $0 at December 31, 2018 and 2017, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Furniture	5 years
Computers and equipment	5 years
Research Equipment	10 years

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, payroll and other personnel expenses, materials, supplies, and consulting costs.

These expenses are assigned to the clinical project to develop Ropidoxuridine in combination with radiation therapy. The SBIR contract covers much of the Phase I clinical trial in advanced GI malignancies.

The research expenses are assigned to the clinical project to develop Ropidoxuridine in combination with radiation therapy as a treatment for cancer. Costs that are not covered by the SBIR contract for performing the Phase I contract to determine commercialization feasibility included partial salary support of personnel and consultant to develop a commercialization plan. Costs that are not covered in the Phase II contract effort include business development and partial salary support.

Research expenses related to new drug discovery include partial support of personnel, space, supplies and legal costs.

The Company has successfully completed three SBIR contracts from the NIH to support research projects with potential for commercialization. The contract awards are fixed payment in response to quarterly Shuttle invoices and provide non-diluting funds that do not include a repayment obligation. Details on the three contracts follow:

1. Contract #HHSN261201400013C supports “Clinical development of IPdR for Radiosensitization” and consists of a “fast-track” award that includes $191,971 Phase I and $1,428,117 Phase II funding from 9/19/2014 through 9/18/2017. This contract includes a subcontract with Brown University, LifeSpan/Rhode Island Hospital for the performance of a Phase I clinical trial. The Phase I clinical trial of Ropidoxuridine and radiation therapy has been completed at Lifespan/Rhode Island Hospital. The subcontract’s technical objectives of the Phase I clinical trial included: (i) activation the IPdR IND for the Phase I and PK clinical trial, (ii) obtaining approvals for the Phase I and PK clinical protocol; development of efficacy protocols satisfying FDA “Orphan Drug” status and (iii) establishment of the in-house Company biomarker assays. The subcontract provided for the reimbursement of Lifespan/Rhode Island Hospital’s allowable costs. In accordance with the subcontract, if positive results were to be received from the Phase1 clinical trial, we planned to advance to Phase 1b and Phase II clinical trials of using Ropidoxuridine in conjunction with RT treatments of patients with brain tumors and soft tissue sarcomas. The subcontract provided for a total amount of $688,818 to fund Phase I and Phase II. This contract was completed on August 3, 2018.

2. Contract #HHSN261201600027C supported “Predictive Biomarkers of Prostate Cancer Patient Sensitivity for Radiation Late Effects.” This is a $299,502 Phase I award funding research from 9/19/2016 through 9/18/2017. This contract included a subcontract to Georgetown University for use of Mass Spectrometry core facilities to analyze clinical samples.

3. Contract #HHSN261600038C supported “Cell-based Models for Prostate Cancer Health Disparity Research.” This is a $224,687 Phase I award funding research from 9/19/2016 through 2/3/2018. This contract included a subcontract with Georgetown University for use of a tissue culture core facility for growing human prostate cells derived from African-American donors. At completion of the Phase I effort, the company was judged by the NIH SBIR program to have reached all milestones. The enabled application in response for the Request for Application (RFA) for the Phase II contract. The Phase II contract #HHSN261201800016C was awarded to provide $1,484,850 to fund research from 9/17/2019 through 9/16/2020. The Phase II contract also includes a subcontract to Georgetown University for $742,002 to establish prostate cancer cell lines from African American patients undergoing prostate surgery for cancers.

On December 5, 2018, the Company engaged Georgetown University to perform the $742,002 subcontract of its Phase II contract #HHSN261201800016C. The Company will reimburse Georgetown for its allowable costs not to exceed the ceiling amount of $742,002. Depending on the resources it uses, Georgetown may or may not invoice for the total subcontract amount. In the event Georgetown does not invoice for the allowable amount, the Company is not obligated to pay the ceiling amount. Georgetown had invoiced and was paid a total of $0 as of December 31, 2019.

The Company recognizes the amounts received in regards to the contracts at fair value when there is reasonable assurance that the contract amount will be received and it is probable that all attaching conditions will be complied with. The Company recognizes the amounts received in accordance with the contract as a reduction of research and development expenses over the periods necessary to match the contract on a systematic basis to the costs that it is intended to compensate. The Company records reimbursements on the balance sheet as contract receivable upon meeting the criteria discussed above until cash is received.  During the six months ended June 30, 2019 and 2018, the Company recorded $329,872 and $150,291 in accordance with the contract, as a reduction of research and development expense in the accompanying statement of operations.

In regard to the accounting treatment for reimbursements, US GAAP provides limited guidance on the accounting for government grants received by for-profit companies. We understand there is more than one acceptable alternative for the accounting treatment – a reduction of costs, a deferred credit to be amortized, revenue, or other income. Due to the terms of the contracts we have entered into the Company concluded that the reimbursements were more akin to a reduction of costs rather than any of the other alternatives to match the contract reimbursements on a systematic basis to the costs that the contract is intended to compensate.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Monte Carlo Simulation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. As of December 31, 2018 and 2017, the Company’s only derivative financial instrument was an embedded warrant feature associated with Series A Convertible Preferred Stock due to certain provisions that allow for a change in the warrant value based on fluctuations of the Company’s fair value of common stock at the date of execution of issuance of the warrant and based on certain contingent call features.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as a financial instrument, and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares was determined based on the then most recent price per share at which we sold preferred stock to unrelated parties in a private placement during the year then ended.

During the year ended December 31, 2018, the Company utilized $10.26 (post share exchange) per share as the fair value of its common stock for accounting purposes based on preferred share transactions with investors from August 2018 through to December 2018.

In drawing its conclusions, management considered various relevant factors, including the work of an independent third party valuation firm engaged to provide a valuation analysis as of December 31, 2018, which indicated a valuation of $10.26 per common share.

The December 31, 2018 valuation analysis employed the Market Approach using a Back Solve Methodology to determine the value of equity based on Series A Preferred Stock Financing rounds and utilized financial metrics observed in the marketplace. Management ultimately determined, and the valuation firm concurred, that the Market Approach method was the most appropriate valuation methodology under the circumstances.

At December 31, 2018, the Company identified the following liabilities that are required to be presented on the balance sheet at fair value:

	Fair Value As of December 31,			Fair Value Measurements at December 31, 2018 Using Fair Value Hierarchy
Description	2018	Level 1	Level 2	Level 3
Warrant Liability	$119,607	-	-	$119,607

Beneficial Conversion Feature

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value, this feature is characterized as a Beneficial Conversion Feature (“BCF”). A beneficial conversion feature is recorded by the Company as a debt discount pursuant to ASC 470-20, Debt with Conversion and Other Options. In those circumstances, the convertible debt is recorded net of the discount related to the beneficial conversion feature and the Company amortizes the discount to interest expense over the life of the debt.

The Company accounts for the beneficial conversion feature on its convertible preferred stock in accordance with ASC 470-20, Debt with Conversion and Other Options. The BCF of convertible preferred stock is normally characterized as the convertible portion or feature that provides a rate of conversion that is below market value or in-the-money when issued. The Company records a BCF related to the issuance of convertible preferred stock when issued. Beneficial conversion features that are contingent upon the occurrence of a future event are recorded when the contingency is resolved.

To determine the effective conversion price, the Company first allocates the proceeds received to the convertible preferred stock and then uses those allocated proceeds to determine the effective conversion price. If the convertible instrument is issued in a basket transaction (i.e., issued along with other freestanding financial instruments), the proceeds should first be allocated to the various instruments in the basket. Any amounts paid to the investor when the transaction is consummated (e.g., origination fees, due diligence costs) represent a reduction in the proceeds received by the issuer. The intrinsic value of the conversion option should be measured using the effective conversion price for the convertible preferred stock on the proceeds allocated to that instrument. The effective conversion price represents proceeds allocable to the convertible preferred stock divided by the number of shares into which it is convertible. The effective conversion price is then compared to the per share fair value of the underlying shares on the commitment date.

The accounting for a BCF requires that the BCF be recognized by allocating the intrinsic value of the conversion option to additional paid-in capital, resulting in a discount on the convertible preferred stock. This discount should be accreted from the date on which the BCF is first recognized through the earliest conversion date for instruments that do not have a stated redemption date. The intrinsic value of the BCF is recognized as a deemed dividend on convertible preferred stock over a period specified in the guidance. The Company didn’t have a BCF for any shares issued during 2018.

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on January 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As revenues are treated as a reduction of research and development expenses and the Company has no significant post-delivery obligations, this new standard did not result in any impact on the current or previously-reported total revenues as the Company had no revenues.

Revenue from providing research and development are recognized under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;

●	identification of performance obligations in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation.

To satisfy these five elements, the Company records revenue for research and development services on a quarterly basis as services are provided.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge will be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments of long-lived assets during years presented.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, the Company does not foresee generating taxable income in the near future and utilizing its deferred tax asset, therefore, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Due to the net loss incurred potentially dilutive instruments would be anti-dilutive. Accordingly, diluted loss per share is the same as basic loss for all periods presented. The following potentially-dilutive shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would be anti-dilutive.

	December 31,	December 31,
	2018	2017
Series A preferred stock	73,048	-
Warrants	73,048	-
Convertible notes	-	13,650
Total	146,096	13,650

Management’s Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2018, through the date which the consolidated financial statements are issued. Based upon the review, other than described in Note 12 – Subsequent Events, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this standard on January 1, 2019 and estimates the affect to be a $265,207 increase of assets to record the right of use and a $282,751 increase of liabilities to record lease liability as of January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 4 – Deposit on Shuttle Pharma Acquisition Corp, Inc.

The Company has paid a deposit of $250,000 on a purchase contract of $500,000 for the purchase of Shuttle Pharma Acquisition Corp, Inc. from a related party. The Company entered into the contract in order to facilitate the filing of its private placement. The final payment of the contract is due upon closing of a qualified private placement.

Note 5 – Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017

Office Furniture and equipment	$7,731	$7,731
Laboratory equipment	85,420	85,420
	93,151	93,151
Less accumulated depreciation	(92,313)	(74,313)
Property and equipment, net	$838	$18,838

Depreciation expense for the years ended December 31, 2018 and 2017 was $18,000 and $19,342 respectively.

Note 6 – Commitments and Contingencies

The Company currently has a lease agreement which allows for the use of a laboratory facility for a monthly payment of $5,757 and shall increase by 3% every year. The Lease commenced October 1, 2018, with the first payment due on January 1, 2019 and expiring on October 31, 2023. A security deposit of $6,480 also is being held for the duration of the lease term.

The following is a schedule, by years, of the minimum future rental payments as of December 31, 2018:

2019	69,776
2020	71,872
2021	74,028
2022	76,248
2023	64,800

$356,724

Management of the Company is not aware any other commitments or contingencies that would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Note 7 – Notes Payable-Related Party

On July 1, 2017, the Company received a loan from the spouse of an officer of the Company in the amount of $75,000.  The loan was payable in monthly installments of $6,420 inclusive of interest at 5% per annum until maturity on June 30, 2018 when the loan was paid in full. The interest expense incurred on this loan was $740 for the year ended December 31, 2018.

On January 25, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $300,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest are payable in full on January 25, 2019. On January 25, 2019, the Company amended the terms to extend the maturity date from January 25, 2019 to October 25, 2019.

On April 4, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $50,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on September 4, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from September 4, 2018 to April 4, 2019. On April 4, 2019, the Company amended the terms to extend the maturity date from April 4, 2019 to October 25, 2019.

On May 30, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest was payable in full on July 15, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from July 15, 2018 to November 30, 2019.

On June 29, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest was payable in full on August 15, 2018. On December 6, 2018, the Company amended the terms to extend the maturity date from August 15, 2018 to February 15, 2019. On February 19, 2019, the Company paid off this note in full.

Note 8 – Convertible Notes Payable

In August 2016, the Company received loans from unrelated parties in the aggregate amount of $120,250. The loans mature two years from the date of issuance, bear interest at 7.5% per annum and are automatically convertible into the shares of stock at, if at any time prior to the Maturity Date, and if the Company consummates a Sale Event or a Qualified Financing, then, immediately prior to consummation of the Sale Event or the Qualified Financing, the principle amount of and all unpaid accrued interest on this Note shall automatically convert shares at the Conversion Price, which is a 30% discount to the effective per share offering price of the qualified financing.

On June 4, 2018, all of the $120,250 outstanding convertible notes of the Company were converted to 12,363 shares of Common Stock of the Parent at a price of $9.72 per share. The Company has recorded $16,340 of common stock to be issued for the accrued interest. The settlement of debt was treated as a debt extinguishment under ASC 470-50-2 and the Company recorded a $7,640 loss on settlement of debt based on the fair value of the shares issued to settle the debt. The fair value was determined based on the then most recent price per share at which we sold preferred stock to unrelated parties in a private placement during the year then ended.

Note 9 – Stockholders’ Equity

In connection with the filing of the articles of conversion referred to in Note 1 and the articles of incorporation, the Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $.00001 and 20,000,000 shares of preferred stock with a par value of $.00001.

Common Stock

On August 12, 2016, in connection with the conversion the Company issued 45,000,000 shares of Common Stock for the outstanding 100 membership interests of the Company prior to the conversion.

On April 5, 2018, the Company issued 3,600,000 of the $0.00001 per share par value common shares of the Parent Company for $36.

On June 4, 2018, all of the 45,000,000 issued and outstanding shares of Shuttle Pharmaceuticals, Inc. $0.01 par value stock converted to 14,277,638 shares of the Company’s common stock during a recapitalization event.

On June 4, 2018, all of the convertible notes of the company were converted to 12,363 shares of Common Stock, the Company has recorded $16,340 of common stock to be issued for the accrued interest.

Series A Preferred Shares

On August 1, 2018, the Company issued 122.5 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On August 13, 2018, the Company issued 540 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On October 8, 2018, the Company issued 100 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On December 3, 2018, the Company issued 50 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On December 5, 2018, the Company issued 100 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

Warrants

The Series A Preferred shares purchased at a stated value of $1,000 per share included warrants to be issued upon the earlier of a closing of the sale of shares of Common stock to the public at a prices per share of at least $13.88 or in a firm commitment underwritten public offering pursuant to an effective registration statement resulting in gross proceeds of at least $15,000,000. The warrants shall be exercisable for a period of three years after the date of issuance. The warrant exercise price is contingent on the form of the public offering. If an initial public offering occurs at a price at or above $13.88, then the exercise price shall be set to the issuance price of the common stock with the number of warrants determined based on a 10.0% discount to the common stock issuance price. In the scenario where the common stock is listed with the common stock issuance price below $13.88, the exercise price is set to $20.82 with the number of warrants based on a fixed conversion price of $12.49, which represents a 10.0% discount to the $13.88 threshold. The warrants also have contingent call features based on the form of the public offering. If an initial public offering occurs at a price at or above $13.88, then the warrants are callable if the 20-day VWAP of the common stock in at or above 150% of the variable exercise price. In the scenario where the common stock is listed with a common stock issuance price below $13.88, then the warrants are callable if the 20-day VWAP of the common stock is at or above the $20.82 exercise price. The detachable contained terms and features that gave rise to derivative liability classification.

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. The Company has selected the Monte Carlo Simulations valuation technique to fair value the compound embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulations technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

The derivative liability linked to the Series A Preferred Shares as of December 31, 2018 was $119,607 and the change in fair value of warrant liability was a loss of $951.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the compound embedded derivative that has been bifurcated from the Convertible Notes and classified in liabilities:

Date Inputs:
Valuation Date	12/31/2018
Projected IPO/ Listing Date	9/30/2019
Projected Stay Private IPO / Listing Date	9/30/2020
Projected Time to IPO / Listing Date (Years)	0.75
Projected Time to Stay Private IPO / Listing Date (Years)	1.75

Forecast Inputs:
Risk-Free Rate - IPO Date 1 (U.S.)	2.49%
Risk-Free Rate - IPO Date 2 (U.S.)	2.51%
Selected Volatility	80.0%
Total Implied Risk-Neutral Equity Value as of December 31, 2018	$257,500

Common Stock Warrants Summary:
Common Warrants Issuance Date 2018	Aug, Oct, Dec
Common Warrants Issuance Date 2019	Feb
Common Warrants Term from Issuance (Years)	3.0
Common Warrants Coverage Percent of Warrant Coverage Amount	100.0%
Common Warrants Exercise Price Qualified IPO Scenario	variable
Common Warrants Exercise Price Listing Scenario	$20.82
Series A Accrued Dividend per Annum	8.5%
Series A Stated Value	$1,000
IPO Discount to Conversion Price Percentage	10.0%
Qualified IPO Callable Value Above Exercise Price	150.0%
Listing Callable Value	$20.82

Note 10 – Income Taxes

Our effective tax rate differs from the statutory federal income tax rate, primarily as a result of the changes in valuation allowance, nondeductible permanent differences, credits, and state income taxes.

A reconciliation of the federal statutory income tax to our effective income tax is as follows:

	2018	2017

Federal statutory rates	$(131,489)	$(72,622)
State income taxes	(51,656)	(17,621)
Rate change	-	41,201
Tax credit	(26,526)	(54,700)
Permanent differences	2,641	23,292
Valuation allowance against net deferred tax assets	207,030	80,450
Effective rate	$-	$-

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at December 31, 2018 and 2017 is presented below:

	2018	2017
Deferred income tax asset
Net operating loss carryforwards	$253,010	$84,290
Fixed assets	9,215	5,677
Intangibles	7,788	8,587
Interest	9,045	-
R&D tax credits	87,801	61,275
Total deferred income tax asset	366,859	159,829
Less: valuation allowance	(366,859)	(159,829)
Total deferred income tax asset	$-	$-

The Tax Cuts and Jobs Act (TCJA) was enacted in December 2017 and made substantial changes in the U.S. tax system. The Company’s deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate form 35% to 21% resulting in a tax expense of $41,201 before valuation allowance for the year ended December 31, 2017.  Due to the uncertainty surrounding the realization of the benefits of our deferred tax assets in future tax periods, we have placed a valuation allowance against our deferred tax assets at December 31, 2018 and 2017. The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company’s net deferred income tax asset is not more likely than not to be realized due to the lack of sufficient sources of future taxable income and cumulative losses that have resulted over the years. During the year ended December 31, 2018, the valuation allowance increased by $207,030.

As of December 31, 2018, we had cumulative net operating loss carryforwards for federal and state income tax purposes of $864,391 and $866,518 respectively, and available tax credit carryforwards of approximately $61,275 for federal income tax purposes, which can be carried forward to offset future taxable income. The federal net operating loss carryforwards consists of $287,571 of losses incurred prior to January 1, 2018 and which can be used to offset 100% of future taxable income and, $576,820 of losses incurred after January 1, 2018, which can be used to offset up to 80% of taxable income in subsequent years.

Our federal net operating loss carryforwards expire starting in 2026, state net operating losses expire starting in 2026, and federal tax credit carryforwards expire starting in 2026. Utilization of the net operating losses and tax credits are subject to a substantial annual limitation due to ownership changes, which occurred in past years. As a result of these changes, provisions in the Internal Revenue Code of 1986 under Section 382 and similar state provisions may result in the expiration of certain of our net operating losses and tax credits before we can use them.

Note 11 – Subsequent Events

Management has evaluated events that occurred subsequent to the end of the reporting period shown herein:

On February 1, 2019, the Company issued 200 equity units with a stated value of $1,000 per unit, consisting of 200 shares of the Company’s Series A Preferred Stock and 16,010 warrants. The cash proceeds of $200,000 were allocated as follows: $174,552 to the Series A Preferred Stock and $25,448 to the fair value of the warrants. The Series A Preferred Stock is convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public.

On February 11, 2019, the Company issued 100 equity units with a stated value of $1,000 per unit, consisting of 100 shares of the Company’s Series A Preferred Stock and 8,005 warrants. The cash proceeds of $100,000 were allocated as follows: $87,295 to the Series A Preferred Stock and $12,705 to the fair value of the warrants. The Series A Preferred Stock is convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public.

On June 24, 2019, the Company entered into a loan from the spouse of an officer of the Company in the amount of $70,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest is payable in full on June 23, 2020.

On July 15, 2019, a board member resigned and entered into a Consulting and Board Observer Agreement with the Company for a term of one year. The Company shall grant to the Consultant an aggregate of 639,161 shares of its common stock for these consulting services.

On August 16, 2019, five persons were appointed to the Board of Directors of the Company to serve as directors. Each person entered into an agreement pursuant to which they will serve as a director. The director agreement provides that they will receive a grant of $75,000 worth of Restricted Stock Units (‘RSU”) issuable under the Company’s 2018 Equity Incentive Plan. The RSU’s will vest annually in one third increments from appointment date. The Company will also pay each director $25,000 per annum, payable in equal quarterly installments commencing 90 days following the Company becoming a publicly reporting company under the exchange Act of 1934, as amended.

On August 24, 2019, the Company entered into a loan agreement with an officer of the Company in the amount of $70,000. The loan is payable in monthly installments of $6,073 inclusive of interest at 7.5% per annum until maturity on August 23, 2020.

On September 9, 2019, the Company was awarded a Phase II SBIR contract # 75N91019C00031 from the NIH to further advance the discovery work performed in a Phase I contract #HHSN261201600027C to develop “Predictive Biomarkers of Prostate Cancer Sensitivity for Radiation Late Effects.” The total contract amount is for $ 1,903,095 and the performance dates are 9/16/2019 through 9/15/2021. A sub-contract to Georgetown University will be awarded by the Company.

Shuttle Pharmaceuticals Holdings, Inc.

Condensed Consolidated Balance Sheets

	June 30, 2019	December 31, 2018
	(unaudited)

ASSETS

Current Assets:
Cash	$90,510	$352,390
Contracts receivable	-	3,825
Prepaid expenses	1,936	7,742
Deposit on Shuttle Pharma Acquisition Corp, Inc - related party	500,000	250,000
Total current assets	592,446	613,957

Property and equipment, net	22,690	838
Other assets	6,480	6,480
Operating lease right of use asset	243,534	-
Total assets	$865,150	$621,275

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$25,027	$30,731
Accrued interest payable	39,020	25,937
Deferred rent	-	17,544
Note payable-related party	445,000	400,000
Warrant liability	238,925	119,607
Lease liability, current portion	47,359	-
Total current liabilities	795,331	593,819
Noncurrent Liabilities:
Lease liability, less current portion	214,264	-
Total liabilities	1,009,595	593,819

Commitments and Contingencies	-	-

Stockholders’ Equity (Deficit):
Series A Preferred stock, $0.00001 par value; $1,000 per share liquidation value or aggregate $1,212,500; 20,000,000 shares authorized; 1,213 and 913 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively.	-	-
Common stock, $0.00001 par value; 100,000,000 shares authorized; 17,890,001 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively.	179	179
Common stock-shares to be issued	16,340	16,340
Additional paid in capital	2,183,461	1,921,524
Accumulated deficit	(2,344,425)	(1,910,587)
Total stockholders’ equity (deficit)	(144,445)	27,456
Total liabilities and stockholders’ equity	$865,150	$621,275

The accompanying footnotes are an integral part of these unaudited consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.
Condensed Consolidated Statements of Operations

(unaudited)

	Six Months Ended June 30,
	2019	2018
Revenue	$-	$-
Operating expenses:
Research and development-net of contract expense reimbursements	(45,251)	77,031
General and administrative	29,058	16,727
Legal and professional	354,354	124,496
Total operating expenses	338,161	218,254
Loss from operations	(338,161)	(218,254)
Other income (expense):
Interest expense	-	(3,805)
Interest expense-related party	(14,422)	(9,447)
Change in fair value of warrant liability	(81,255)	-
Loss on settlement of debt	-	(7,640)
Total other income (expense)	(95,677)	(20,892)
Loss before income taxes	(433,838)	(239,146)
Income tax expense	-	-
Net Loss	$(433,838)	$(239,146)

Weighted average common shares outstanding:
Basic and diluted	17,890,001	14,796,541
Net loss per share:
Basic and diluted	$(0.02)	$(0.02)

The accompanying footnotes are an integral part of these unaudited consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid- in	Shares to be	Accumulated	Total Stockholders’ Equity/
	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	(Deficit)
Balance, December 31, 2017	-	-	45,000,000	450,000	$550,100	-	$(1,284,448)	$(284,348)

Common stock issued for cash	-	-	3,600,000	36	(36)	-	-	-
Common Stock issued Shuttle Pharmaceuticals, Inc. shareholders			14,277,638	143	(143)	-	-	-
Recapitalization	-	-	(45,000,000)	(450,000)	450,000	-	-	-
Common stock issued for conversion of convertible debt and accrued interest	-	-	12,363	-	120,119	-	-	120,119
Shares to be Issued	-	-	-	-	-	16,340	-	16,340
Net loss	-	-	-	-	-	-	(239,146)	(239,146)

Balance, June 30, 2018	-	-	17,890,001	179	1,120,040	16,340	(1,523,594)	(387,035)

Balance, December 31, 2018	913	-	17,890,001	179	1,921,524	16,340	(1,910,587)	27,456
Equity Units issued for cash	300	-	-	-	300,000	-	-	300,000
Allocation of fair value of equity units to warrant liability	-	-	-	-	(38,063)	-	-	(38,063)
Net loss	-	-	-	-	-	-	(433,838)	(433,838)

Balance, June 30, 2019	1,213	$-	17,890,001	$179	$2,183,461	$16,340	$(2,344,425)	$(144,445)

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.
Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2019	2018

Cash Flows From Operating Activities:
Net loss	$(433,838)	$(239,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,645	9,441
Change in fair value of warrant liability	81,255	-
Loss on settlement of debt	-	7,640
Amortization of the right-of-use asset	21,673	-
Accrued interest on convertible notes payable	-	15,971
Changes in operating assets and liabilities:
Contracts receivable	3,825	49,210
Prepaid expenses	5,806	2,541
Accounts payable and accrued expenses	(5,704)	(56,103)
Accrued interest payable	13,083	(3,553)
Operating lease liability	(21,128)	-
Net cash used in operating activities	(333,383)	(213,999)

Cash Flows From Investing Activities:
Purchase of property and equipment	(23,497)	-
Net cash used in investing activities	(23,497)	-

Cash Flows From Financing Activities:
Proceeds from issuance of equity units	300,000	-
Repayment of note payable-related party	(25,000)	(37,733)
Proceeds from note payable-related party	70,000	250,000
Deposit on Shuttle Pharma Acquisition Corp, Inc - related party	(250,000)	-
Net cash provided by financing activities	95,000	212,267

Net decrease in cash	(261,880)	(1,732)

Cash, beginning of period	352,390	50,709

Cash, end of period	$90,510	$48,977

Cash paid for:
Interest	$825	$713
Income taxes	$-	$-

Supplemental non-cash financing activities:
Shares issued to reduce notes payable	$-	$120,250
Shares to be issued to reduce accrued interest	$16,340	$16,340

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

Shuttle Pharmaceuticals Holdings, Inc.

Notes To Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2019 and 2018

(Unaudited)

Note 1 – Organization and Basis of Presentation

Organization and Line of Business

The Company was formed as Shuttle Pharmaceuticals, LLC, in the State of Maryland on December 18, 2012. On August 12, 2016, the Company filed articles of conversion with the state of Maryland to convert from an LLC to a corporation and the Company changed its name to Shuttle Pharmaceuticals, Inc. In connection with the conversion the Company issued 45,000,000 shares of common stock for the outstanding 100% membership interest prior to the conversion. The Company’s primary purpose is the development and commercialization of unique drugs for the sensitization of cancers and protection of normal tissues, to improve the outcomes of cancer patients receiving radiation therapy. The company has a product, Ropidoxuridine, for use with radiation therapy which is the subject of a Small Business Innovation Research (SBIR) contract with the National Cancer Institute (NCI), a unit of the National Institutes of Health. The company also has licensed the rights to a product (Doranidazole) for use with radiation therapy, developed by Pola Pharma, a Japanese Pharmaceutical company (“Pola”).

Pola has granted to the Company an exclusive license for Doranidazole in the U.S. As consideration for this license, the Company shall grant to Pola a royalty free, fully paid up, perpetual non-exclusive license to use any and all data, results, information and know how generated through activities by the Company, for licensing, development or commercializing purposes of Doranidazole.

Pursuant to the terms of a licensing agreement, Pola has granted the Company the exclusive rights to make, have made, use, import, export, offer to sell and sell Doranidazole in the U.S. In the event Shuttle needs the active pharmaceutical ingredient (“API”) of Doranidazole for their evaluation, Shuttle may purchase API from Pola for a price of US$20,000/kg on “as is” basis up to 10kg. Pola shall be responsible for the preparation, filing, prosecution and maintenance of any and all patent applications and patents related to Doranidazole and its commercialization. Pola retains rights to Doranidazole in territories outside of the U.S.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year; or (iii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt securities. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. We have elected to take advantage of these reduced disclosure obligations and may elect to take advantage of other reduced reporting obligations in the future.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

The production and marketing of the Company’s products and its ongoing research and development activities will be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any combination product developed by the Company must undergo rigorous preclinical (animal) and clinical (human) testing and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials.

The Company’s success will depend in part on its ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.

Basis of Presentation

The interim condensed consolidated financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under the accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated balance sheet information as of December 31, 2018 was derived from the audited consolidated financial statements included in this Form S-1. These condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018 and notes thereto included in the Form S-1.

The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the entire fiscal year ended December 31, 2019 or for any other period.

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recapitalization

On June 4, 2018, the Company and Shuttle Pharma Acquisition Corp, Inc., a Delaware corporation (the “Parent”), entered into the Share Exchange Agreement, dated June 4, 2018 (the “Agreement”), by and among the Company, Parent, and the stockholders of the Company (the “Company Stockholders”). Pursuant to the Agreement, Parent acquired 100% of the issued and outstanding shares of common stock of the Company in exchange for the issuance of 14,290,001 shares of common stock of the Parent, which shares represent 80% of the then-issued and outstanding shares of Parent’s common stock. Parent remained as the surviving entity following completion of the share exchange. Upon the consummation of the Agreement, on June 8, 2018, the Company officially changed its name to Shuttle Pharmaceuticals Holdings, Inc. Shuttle Pharmaceuticals, Inc. then became a wholly-owned subsidiary of the Company.

In connection with the Agreement, all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, converted into a combined total of 14,277,638 shares of Common Stock of the Parent.

In addition, all of the $120,250 outstanding convertible notes of the Company were converted to 12,363 shares of Common Stock of the Parent. The Company has recorded $16,340 of common stock to be issued for the accrued interest on debt that was converted as a part of the recapitalization.

Note 2 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has not generated any revenues since inception, has incurred losses since its inception and has an accumulated deficit of $2,344,425 at June 30, 2019.  The Company currently has limited liquidity and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. To address its financing requirements, the Company will seek financing through debt or equity financings and to continue progress toward commercial viability of its products. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates in the accompanying financial statements include useful lives of property and equipment, valuation of derivatives, and the valuation allowance on deferred tax assets.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include all highly-liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company’s accounts receivable consists of amounts due from the National Institutes of Health (“NIH”), a government agency under the Department of Health and Human Services. The Company submits quarterly reports of progress for tasks performed on research and development contracts it is awarded. The contracts are typically a fixed fee cost reimbursement basis and payments are generally collected within 30 days. The Company currently does not provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivable terms vary from 7-30 days after the issuance of the invoice and typically would be considered past due when the term expires. The Company’s allowance for doubtful accounts was $0 and $0 at June 30, 2019 and December 31, 2018, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Furniture	5 years
Computers and equipment	5 years
Research Equipment	10 years

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, payroll and other personnel expenses, materials, supplies, and consulting costs.

These expenses are assigned to the clinical project to develop Ropidoxuridine in combination with radiation therapy. The SBIR contract covers much of the Phase I clinical trial in advanced GI malignancies.

The research expenses are assigned to the clinical project to develop Ropidoxuridine in combination with radiation therapy as a treatment for cancer. Costs that are not covered by the SBIR contract for performing the Phase I contract to determine commercialization feasibility included partial salary support of personnel and consultant to develop a commercialization plan. Costs that are not covered in the Phase II contract effort include business development and partial salary support.

Research expenses related to new drug discovery include partial support of personnel, space, supplies and legal costs.

The Company has successfully completed three SBIR contracts from the NIH to support research projects with potential for commercialization. The contract awards are fixed payment in response to quarterly Shuttle invoices and provide non-diluting funds that do not include a repayment obligation. Details on the three contracts follow:

1. Contract #HHSN261201400013C supports “Clinical development of IPdR for Radiosensitization” and consists of a “fast-track” award that includes $191,971 Phase I and $1,428,117 Phase II funding from 9/19/2014 through 9/18/2017. This contract includes a subcontract with Brown University, LifeSpan/Rhode Island Hospital for the performance of a Phase I clinical trial. The Phase I clinical trial of Ropidoxuridine and radiation therapy has been completed at Lifespan/Rhode Island Hospital. The subcontract’s technical objectives of the Phase I clinical trial included: (i) activation the IPdR IND for the Phase I and PK clinical trial, (ii) obtaining approvals for the Phase I and PK clinical protocol; development of efficacy protocols satisfying FDA “Orphan Drug” status and (iii) establishment of the in-house Company biomarker assays. The subcontract provided for the reimbursement of Lifespan/Rhode Island Hospital’s allowable costs. In accordance with the subcontract, if positive results were to be received from the Phase1 clinical trial, we planned to advance to Phase 1b and Phase II clinical trials of using Ropidoxuridine in conjunction with RT treatments of patients with brain tumors and soft tissue sarcomas. The subcontract provided for a total amount of $688,818 to fund Phase I and Phase II. This contract was completed on August 3, 2018.

2. Contract #HHSN261201600027C supported “Predictive Biomarkers of Prostate Cancer Patient Sensitivity for Radiation Late Effects.” This is a $299,502 Phase I award funding research from 9/19/2016 through 9/18/2017. This contract included a subcontract to Georgetown University for use of Mass Spectrometry core facilities to analyze clinical samples. The contract was completed to the satisfaction of NIH, as a prerequisite for submission of the Phase II SBIR contract application on the same topic, which has passed scientific review and is currently in process of negotiation with NIH.

3. Contract #HHSN261600038C supported “Cell-based Models for Prostate Cancer Health Disparity Research.” This is a $224,687 Phase I award funding research from 9/19/2016 through 2/3/2018. This contract included a subcontract with Georgetown University for use of a tissue culture core facility for growing human prostate cells derived from African-American donors. At completion of the Phase I effort, the company was judged by the NIH SBIR program to have reached all milestones. The enabled application in response for the Request for Application (RFA) for the Phase II contract. The Phase II contract #HHSN261201800016C was awarded to provide $1,484,850 to fund research from 9/17/2019 through 9/16/2020. The Phase II contract also includes a subcontract to Georgetown University for $742,002 to establish prostate cancer cell lines from African American patients undergoing prostate surgery for cancers.

On December 5, 2018, the Company engaged Georgetown University to perform the $742,002 subcontract of its Phase II contract #HHSN261201800016C. The Company will reimburse Georgetown for its allowable costs not to exceed the ceiling amount of $742,002. Depending on the resources it uses, Georgetown may or may not invoice for the total subcontract amount. In the event Georgetown does not invoice for the allowable amount, the Company is not obligated to pay the ceiling amount. Georgetown had invoiced and was paid a total of $0 as of December 31, 2018 and $16,629 as of June 30, 2019.

The Company recognizes the amounts received in regards to the contract at fair value when there is reasonable assurance that the contract amount will be received and it is probable that all attaching conditions will be complied with. The Company recognizes the amounts received in accordance with the contract as a reduction of research and development expenses over the periods necessary to match the contract on a systematic basis to the costs that it is intended to compensate. The Company records reimbursements on the balance sheet as contract receivable upon meeting the criteria discussed above until cash is received.  During the six months ended June 30, 2019 and 2018, the Company recorded $329,872 and $150,291 in accordance with the contract, as a reduction of research and development expense in the accompanying statement of operations.

In regard to the accounting treatment for reimbursements, US GAAP provides limited guidance on the accounting for government grants received by for-profit companies. We understand there is more than one acceptable alternative for the accounting treatment – a reduction of costs, a deferred credit to be amortized, revenue, or other income. Due to the terms of the contracts we have entered into the Company concluded that the reimbursements were more akin to a reduction of costs rather than any of the other alternatives to match the contract reimbursements on a systematic basis to the costs that the contract is intended to compensate.

Derivative Financial Instruments

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Monte Carlo Simulation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. As of June 30, 2019 and December 31, 2018, the Company’s only derivative financial instrument was an embedded warrant feature associated with Series A Convertible Preferred Stock due to certain provisions that allow for a change in the warrant value based on fluctuations of the Company’s fair value of common stock at the date of issuance of the warrant based on certain contingent call features.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

For certain financial instruments, the carrying amounts reported in the balance sheets for cash and current liabilities, including convertible notes payable, each qualify as a financial instrument, and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares was determined based on the then most recent price per share at which we sold preferred stock to unrelated parties in a private placement during the six months then ended.

During the six months ended June 30, 2019, the Company utilized $12.61 (post share exchange) per share as the fair value of its common stock for accounting purposes based on preferred share transactions with investors from August 2018 through June 2019.

In drawing its conclusions, management considered various relevant factors, including the work of an independent third party valuation firm engaged to provide a valuation analysis as of June 30, 2019, which indicated a valuation of $12.61 per common share.

The June 30, 2019 valuation analysis employed the Market Approach using a Back Solve Methodology to determine the value of equity based on Series A Preferred Stock Financing rounds and utilized financial metrics observed in the marketplace. Management ultimately determined, and the valuation firm concurred, that the Market Approach method was the most appropriate valuation methodology under the circumstances.

At June 30, 2019, the Company identified the following liabilities that are required to be presented on the balance sheet at fair value:

	Fair Value As of December 31,			Fair Value Measurements at December 31, 2018 Using Fair Value Hierarchy
Description	2018	Level 1	Level 2	Level 3
Warrant Liability	$238,925	-	-	$238,925

Beneficial Conversion Feature

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value, this feature is characterized as a Beneficial Conversion Feature (“BCF”). A beneficial conversion feature is recorded by the Company as a debt discount pursuant to ASC 470-20, Debt with Conversion and Other Options. In those circumstances, the convertible debt is recorded net of the discount related to the beneficial conversion feature and the Company amortizes the discount to interest expense over the life of the debt. The Company didn’t have a BCF for any shares issued during 2018.

The Company accounts for the beneficial conversion feature on its convertible preferred stock in accordance with ASC 470-20, Debt with Conversion and Other Options. The BCF of convertible preferred stock is normally characterized as the convertible portion or feature that provides a rate of conversion that is below market value or in-the-money when issued. The Company records a BCF related to the issuance of convertible preferred stock when issued. Beneficial conversion features that are contingent upon the occurrence of a future event are recorded when the contingency is resolved.

To determine the effective conversion price, the Company first allocates the proceeds received to the convertible preferred stock and then uses those allocated proceeds to determine the effective conversion price. If the convertible instrument is issued in a basket transaction (i.e., issued along with other freestanding financial instruments), the proceeds should first be allocated to the various instruments in the basket. Any amounts paid to the investor when the transaction is consummated (e.g., origination fees, due diligence costs) represent a reduction in the proceeds received by the issuer. The intrinsic value of the conversion option should be measured using the effective conversion price for the convertible preferred stock on the proceeds allocated to that instrument. The effective conversion price represents proceeds allocable to the convertible preferred stock divided by the number of shares into which it is convertible. The effective conversion price is then compared to the per share fair value of the underlying shares on the commitment date.

The accounting for a BCF requires that the BCF be recognized by allocating the intrinsic value of the conversion option to additional paid-in capital, resulting in a discount on the convertible preferred stock. This discount should be accreted from the date on which the BCF is first recognized through the earliest conversion date for instruments that do not have a stated redemption date. The intrinsic value of the BCF is recognized as a deemed dividend on convertible preferred stock over a period specified in the guidance.

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on January 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As revenues are treated as a reduction of research and development expenses and the Company has no significant post-delivery obligations, this new standard did not result in any impact on the current or previously-reported total revenues as the Company had no revenues.

Revenue from providing research and development are recognized under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;

●	identification of performance obligations in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation.

To satisfy these five elements, the Company records revenue for research and development services on a quarterly basis as services are provided.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge will be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments of long-lived assets during the periods presented.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, the Company does not foresee generating taxable income in the near future and utilizing its deferred tax asset, therefore, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Due to the net loss incurred potentially dilutive instruments would be anti-dilutive. Accordingly, diluted loss per share is the same as basic loss for all periods presented. The following potentially-dilutive shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would be anti-dilutive.

	June 30,	December 31,
	2019	2018
Series A preferred stock	97,062	73,048
Warrants	97,062	73,048
Total	194,124	146,096

Management’s Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of June 30, 2019, through the date which the consolidated financial statements are issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this standard on January 1, 2019.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 4 – Deposit on Shuttle Pharma Acquisition Corp, Inc. – Related Party

The Company has paid a deposit of $500,000 on a purchase contract of $500,000 for the purchase of Shuttle Pharma Acquisition Corp, Inc. from a related party. The Company entered into the contract in order to facilitate the filing of its private placement. The pre-payment of the contract will be expensed as financing costs upon closing of a private placement.

Note 5 – Property and Equipment, Net

Property and equipment consisted of the following as of June 30, 2019 and December 31, 2018:

	2019	2018

Office Furniture and equipment	$8,862	$7,731
Laboratory equipment	107,786	85,420
	116,648	93,151
Less accumulated depreciation	(93,958)	(92,313)
Property and equipment, net	$22,690	$838

Depreciation expense for the six months ended June 30, 2019 and December 31, 2018 was $1,645 and $9,441 respectively.

Note 6 – Commitments and Contingencies

Management of the Company is not aware any other commitments or contingencies that would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Note 7 – Operating Lease Right-of-use Assets and Operating Lease Liability

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is our incremental borrowing rate, estimated to be 10%, as the interest rate implicit in most of our leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the six months ended June 30, 2019 and 2018, the Company recorded $35,088 and 2,786, respectively as operating lease expense.

The Company currently has a lease agreement which allows for the use of a laboratory facility for a monthly payment of $5,757 and shall increase by 3% every year. The Lease commenced October 1, 2018, the first payment was made on January 1, 2019 and expires on October 31, 2023. A security deposit of $6,480 was also held for the duration of the lease term.

In adopting ASC Topic 842, Leases (Topic 842), the Company has elected the ‘package of practical expedients’, which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter is not applicable to the Company. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 month or less. On January 1, 2019, upon adoption of ASC Topic 842, the Company recorded a right-of-use asset.

The Right-of-use assets are summarized below:

June 30, 2019
Office Lease	$265,207
Less accumulated amortization	(21,673)
Right-of-use, net	$243,534

Amortization on the right -of -use asset is included in rent expense on the statements of operations.

Operating lease liabilities are summarized below:

June 30, 2019
Office Lease	$261,623
Less: current portion	(47,359)
Long term portion	$214,264

The Maturities of lease liabilities are summarized below:

As of June 30, 2019
2019 (through 12/31/19)	$35,234
2020	71,872
2021	74,028
2022	76,248
2023	64,800
Total future minimum lease payments	$322,182
Less imputed interest	(60,559)
PV of Payments	$261,623

Note 8 – Note Payable-Related Party

On July 1, 2017, the Company received a loan from the spouse of an officer of the Company in the amount of $75,000.  The loan was payable in monthly installments of $6,420 inclusive of interest at 5% per annum until maturity on June 30, 2018 when the loan was paid in full. The interest expense incurred on this loan was $740 for the year ended December 31, 2018.

On January 25, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $300,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on January 25, 2019. On January 25, 2019, the Company amended the terms to extend the maturity date from January 25, 2019 to October 25, 2019.

On April 4, 2018, the Company entered into a loan from the spouse of an officer of the Company in the amount of $50,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on September 4, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from September 4, 2018 to April 4, 2019. On April 4, 2019, the Company amended the terms to extend the maturity date from April 4, 2019 to October 25, 2019.

On May 30, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on July 15, 2018. On October 31, 2018, the Company amended the terms to extend the maturity date from July 15, 2018 to November 30, 2019.

On June 29, 2018, the Company entered into a loan with an officer of the Company in the amount of $25,000. The loan bears an interest rate of 7.5% per annum. The loan plus accrued interest were payable in full on August 15, 2018. On December 6, 2018, the Company amended the terms to extend the maturity date from August 15, 2018 to February 15, 2019. On February 19, 2019, the Company paid off this note in full. The interest expense incurred on this loan was $1,223 for the six months ended June 30, 2019.

On June 24, 2019, the Company entered into a loan from the spouse of an officer of the Company in the amount of $70,000. The loan bears an interest rate of 7.5% per annum. The loans plus accrued interest are payable in full on June 23, 2020.

Note 9 - Convertible Notes Payable

In August 2016, the Company received loans from unrelated parties in the aggregate amount of $120,250. The loans mature two years from the date of issuance, bear interest at 7.5% per annum and are automatically convertible into the shares of stock at, if at any time prior to the Maturity Date, and if the Company consummates a Sale Event or a Qualified Financing, then, immediately prior to consummation of the Sale Event or the Qualified Financing, the principle amount of and all unpaid accrued interest on this Note shall automatically convert shares at the Conversion Price, which is a 30% discount to the effective per share offering price of the qualified financing.

On June 4, 2018, all of the $120,250 outstanding convertible notes of the Company were converted to 12,363 shares of Common Stock of the Parent at a price of $9.72 per share. The Company has recorded $16,340 of common stock to be issued for the accrued interest. The settlement of debt was treated as a debt extinguishment under ASC 470-50-2 and the Company recorded a $7,640 Loss on Settlement of Debt based on the fair value of the shares issued to settle the debt. The fair value was determined based on the then most recent price per share at which we sold preferred stock to unrelated parties in a private placement during the year then ended.

Note 10 – Stockholders’ Equity

In connection with the filing of the articles of conversion referred to in Note 1 and the articles of incorporation, the Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $.00001 and 20,000,000 shares of preferred stock with a par value of $.00001.

Common Stock

On August 12, 2016, in connection with the conversion the Company issued 45,000,000 shares of Common Stock for the outstanding 100 membership interests of the Company prior to the conversion.

On April 5, 2018, the Company issued 3,600,000 of the $0.00001 per share par value common shares of the Parent Company for $36.

On June 4, 2018, all of the 45,000,000 issued and outstanding shares of Shuttle Pharmaceuticals, Inc. $0.01 par value stock converted to 14,277,638 shares of the Company’s common stock during a recapitalization event.

On June 4, 2018, all of the convertible notes of the company were converted to 12,363 shares of Common Stock, the Company has recorded $16,340 of common stock to be issued for the accrued interest.

Series A Preferred Shares

On August 1, 2018, the Company issued 122.5 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On August 13, 2018, the Company issued 540 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On October 8, 2018, the Company issued 100 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On December 3, 2018, the Company issued 50 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

On December 5, 2018, the Company issued 100 shares of the Company’s Series A Preferred Stock with a stated value of $1,000 per share. The Series A Preferred Stock is automatically convertible into a number of shares of the Company’s Common Stock upon the closing of the sale of shares of Common Stock to the public or upon listing of the Company’s Common Stock on a national securities exchange.

Warrants

The Series A Preferred shares purchased at a stated value of $1,000 per share included warrants to be issued upon the earlier of a closing of the sale of shares of common stock to the public at a prices per share of at least $13.88 or in a firm commitment underwritten public offering pursuant to an effective registration statement resulting in gross proceeds of at least $15,000,000. The warrants shall be exercisable for a period of three years after the date of issuance. The warrant exercise price is contingent on the form of the public offering. If an initial public offering occurs at a price at or above $13.88, then the exercise price shall be set to the issuance price of the common stock with the number of warrants determined based on a 10.0% discount to the common stock issuance price. In the scenario where the common stock is listed with the common stock issuance price below $13.88, the exercise price is set to $20.82 with the number of warrants based on a fixed conversion price of $12.49, which represents a 10.0% discount to the $13.88 threshold. The warrants also have contingent call features based on the form of the public offering. If an initial public offering occurs at a price at or above $13.88, then the warrants are callable if the 20-day VWAP of the common stock in at or above 150% of the variable exercise price. In the scenario where the common stock is listed with a common stock issuance price below $13.88, then the warrants are callable if the 20-day VWAP of the common stock is at or above the $20.82 exercise price. The detachable warrants contained terms and features that gave rise to derivative liability classification.

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. The Company has selected the Monte Carlo Simulations valuation technique to fair value the compound embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulations technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

The derivative liability linked to the Series A Preferred Shares as of June 30, 2019 was $238,925 and the change in fair value of warrant liability was a loss of $81,255.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the compound embedded derivative that has been bifurcated from the Convertible Notes and classified in liabilities:

Date Inputs:
Valuation Date	6/30/2019
Projected IPO/ Listing Date	9/30/2019
Projected Stay Private IPO / Listing Date	9/30/2020
Projected Time to IPO / Listing Date (Years)	0.25
Projected Time to Stay Private IPO / Listing Date (Years)	1.25

Forecast Inputs:
Risk-Free Rate - IPO Date 1 (U.S.)	1.71%
Risk-Free Rate - IPO Date 2 (U.S.)	1.74%
Selected Volatility	80.0%
Total Implied Risk-Neutral Equity Value as of June 30, 2019	$295,500

Common Stock Warrants Summary:
Common Warrants Issuance Date 2018	Aug, Oct, Dec
Common Warrants Issuance Date 2019	Feb
Common Warrants Term from Issuance (Years)	3.0
Common Warrants Coverage Percent of Warrant Coverage Amount	100.0%
Common Warrants Exercise Price Qualified IPO Scenario	variable
Common Warrants Exercise Price Listing Scenario	$20.82
Series A Accrued Dividend per Annum	8.5%
Series A Stated Value	$1,000
IPO Discount to Conversion Price Percentage	10.0%
Qualified IPO Callable Value Above Exercise Price	150.0%
Listing Callable Value	$20.82

Stock Option Plan

Our 2018 Equity Incentive Plan provides for equity incentives to be granted to our employees, executive officers or directors and to key advisers and consultants. Equity incentives may be in the form of stock options with an exercise price of not less than the fair market value of the underlying shares as determined pursuant to the 2018 Equity Incentive Plan, restricted stock awards, other stock-based awards, or any combination of the foregoing. The 2018 Equity Incentive Plan is administered by the Company’s compensation committee or, alternatively, if there is no compensation committee, the Company’s board of directors. We have reserved 3,000,000 shares of our common stock for issuance under the 2018 Equity Incentive Plan. No awards are outstanding as of the date of this prospectus.

Note 11 – Subsequent Events

Management has evaluated events that occurred subsequent to the end of the reporting period shown herein:

On July 15, 2019, a board member resigned and entered into a Consulting and Board Observer Agreement with the Company for a term of one year. The Company shall grant to the Consultant an aggregate of 639,161 shares of its common stock for these consulting services.

On August 16, 2019, five persons were appointed to the Board of Directors of the Company to serve as directors. Each person entered into an agreement pursuant to which they will serve as a director. The director agreement provides that they will receive a grant of $75,000 worth of Restricted Stock Units (‘RSU”) issuable under the Company’s 2018 Equity Incentive Plan. The RSU’s will vest annually in one third increments from appointment date. The Company will also pay each director $25,000 per annum, payable in equal quarterly installments commencing 90 days following the Company becoming a publicly reporting company under the exchange Act of 1934, as amended.

On August 24, 2019, the Company obtained a loan from an officer of the Company in the amount of $70,000.  The loan is payable in monthly installments of $6,073 inclusive of interest at 7.5% per annum until maturity on August 23, 2020.

On September 9, 2019, the Company was awarded a Phase II SBIR contract # 75N91019C00031 from the NIH to further advance the discovery work performed in a Phase I contract #HHSN261201600027C to develop “Predictive Biomarkers of Prostate Cancer Sensitivity for Radiation Late Effects.” The total contract amount is for $ 1,903,095 and the performance dates are 9/16/2019 through 9/15/2021. A sub-contract to Georgetown University will be awarded by the Company.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fees	$
Transfer Agent Fees	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Miscellaneous Fees and Expenses	$
Total	$

All amounts are estimates other than the SEC’s registration fee.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

During the past two years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act, as amended:

ITEM 16.	EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation*
3.2	By-Laws*
5.1	Opinion of Michelman & Robinson, LLP**
10.1	Form of Subscription Agreement for Series A Convertible Preferred Stock*
10.2	2018 Equity Incentive Plan*
10.3	Code of Ethics**
10.4	Employment Agreement with A. Dritschilo*
10.5	Employment Agreement with P. Dritschilo*
10.6	Amended and Restated Employment Agreement with M. Vander Hoek*
10.7	Employment Agreement with T. Rich*
10.8	Employment Agreement with M. Jung*
10.9	Employment Agreement with T. Phillips*
10.10	Form of Letter Agreement with Director*
10.11	Exclusive License Agreement with Pola Pharma Inc.**
10.12	SBIR Contract #HHSN261201400013C**
10.13	SBIR Contract #HHSN261201600027C**
10.14	SBIR Contract #HHSN261600038C**
10.15	Subaward Agreement with LifeSpan/Rhode Island Hospital**
10.16	Research Agreement and Subcontract with Georgetown University**
10.17	SBIR Phase 1 Agreement with Georgetown University**
10.18	Loan Agreement, dated as of August 24, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Anatoly Dritschilo.*
10.19	Intellectual Property FTO Opinion Report (Morgan Lewis).*
10.20	SBIR Phase II Contract #75N9101C00031**
10.20	Form of Escrow Agreement with Michelman & Robinson LLP**
23.1	Consent of RSM US LLP*
23.2	Consent of Paritz & Company, P.A.*
23.3	Consent of Michelman & Robinson, LLP**
23.4	Power of Attorney (included in the signature page to this registration statement)

*	Filed herewith.
**	To be filed.

II-1

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B of the Securities Act or other than prospectuses filed in reliance on Rule 430A of the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-1 to be signed on its behalf by the undersigned, in Rockville, Maryland, on September 12, 2019.

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M.D., Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anatoly Dritschilo, M.D. and Peter Dritschilo, and each of them as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re- substitution, for each of them and in each name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as each might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signatures		Title(s)	Date

By:	/s/ Anatoly Dritschilo	Chairman of the Board and	September 12, 2019
	Anatoly Dritschilo, M.D.	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Peter Dritschilo	President	September 12, 2019
Peter Dritschilo

By:	/s/ Michael Vander Hoek	Chief Financial Officer	September 12, 2019
	Michael Vander Hoek	(Principal Financial and Accounting Officer)

By:	/s/ Tae Heum Jeong	Director	September 12, 2019

By:	/s/ Steven Richards	Director	September 12, 2019

By:	/s/ Joshua Schaefer	Director	September 12, 2019

By:	/s/ Milton Brown	Director	September 12, 2019

By:	/s/ William H. Adkins	Director	September 12, 2019

By:	/s/ William Coffin	Director	September 12, 2019

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